Filed Pursuant to Rule 424(b)(5)

Registration No. 333-224616

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration fee(2)
Preferred Stock, $0.01 par value	3,450,000 shares (1)	$100.00	$345,000,000	$44,781.00

(1)

Includes 450,000 shares of preferred stock, issuable upon exercise of the underwriters’ option to purchase additional shares of preferred stock from the registrant solely to cover over-allotments, if any.

(2)	Calculated in accordance with Rule 457(r) and Rule 456(b) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT
TO PROSPECTUS DATED AUGUST 18, 2020

3,000,000 Shares

6.50% Series A Mandatory Convertible Preferred Stock

We are offering 3,000,000 shares of our 6.50% Series A Mandatory Convertible Preferred Stock, which we refer to as our mandatory convertible preferred stock. In addition, we have granted the underwriters an option, which is exercisable within 30 days after the date of this prospectus supplement, to purchase up to an additional 450,000 shares of mandatory convertible preferred stock solely to cover over-allotments.

DIVIDENDS

The mandatory convertible preferred stock will accumulate cumulative dividends at a rate per annum equal to 6.50% on the liquidation preference thereof, which is $100.00 per share of mandatory convertible preferred stock. Dividends on the mandatory convertible preferred stock will be payable when, as and if declared by our board of directors, out of funds legally available for their payment to the extent paid in cash, quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2020 and ending on, and including, September 1, 2023. Declared dividends on the mandatory convertible preferred stock will be payable, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock, in the manner, and subject to the provisions, described in this prospectus supplement.

MANDATORY CONVERSION

Unless previously converted, each outstanding share of mandatory convertible preferred stock will automatically convert, for settlement on the mandatory conversion settlement date, which is scheduled to occur on September 1, 2023, into between 11.9048 and 14.2857 shares of our common stock, which we refer to as the minimum conversion rate and the maximum conversion rate, respectively. Each of the minimum conversion rate and the maximum conversion rate is subject to adjustment as described in this prospectus supplement.

The conversion rate that will apply to mandatory conversions will be determined based on the average of the “daily VWAPs” (as defined in this prospectus supplement) over the 20 consecutive “VWAP trading days” (as defined in this prospectus supplement) beginning on, and including, the 21st “scheduled trading day” (as defined in this prospectus supplement) immediately before September 1, 2023. The conversion rate applicable to mandatory conversions may in certain circumstances be increased to compensate preferred stockholders for certain unpaid accumulated dividends.

EARLY CONVERSION

Preferred stockholders will have the right to convert all or any portion of their shares of mandatory convertible preferred stock at any time until the close of business on the mandatory conversion date. Early conversions that are not in connection with a “make-whole fundamental change” (as defined in this prospectus supplement) will be settled at the minimum conversion rate. In addition, the conversion rate applicable to such an early conversion may in certain circumstances be increased to compensate preferred stockholders for certain unpaid accumulated dividends.

If a make-whole fundamental change occurs, then preferred stockholders will, in certain circumstances, be entitled to convert their mandatory convertible preferred stock at an increased conversion rate for a specified period of time and receive an amount to compensate them for certain unpaid accumulated dividends and any remaining future scheduled dividend payments.

NO REDEMPTION

We may not redeem the mandatory convertible preferred stock at our option.

CONCURRENT OFFERING

Concurrent with this offering of our mandatory convertible preferred stock, we are conducting a registered public offering (the “concurrent offering”), pursuant to a separate prospectus supplement, of 35,714,286 shares of our common stock, plus up to an additional 5,357,143 shares of our common stock that the underwriters of the concurrent offering have the option to purchase from us. In addition, we currently intend, subject to market conditions, to cause our subsidiary Sabre GLBL Inc. on a subsequent date to conduct a private offering (the “Proposed Notes Offering”) of $300,000,000 aggregate principal amount of senior secured notes (the “Senior Secured Notes”). The timing and size of the Proposed Notes Offering is dependent on market conditions and our ability to access the debt capital markets on terms acceptable to us. We cannot give any assurance that the Proposed Notes Offering will be commenced or completed. Settlement of this offering is not conditioned upon settlement of the concurrent offering or the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the concurrent offering is not conditioned upon this offering. This prospectus supplement is not offering the Senior Secured Notes or the common stock. See “Summary—The Offering—Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.”

LISTING; COMMON STOCK

No public market currently exists for the mandatory convertible preferred stock. We intend to apply to list the mandatory convertible preferred stock on The Nasdaq Global Select Market under the symbol “SABRP.” If the listing is approved, we expect trading to commence within 30 days after the date the mandatory convertible preferred stock is first issued. Our common stock is listed on The Nasdaq Global Select Market under the symbol “SABR.” On August 19, 2020, the last reported sale price of our common stock was $7.02 per share.

	Per Share	Total
Public offering price	$100.00	$300,000,000
Underwriting discounts and commissions(1)	$3.25	$9,750,000
Proceeds, before expenses, to us	$96.75	$290,250,000

(1)	For additional information about underwriting compensation, see “Underwriting.”

An investment in the mandatory convertible preferred stock involves risks. See “Risk Factors” beginning on page S-24.

Neither the Securities and Exchange Commission nor any state or foreign securities commission or regulatory authority has approved or disapproved of the mandatory convertible preferred stock or the shares of our common stock issuable in respect thereof or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect to deliver the mandatory convertible preferred stock in book-entry form through the facilities of The Depository Trust Company on or about August 24, 2020.

Bookrunners

Morgan Stanley	BofA Securities

Goldman Sachs & Co. LLC	Mizuho Securities	Wells Fargo Securities	Deutsche Bank Securities	Citigroup

Co-Managers

PNC Capital Markets LLC	MUFG	TPG Capital BD, LLC	ING

Prospectus Supplement dated August 19, 2020.

Prospectus Supplement

Prospectus

i

We are responsible for the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any related free-writing prospectus we prepare or authorize. We have not, and the underwriters have not, authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information included in this prospectus supplement, the accompanying prospectus or in any free-writing prospectus we prepare or authorize is accurate as of any date other than the date of the document containing the information.

The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus supplement, and investors should not rely on any such information in deciding whether to purchase the shares.

You should not consider any information included or incorporated by reference in this prospectus supplement or the accompanying prospectus to be legal, tax or investment advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding any purchase of the mandatory convertible preferred stock. Neither we nor any of the underwriters makes any representation regarding the legality of an investment in the mandatory convertible preferred stock by any person under applicable investment or similar laws.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to purchase any mandatory convertible preferred stock in any jurisdiction or to any person where the offer or solicitation is not permitted.

ii

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the documents incorporated by reference and the additional information described in the accompanying prospectus under the heading “Where You Can Find More Information” and “Incorporation by Reference.”

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

Any statement made in this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement. The information we have included in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement or the accompanying prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since any such dates.

In this prospectus supplement, unless we indicate otherwise or the context requires, references to the “company,” “Sabre,” “we,” “our,” “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries, taken as a whole. In the context of our Travel Network business, references to “travel buyers” refer to buyers of travel, such as online and offline travel agencies, travel management companies (“TMCs”) and corporate travel departments, and references to “travel suppliers” refer to suppliers of travel services such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators.

SUMMARY

This summary highlights important information about this offering and information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, as well as the additional materials described under the captions “Where You Can Find More Information” and “Incorporation By Reference” in this prospectus supplement and in the accompanying prospectus, including “Risk Factors” beginning on page S-16 of this prospectus supplement and “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020. and “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

Our Company

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation (“Sabre Holdings”), which is the sole subsidiary of Sabre Corporation. Sabre GLBL Inc. (“Sabre GLBL”) is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL or its direct or indirect subsidiaries conduct all of our businesses. Our shares have been listed on The Nasdaq Global Select Market since April 17, 2014. We are headquartered in Southlake, Texas, and as of June 30, 2020, we employed approximately 8,400 people (or approximately 7,750 people, taking into account outstanding voluntary and involuntary programs) in approximately 60 countries around the world.

At Sabre, we make travel happen. We are a software and technology company that powers the global travel industry. We partner with airlines, hoteliers, agencies and other travel partners to retail, distribute and fulfill travel. We connect the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We also offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. We are committed to helping customers operate more efficiently, drive revenue and offer personalized traveler experiences with next-generation technology solutions.

Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092 and our telephone number is (682) 605-1000. Our corporate website address is www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus supplement, and investors should not rely on any such information in deciding whether to purchase our stock.

See “Risk Factors” beginning on page S-16 and “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 for risks that could impact our business.

Recent Developments

In December 2019, a novel strain of coronavirus, COVID-19, was first detected in Wuhan, China, and has since spread to other regions, including the United States and Europe. On March 11, 2020, the World Health Organization declared that the rapidly spreading COVID-19 outbreak was a global pandemic. As a result, air, hotel and other travel bookings have suffered unprecedented reductions across the world, significantly adversely affecting our business. See “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. We have responded to the challenges created by the COVID-19 pandemic as described below.

Significant events affecting travel, including events such as the terrorist attacks of September 11, 2001 and the 2003 outbreak of SARS (severe acute respiratory syndrome), typically have an impact on booking patterns, with the full extent of the impact generally determined by the length of time the event and related government and societal reactions influence travel decisions. COVID-19 has had a significant adverse effect on the travel industry, global travel bookings and on our business, financial condition and operating results. This adverse effect is very likely to continue until the virus is contained and may continue thereafter, particularly if government regulation of, and consumer attitudes toward, travel change in a lasting way.

Business Impact

Approximately 15% of our revenues are not directly linked to transaction volume for the travel industry as a whole, which mitigates our exposure to the impact of the virus to some extent.

Nonetheless, we are in a time of unprecedented disruption to the travel industry. Our revenue was down 92% in the second quarter of 2020. Travel Network bookings were down 105% for the second quarter of 2020. Gross air bookings were down 95%, 91%, and 86% in April, May and June of 2020, respectively. Net bookings (net of cancellations) were positive in June for the first time since early March and continued in positive territory in July. However, net bookings were negative in April and May, and for the second quarter as a whole as cancellations exceeded our expectations.

As of June 30, 2020, we have a reserve for future cancellations of approximately $60 million. The net value of revenue booked in respect of segments not yet departed, after taking into account related reserves, was approximately $27 million as of June 30, 2020. This reflects departures through the remainder of the year.

Liquidity and Cost Savings Measures

The reduction in revenues described above has significantly adversely affected our liquidity. We are responding with measures to increase our cash position, including through the current offerings, as well as previously announced actions such as borrowings under our existing revolving credit facility, implementation of cost savings measures and suspension of dividends and share repurchases. We are also reviewing other potential cost savings actions.

We had a cash balance of approximately $1.3 billion as of June 30, 2020. We anticipate receiving gross proceeds of approximately $250 million from this offering, assuming no exercise of the underwriters’ option to purchase additional shares in respect of the stock and approximately $250 million from the concurrent offering, assuming no exercise of the overallotment option in respect of the common stock (although settlement of this offering is not conditioned upon settlement of the concurrent offering). Our cash balance as of June 30, 2020, after giving effect on a pro forma basis to:

•

receipt of the anticipated net proceeds from this offering and the concurrent offering (assuming no exercise of the options to purchase additional shares granted to the applicable underwriters in respect of either offering);

•

receipt of the anticipated net proceeds from the proposed notes offering and application of those proceeds to the repayment of existing debt, which does not materially impact the pro forma cash balance;

•	liabilities for refunds from cancellations incurred or expected to be incurred but not yet paid, net of associated incentive fees due from agencies; and

•	approximately $60 million in remaining severance payments related to restructuring charges taken in the first half of 2020.

in the aggregate, would have been approximately $1.7 billion.

We believe that about two-thirds of our cost structure is adjustable in the near-term, comprised largely of incentive expenses that decline proportionally with bookings and including other variable expenses that are subject to the cost savings measures described below. Based on this, we estimate that, if there were no net bookings at all utilizing our services, we would incur cash outlay of revenue less expense, inclusive of interest, capital expenditures and debt amortization, of approximately $80 million per month based on our current cost structure after giving effect to:

•	the realization of approximately $275 million of estimated net savings in 2020 (assuming the effectiveness of the cost savings measures described below); and

•	consummation of the concurrent offering, the Proposed Notes Offering and current borrowings under our revolving credit facility.

This amount is an estimate and would be increased or decreased by any changes affecting our cost structure and on receipt of any bookings.

As previously announced, we identified and are in the process of removing costs from the business in 2020 that we currently estimate would result in over $275 million in net cash cost savings during 2020. In 2021 and beyond, on an annual run-rate basis, we expect these actions to result in approximately $200 million in savings versus 2019. Given the magnitude of travel decline and the unknown duration of the COVID-19 impact, we will continue to monitor travel activity and take additional steps should we determine they are necessary.

As part of these cost reduction efforts, we have taken the following actions with regard to our workforce and compensation programs:

•	A temporary reduction in base compensation pay for our US-based salaried workforce, including a 25% reduction for our CEO, from March 16, 2020 through July 5, 2020;

•	A temporary reduction in the cash retainer for members of the Board of Directors from March 16, 2020 through June 30, 2020;

•	The temporary suspension of our 401(k) match program for US-based employees;

•	Reductions in third-party contracting, vendor costs and other discretionary spending;

•	An offering of voluntary unpaid time off, voluntary severance and a voluntary early retirement program in the first quarter of 2020;

•	A temporary furlough of approximately one-third of our workforce during the second quarter of 2020; and

•

A right-sizing of our global organization through a reduction in force that impacted approximately 800 team members across 44 office locations. This reduction is in addition to the separation of approximately 400 participants in voluntary severance and voluntary early retirement programs described above.

Additionally, the decline in global travel driven by COVID-19 is expected to result in:

•	A proportional decline in Sabre Travel Network incentive expense, and

•	A reduction in our semi-variable technology hosting costs, which were approximately $250 million in 2019.

We also announced an expanded, multi-year agreement with DXC Technology (“DXC”) that we expect will further reduce technology hosting costs.

In addition to the cost reductions described above:

•

On March 16, 2020, our Board of Directors voted to suspend the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment, and

•	We announced the suspension of our multi-year share repurchase program (the “Share Repurchase Program”).

Under the terms of the Amended and Restated Credit Agreement, the financial covenant related to our leverage ratio is suspended for a limited time if a “Material Travel Event Disruption” has occurred. As defined in the Amended and Restated Credit Agreement, a “Material Travel Event Disruption” means, in any given calendar month, a decrease of 10% or more in the number of “domestic revenue passenger enplanements” (determined by reference to the monthly “Air Traffic Statistics” published by the Bureau of Transportation Statistics) has occurred as a result of or in connection with a Travel Event (as defined in the Amended and Restated Credit Agreement) as compared to the number of “domestic revenue passenger enplanements” (determined by reference to the monthly “Air Traffic Statistics” published by the Bureau of Transportation Statistics) occurring in the corresponding month during the prior year or, if a Material Travel Event Disruption existed during such month, the most recent corresponding month in which no Material Travel Event Disruption occurred/existed.

As of June 30, 2020, the recent capacity reductions by domestic airlines in response to the COVID-19 outbreak and related anticipated decreases in domestic passenger enplanements, and a recent sharp decline in GDS bookings, has led to a finding that a Material Travel Event Disruption has occurred. As such, the leverage ratio covenant has been suspended for at least the second and third quarters of 2020. Based on July 2020 volumes, we expect the suspension of the leverage ratio covenant will continue into the fourth quarter of 2020.

Concurrent Offering, Proposed Credit Facility Transactions and Proposed Private Offering of Notes

We are currently pursuing several other financing transactions that, if completed, will impact our liquidity, balance sheet, operational flexibility and future capital resources. Settlement of this offering is not conditioned on those financing transactions.

Concurrent Offering of Common Stock

Concurrent with this offering of stock, we are conducting a registered public offering, pursuant to a separate prospectus supplement, of 35,714,286 shares of our common stock.

We are currently seeking to obtain approximately $550 million in aggregate gross proceeds from this offering and the concurrent offering, before deducting underwriters’ discounts. We intend to use the net proceeds from this offering and the concurrent offering, in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes. If the concurrent offering is consummated, we expect to agree to provide the underwriters of the concurrent offering with an option to purchase an additional 5,357,143 shares of common stock.

We may modify the amount or other proposed terms of the concurrent offering, and may not complete the concurrent offering on the terms or in the amount currently anticipated, or at all. Settlement of this offering is not conditioned upon settlement of the concurrent offering, and settlement of the concurrent offering is not conditioned upon settlement of this offering. The concurrent offering is being made pursuant to a separate prospectus supplement, and this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the common stock.

Proposed Credit Facility Transactions

We are currently in active negotiations with certain lenders under our $400 million revolving credit facility (“Revolver”) (of which $375 million was drawn as of the date hereof) and certain lenders under our existing $570 million Term Loan A facility (“Term Loan A”) (of which $456 million is currently outstanding), regarding amendments to and/or replacements of such facilities (the “Proposed Credit Facility Transactions”). If consummated, we currently expect such transactions to result in:

•

a $400 million revolving senior secured credit facility that matures in February 2024, subject to an earlier “springing” maturity date in the event the maturity dates of the $1,900 million incremental Term Loan B facility (“Term Loan B”) (of which approximately $1,834 million is outstanding), the April 2023 Notes and the November 2023 Notes have not been extended or refinanced to a date outside of August, 2024 (our current $400 million Revolver matures in July 2022); and

•

an approximately $156 million senior secured Term Loan A, following prepayment of the Term Loan A from the proceeds of the Proposed Notes Offering discussed below, the maturity of which we are a seeking to extend such that a significant portion of the Term Loan A would mature in February 2024, subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended or refinanced to a date outside of August, 2024 (our current outstanding $456 million Term Loan A matures in July 2022, and any unextended balance of the Term Loan A would mature on this date).

As part of those transactions, we currently expect to use the net proceeds from the Proposed Notes Offering, after fees, discounts, commissions and other offering expenses, plus cash on hand, to repay approximately $300 million principal amount of debt under our Term Loan A.

In connection with our request to extend the maturity date of our revolving credit facility and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis, limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt and increase the interest rate spreads by 0.25%.

We may modify the amount, structure or other proposed terms of the Proposed Credit Facility Transactions, and may not complete the Proposed Credit Facility Transactions on the terms or in the amount currently anticipated, or at all. We may, in lieu of the Proposed Credit Facility Transactions described above, reduce the amount of the existing Revolver and the existing Term Loan A that is repaid or refinanced, and leave a portion of such facilities outstanding.

Settlement of this offering is not conditioned upon the consummation of the Proposed Credit Facility Transactions, and settlement of the Proposed Credit Facility Transactions is not conditioned upon the settlement of this offering.

Proposed Notes Offering

In addition, we currently intend, subject to market conditions, to cause our subsidiary Sabre GLBL Inc. on a subsequent date to conduct a private offering of $300,000,000 aggregate principal amount of Senior Secured Notes. The timing, terms and size of the Proposed Notes Offering is dependent on market conditions and our ability to access the debt capital markets on terms acceptable to us. We cannot give any assurance that the Proposed Notes Offering will be commenced or completed.

We currently expect to use the net proceeds from the Proposed Notes Offering, after fees, discounts, commissions and other offering expenses, plus cash on hand, to repay approximately $300 million of debt under our Term Loan A (assuming that the Proposed Notes Offering is conducted and results in aggregate gross proceeds of $300 million). We may modify the amount, use of proceeds or other proposed terms of the Proposed Notes Offering, and may not complete the Proposed Notes Offering on the terms, on the timeline or in the amount currently anticipated, or at all. Settlement of this offering is not conditioned upon the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the Proposed Note Offering is not conditioned upon this offering.

The Senior Secured Notes are expected to be guaranteed by Sabre Holdings and each of Sabre GLBL’s existing and subsequently acquired or organized subsidiaries that are borrowers under or that guarantee the Credit Facility, and to be governed by an indenture that contains covenants restricting the ability of Sabre GLBL and certain of its subsidiaries to engage in certain transactions, including the incurrence of certain additional debt and the payment of certain dividends and other amounts to Sabre Holdings, subject to certain exceptions to be determined.

The offering of the Senior Secured Notes has not been and is not expected to be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and the Senior Secured Notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Senior Secured Notes are being offered only to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act. This prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the Senior Secured Notes.

Upon the issuance of the Senior Secured Notes in the Proposed Notes Offering, the proceeds of the Proposed Notes Offering will be applied towards prepayment of the Term Loan A, and immediately following such prepayment, Sabre GLBL expects to enter into an amendment to the Credit Agreement (the “Extension Amendment”) to extend the maturity date of the Revolver and a significant portion of the Term Loan A to February 22, 2024 (subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended), and to modify certain terms of the Term Loan A and the Revolver, resulting in (i) an increase of the applicable margins for any Term Loan A loans with an extended maturity and the Revolver to 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans, and (ii) additional restrictions on certain investments, indebtedness, restricted payments, and prepayments of junior indebtedness, in each case to be applicable during a covenant suspension period that results from a material travel event disruption (as described below). The financial maintenance covenant in our credit agreement is currently suspended as a result of a material travel event disruption. In connection with our request to extend the maturity date of our Revolver and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis and to limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt.

Our Business

Through the second quarter of 2020, we operated our business and presented our results through three business segments: (i) Travel Network, our global travel marketplace for travel suppliers and travel buyers, (ii) Airline Solutions, a broad portfolio of software technology products and solutions primarily for airlines, and (iii) Hospitality Solutions, an extensive suite of leading software solutions for hoteliers Financial information about our business segments and geographic areas is provided in Note 14, Segment Information, to our consolidated financial statements in Part I, Item 1 in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, incorporated by reference herein.

The COVID-19 pandemic has caused major shifts in the travel ecosystem resulting in the changing needs of our airline, hotel and agency customers. As a result, we decided in the second quarter of 2020 to accelerate the organizational changes we began in 2018 to address the changing travel landscape through a strategic realignment of our airline and agency-focused businesses to respond to the impacts of the COVID-19 pandemic on our business and cost structure. The organizational changes involve the creation of a functional-oriented structure to further enhance our long-term growth opportunities and help deliver new retailing, distribution and fulfillment solutions to the travel marketplace. As a result of these strategic realignment efforts, we will operate our business and present our results through two business segments beginning in the third quarter of 2020: (i) Travel Solutions, our global travel solutions for travel suppliers and travel buyers, including a broad portfolio of software technology products and solutions for airlines, and (ii) Hospitality Solutions, an extensive suite of software solutions for hoteliers. All revenue and expenses previously assigned to the Travel Network and Airline Solutions business segments will be consolidated into a unified revenue and expense structure which will align with information that our CODM plans to utilize beginning in the third quarter of 2020 to evaluate segment performance and allocate resources.

Travel Network

Travel Network is our global business-to-business travel marketplace and consists primarily of our global distribution system (“GDS”) and a broad set of solutions that integrate with our GDS to add value for travel suppliers and travel buyers. Our GDS facilitates travel by efficiently bringing together travel content such as inventory, prices and availability from a broad array of travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with a large network of travel buyers, including online travel agencies (“OTAs”), offline travel agencies, TMCs and corporate travel departments.

Airline Solutions

Our Airline Solutions business offers a broad portfolio of software technology products and solutions, through software-as-a-service (“SaaS”) and hosted delivery model, to airlines and other travel suppliers and provides industry-leading and comprehensive software solutions that help our airline customers better market, sell, serve and operate. We offer airline software solutions in four functional platforms: the Sabre Commercial Platform; the Sabre AirCentre Operations Platform; the Intelligence Exchange Data & Analytics Platform; and the Radixx Platform. The Sabre Commercial Platform brings together intelligent decision support solutions from our AirVision commercial planning suite with the SabreSonic passenger service system, enabling end-to-end retailing, distribution and fulfillment. The Sabre AirCentre Operations Platform is a set of strategic solutions that drive operational effectiveness through holistic planning and management of airline, airport and customer operations. The Intelligence Exchange Data & Analytics Platform is a Platform-as-a-Service (“PaaS”) solution that helps our customers to make recommended decisions across commercial and operations. The Radixx Platform is focused on the low-cost carrier (“LCC”) market, offering retailing solutions for sales and customer service. Additionally, Airlines Solutions offers services to our customers to enable them to better use our products and help optimize their commercial and operations platforms.

Hospitality Solutions

Our Hospitality Solutions business provides software and solutions, through SaaS and hosted delivery models, to hoteliers around the world. Our SaaS solutions empower hotels and hotel chains to manage pricing, reservations, and retail offerings across thousands of distribution channels while improving guest experience throughout the traveler journey. We serve over 40,000 properties in 174 countries.

Strategy

We connect people and places with technology that reimagines the business of travel. The key elements of our strategy include:

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Developing innovative technology products through investment of significant resources in solutions that address key customer needs in the areas of retailing, distribution, and fulfillment of travel and related products, such as reservations systems, retailing and merchandising solutions, planning and optimization solutions, mobile capabilities, data analytics, and business intelligence solutions.

•

Pursuing new supplier customers seeking distribution of content and agencies, as well as corporations representing buyers of content in our marketplace in Travel Network. In addition, we continue to pursue new customers for our Airline Solutions and Hospitality Solutions businesses.

•	Transforming the security, stability, and health of our technology, with the goal of connecting people to experiences that enrich their lives.

•

Strengthening relationships with existing customers, including promoting the adoption of our products within and across our existing customers, to help enable them to operate more efficiently, drive revenue, and offer personalized traveler experiences with next-generation technology solutions

THE OFFERING

The summary below describes the principal terms of the mandatory convertible preferred stock. Certain of the terms of the mandatory convertible preferred stock described below are subject to important limitations and exceptions that are described in more detail under the caption “Description of Mandatory Convertible Preferred Stock.” As used in this section, “we,” “our” and “us” refer to Sabre Corporation and not to its subsidiaries.

Issuer	Sabre Corporation, a Delaware corporation.

Securities Offered	6.50% Series A Mandatory Convertible Preferred Stock, which we refer to as the “mandatory convertible preferred stock.”

Amount Offered	3,000,000 shares of mandatory convertible preferred stock. We have granted the underwriters an option, which is exercisable within 30 days after the date of this prospectus supplement, to purchase up to an additional 450,000 shares of mandatory convertible preferred stock solely to cover over-allotments.

Upsize	We have increased the initially announced size of the offering to 3,000,000 shares of mandatory convertible preferred stock (or 3,450,000 shares if the underwriters’ option to purchase additional shares solely to cover over-allotments is exercised in full).

Public Offering Price	$100.00 per share of mandatory convertible preferred stock.

Liquidation Preference	$100.00 per share of mandatory convertible preferred stock.

Minimum Conversion Rate	11.9048 shares of common stock per share of mandatory convertible preferred stock, subject to adjustment.

Maximum Conversion Rate	14.2857 shares of common stock per share of mandatory convertible preferred stock, subject to adjustment.

Minimum Conversion Price	$7.00 per share of common stock, subject to adjustment. The initial minimum conversion price is equal to the public offering price per share of our common stock in the concurrent offering.

Maximum Conversion Price	$8.40 per share of common stock, subject to adjustment.

Floor Price	35% of the minimum conversion price. The initial floor price is $2.45 per share of common stock.

Dividend Payment Dates	March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2020 and ending on, and including, September 1, 2023.

Regular Record Dates	February 15, May 15, August 15 and November 15.

Dividends

The mandatory convertible preferred stock will accumulate cumulative dividends at a rate per annum equal to 6.50% on the liquidation preference thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described in this prospectus supplement, such dividends will be payable when, as and if declared by our board of directors, out of funds legally available for their payment to the extent paid in cash, quarterly in arrears on each dividend payment date to the preferred stockholders of record as of the close of business on the regular record date immediately preceding the applicable dividend payment date. No interest, dividend or other amount will accrue or accumulate on any dividend on the mandatory convertible preferred stock that is not declared or paid on the applicable dividend payment date.

If declared in full for payment in cash, the first scheduled dividend on the mandatory convertible preferred stock payable on December 1, 2020 will be approximately $1.7514 per share, assuming that the initial closing of this offering occurs on August 24, 2020. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $1.625 per share.

Declared dividends on the mandatory convertible preferred stock will be payable, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock, in the manner, and subject to the provisions, described in this prospectus supplement. If we elect to pay any portion of a declared dividend in shares of our common stock, then those shares will be valued at the “dividend stock price” (as defined in this prospectus supplement). However, the number of shares of common stock that we will deliver as payment for any declared dividend will be limited to a maximum number equal to the total dollar amount of the declared dividend (including any portion thereof that we have not elected to pay in shares of our common stock) divided by the floor price. If the number of shares that we deliver is limited as a result of this provision, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay the related deficiency in cash.

See “Description of Mandatory Convertible Preferred Stock—Dividends.”

Mandatory Conversion	Unless previously converted, each outstanding share of mandatory convertible preferred stock will automatically convert, for settlement on the “mandatory conversion settlement date,” which is scheduled to occur on September 1, 2023.

The conversion rate that will apply to mandatory conversions, which we refer to as the “mandatory conversion rate,” will be determined based on the average of the “daily VWAPs” (as defined in this prospectus supplement) over the “mandatory conversion observation period,” which is the 20 consecutive “VWAP trading days” (as defined in this prospectus supplement) beginning on, and including, the 21st “scheduled trading day” (as defined in this prospectus supplement) immediately before September 1, 2023. We refer to this average as the “mandatory conversion stock price.” As more fully described under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory

Convertible Preferred Stock—Mandatory Conversion,” the mandatory conversion rate will generally be as follows:

Mandatory Conversion Stock Price		Mandatory Conversion Rate

Equal to or greater than the maximum conversion price	g	The minimum conversion rate

Less than the maximum conversion price, but greater than the minimum conversion price	g	An amount (rounded to the nearest fourth decimal place) equal to (x) $100.00, divided by (y) mandatory conversion stock price

Equal to or less than the minimum conversion price	g	The maximum conversion rate

However, if an “unpaid accumulated dividend amount” (as defined in this prospectus supplement) exists as of the last VWAP trading day of the mandatory conversion observation period, which we refer to as the “mandatory conversion date,” then we will, in certain circumstances described in this prospectus supplement, increase the applicable conversion rate to compensate preferred stockholders for such unpaid accumulated dividend amount. For purposes of calculating the increase to the applicable conversion rate, our common stock will be valued at the greater of (i) the “dividend make-whole stock price” (as defined in this prospectus supplement) and (ii) the floor price. However, if the floor price exceeds the dividend make-whole stock price, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay the related deficiency in cash to the converting preferred stockholders.

See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Mandatory Conversion.”

Early Conversion at the Option of the Preferred Stockholders	Preferred stockholders will have the right to convert all or any portion of their shares of mandatory convertible preferred stock at any time until the close of business on the mandatory conversion date. Early conversions (other than in connection with a make-whole fundamental change) will be settled at the minimum conversion rate.

However, if an unpaid accumulated dividend amount exists as of the relevant early conversion date, then we will, in certain circumstances described in this prospectus supplement, increase the applicable conversion rate to compensate preferred stockholders for such unpaid accumulated dividend amount. For purposes of calculating the increase to the applicable conversion rate, our common stock will be valued at the greater of the dividend make-whole stock price and the floor price. If the floor price exceeds the dividend make-whole stock price, then we will have no obligation to pay the related deficiency in cash or any other consideration.

Early Conversion in Connection with a Make-Whole Fundamental Change	If a “make-whole fundamental change” (as defined in this prospectus supplement) occurs, then preferred stockholders will, in certain circumstances, be entitled to convert their mandatory convertible preferred stock at an increased conversion rate for a specified period of time. We refer to such a conversion as a “make-whole fundamental change conversion.”

In addition, upon a make-whole fundamental change conversion, we will, in certain circumstances described in this prospectus supplement, pay an additional amount to converting preferred stockholders to compensate them for the unpaid accumulated dividend amount, if any, and a “future dividend present value amount” (as defined in this prospectus supplement). We will pay this additional amount in cash, to the extent we are legally able to do so, unless we elect to pay all or any portion thereof in shares of our common stock. If we elect to pay all or any portion of the unpaid accumulated dividend amount or future dividend present value amount in shares of our common stock, then those shares will be valued at the greater of the dividend make-whole stock price and the floor price. However, if the floor price exceeds the dividend make-whole stock price, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay the related deficiency in cash to the converting preferred stockholders.

See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.”

No Redemption	We may not redeem the mandatory convertible preferred stock at our option.

Voting Rights	The mandatory convertible preferred stock will have no voting rights except as described in this prospectus supplement or as provided in our certificate of incorporation or required by the Delaware General Corporation Law.

If accumulated dividends on the outstanding mandatory convertible preferred stock have not been declared and paid in an aggregate amount corresponding to six or more dividend periods, whether or not consecutive, then, subject to the other provisions described in this prospectus supplement, the authorized number of our directors will automatically increase by two and the holders of the mandatory convertible preferred stock, voting together as a single class with the holders of each class or series of “voting parity stock” (as defined in this prospectus supplement), if any, will have the right to elect two directors (which we refer to as the “preferred stock directors”) to fill such two new directorships at our next annual meeting of stockholders (or, if earlier, at a special meeting of our stockholders called for such purpose). If, thereafter, all accumulated and unpaid dividends on the outstanding mandatory convertible preferred stock have been paid in full, then the right of the holders of the mandatory convertible preferred stock to elect two preferred stockholders will terminate. Upon the termination of such right with respect to the mandatory convertible preferred stock and all other outstanding voting parity stock, if any, the term of office of each person then serving as a preferred stock director will immediately and automatically terminate and the authorized number of our directors will automatically decrease by two.

Subject to the exceptions and limitations described in this prospectus supplement, the affirmative vote or consent of preferred stockholders, and holders of each class or series of voting parity stock, if any, representing at least two thirds of the combined outstanding voting power of the mandatory convertible preferred stock and such voting parity stock will be required for certain transactions or events, including (i) certain amendments to our certificate of incorporation or the certificate of designations establishing the terms of the mandatory convertible preferred stock; (ii) certain consolidations, combinations and mergers involving us; and (iii) certain binding or statutory share exchanges or reclassifications involving the mandatory convertible preferred stock.

Ranking	The mandatory convertible preferred stock will rank as follows:

•

senior to (i) “dividend junior stock” (as defined in this prospectus supplement, and which includes our common stock) with respect to the payment of dividends; and (ii) “liquidation junior stock” (as defined in this prospectus supplement, and which includes our common stock) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•

equally with (i) “dividend parity stock” (as defined in this prospectus supplement) with respect to the payment of dividends; and (ii) “liquidation parity stock” (as defined in this prospectus supplement) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•

junior to (i) “dividend senior stock” (as defined in this prospectus supplement) with respect to the payment of dividends; and (ii) “liquidation senior stock” (as defined in this prospectus supplement) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•	junior to our existing and future indebtedness; and

•	structurally junior to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent we are not a holder thereof) capital stock of our subsidiaries.

As of June 30, 2020, we had approximately $4,686 million consolidated indebtedness outstanding.

Listing	No public market currently exists for the mandatory convertible preferred stock. We intend to apply to list the mandatory convertible preferred stock on The Nasdaq Global Select Market under the symbol “SABRP.” If the listing is approved, we expect trading to commence within 30 days after the date the mandatory convertible preferred stock is first issued.

Nasdaq Global Select Market Symbol for our Common Stock	Our common stock is listed on The Nasdaq Global Select Market under the symbol “SABR.” On August 19, 2020, the last reported sale price of our common stock was $7.02 per share.

Transfer Agent, Dividend Disbursing Agent and Conversion	Agent American Stock Transfer & Trust Company, LLC.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $289.5 million (or approximately $333.0 million if the underwriters fully exercise their option to purchase additional mandatory convertible preferred stock, solely to cover overallotments), after deducting the underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the concurrent offering, if consummated, will be approximately $238.6 million (or approximately $274.5 million if the underwriters of the concurrent offering fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes. Settlement of this offering is not conditioned upon settlement of the concurrent offering and settlement of the concurrent offering is not conditioned upon this offering.

Risk Factors	Investing in the mandatory convertible preferred stock involves risks. See “Risk Factors.”

Material United States Federal Income Tax Considerations	For a description of material U.S. federal income tax consequences of purchasing, owning and disposing of the mandatory convertible preferred stock and the shares of our common stock issuable in respect of the mandatory convertible preferred stock, see “Material United States Federal Income Tax Considerations.”

Book-Entry Form	We will initially issue the mandatory convertible preferred stock in the form of one or more global certificates registered in the name of Cede & Co., as nominee of The Depository Trust Company (which we refer to as “DTC”), which we will deposit with the transfer agent as custodian for DTC. Beneficial interests in global certificates will be shown on, and transfers of mandatory convertible preferred stock represented by global certificates will be effected only through, the records maintained by DTC. Except in limited circumstances, we will not issue physical certificates representing any mandatory convertible preferred stock. See “Description of Mandatory Convertible Preferred Stock—Book Entry, Settlement and Clearance.”

Shares Outstanding After This Offering and the Concurrent Offering	Immediately after the consummation of this offering, 3,000,000 (or 3,450,000, if the underwriters fully exercise their option to purchase additional mandatory convertible preferred stock) shares of mandatory convertible preferred stock will be outstanding.

The number of common shares outstanding will not be affected by the mandatory convertible preferred stock. If the concurrent offering of common stock is consummated, approximately 311.6 million shares of common stock (or up to approximately 316.9 million shares if the underwriters exercise their option to purchase additional shares), which is based on approximately 275.9 million shares of common stock (excluding treasury shares) would be outstanding.

The outstanding share information above is set forth as of June 30, 2020. It assumes no issuance of shares of common stock reserved for issuance under our equity incentive plans. As of June 30, 2020, an aggregate of 7,415,417 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (the “2019 Omnibus Plan”) which includes shares of common stock that were available for future issuance under our prior equity plans. As of June 30, 2020, an aggregate of 355,078 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Director Equity Compensation Plan (the “2019 Director Plan”). Additionally, the outstanding share information set forth above does not include any shares issuable upon exchange of the $345 million aggregate principal amount of 4.000% Exchangeable Senior Notes due 2025 (the “Exchangeable Notes”) issued by Sabre GLBL on April 17, 2020 or any shares issuable upon exchange of the mandatory convertible preferred stock being offered and assumes:

•

no exercise of time-based stock options outstanding under our Sovereign Management Equity Incentive Plan (“2007 Sovereign New Equity”) plan. As of June 30, 2020, there were 30,625 time-based stock options outstanding under this plan with a weighted average exercise price of $8.87;

•

no exercise of time-based stock options outstanding under our Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (“Sovereign 2012 MEIP”). As of June 30, 2020, there were 292,287 time-based stock options outstanding under this plan with a weighted average exercise price of $12.34;

•

no exercise of time-based stock options outstanding under our 2014 Omnibus Incentive Compensation Plan (“2014 Omnibus Plan”). As of June 30, 2020, there were 444,575 time-based stock options outstanding under this plan with a weighted average exercise price of $23.92;

•

no exercise of time-based stock options outstanding under our 2016 Omnibus Incentive Compensation Plan (“2016 Omnibus Plan”). As of June 30, 2020, there were 3,144,114 time-based stock options outstanding under this plan with a weighted average exercise price of $22.37;

•

no exercise of time-based stock options outstanding under our 2019 Omnibus Plan. As of June 30, 2020, there were 1,734,163 time-based stock options outstanding under this plan with a weighted average exercise price of $9.02;

•	no vesting and settlement of the 1,331,116 performance-based restricted stock units unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 3,625,613 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 9,469,146 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan;

•	no vesting and settlement of the 1,571,895 performance-based restricted stock units unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan; and

•	no vesting and settlement of the 131,432 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Director Plan.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables present summary consolidated financial data for Sabre Corporation’s business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and Sabre Corporation’s consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement. For a discussion of the differences between the consolidated financial data for Sabre Corporation and the Issuer, see “Notice Regarding Presentation of Financial Information.”

The consolidated statements of operations data and consolidated statements of cash flow data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated states of operations data and consolidated statements of cash flow data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated balance sheet data as of December 31, 2017 is derived from audited consolidated financial statements not incorporated by reference in this prospectus supplement.

The summary consolidated financial data presented below are not necessarily indicative of the results to be expected for any future period. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for the entire year or for any future periods. All amounts presented below are in thousands, except per share amounts.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Consolidated Statements of Operations Data:
Revenue(1)	$742,021	$2,049,367	$3,974,988	$3,866,956	$3,598,484
Operating (loss) income(1)	(535,481)	192,320	363,417	562,016	493,440
(Loss) Income from continuing operations(1)	(653,301)	87,308	164,312	340,921	249,576
(Loss) Income from discontinued operations, net of tax(1)	(2,798)	(102)	(1,766)	1,739	(1,932)
Net (loss) income attributable to common stockholders(1)	(656,811)	84,688	158,592	337,531	242,531
Net (loss) income per share attributable to common stockholders:
Basic(1)	$(2.39)	$0.31	$0.57	$1.23	$0.87
Diluted(1)	$(2.39)	$0.31	$0.57	$1.22	$0.87
Weighted-average common shares outstanding:
Basic	274,865	274,911	274,168	275,235	276,893
Diluted	274,865	276,596	276,217	277,518	278,320

Consolidated Statements of Cash Flows Data:
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)
Additions to property and equipment	39,333	67,196	115,166	283,940	316,436
Cash payments for interest	73,664	77,926	157,648	156,041	149,572
Other Financial Data:
Adjusted Gross Profit(1)	$38,100	$723,528	$1,391,806	$1,521,408	$1,500,186
Adjusted Operating (Loss) Income(1)	(379,679)	282,715	513,408	701,432	706,149

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Adjusted Net (Loss) Income(1)	(437,979)	161,653	279,215	427,570	390,118
Adjusted EBITDA(1)	(185,885)	497,984	946,360	1,124,390	1,078,571
Free Cash Flow	(434,369)	190,465	466,094	440,857	361,597
Net Debt (total debt, less cash)	3,510,798	3,007,906	2,927,633	2,922,590	3,126,652
Net debt relative to Adjusted EBITDA			3.1x	2.6x	2.9x

Key Metrics:(2)
Travel Network
Direct Billable Bookings—Air	63,900	263,166	499,111	491,820	462,381
Direct Billable Bookings—Lodging, Ground and Sea	14,551	33,896	67,197	66,454	62,443
Total Direct Billable Bookings	78,451	297,062	566,308	558,274	524,824
Airline Solutions Passengers Boarded	187,174	366,563	741,107	752,548	772,149
Hospitality Solutions Central Reservations System Transactions	32,113	51,914	108,482	88,655	N/A

(1)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(2)

“Direct Billable Bookings” and “Passengers Boarded” are the primary metrics utilized by Travel Network and Airline Solutions, respectively, to measure operating performance. Travel Network generates fees for each Direct Billable Booking which include bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea (“LGS”)) and through our equity method investments in cases where we are paid directly by the travel supplier and for Air Bookings, are presented net of bookings cancelled within the period presented. Passengers Boarded (“PBs”) is the primary metric used by Airline Solutions to recognize SaaS and hosted revenue from recurring usage-based fees. The primary metric utilized by Hospitality Solutions is booking transactions processed through the Sabre Hospitality Solutions SynXis Central Reservation System (the “HS Central Reservation System”). These key metrics allow management to analyze customer volume over time for each of our three business segments to monitor industry trends and analyze performance. We believe that these key metrics are useful for investors and other third parties as indicators of our financial performance and industry trends. While these metrics are based on what we believe to be reasonable estimates of our transaction counts for the applicable period of measurement, there are inherent challenges associated with their measurement. In addition, we are continually seeking to improve our estimates of these metrics, and these estimates may change due to improvements or changes in our methodology.

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,306,288	$396,848	$436,176	$509,265	$361,381
Total assets(1)(2)(3)	6,129,206	5,770,071	5,689,957	5,806,381	5,649,364
Long-term debt	4,608,478	3,298,922	3,261,821	3,337,467	3,398,731
Working capital surplus (deficit)(1)(3)	972,048	32,231	96,377	169,235	(11,455)
Noncontrolling interest	9,300	7,152	8,588	7,205	5,198
Total stockholders’ equity(1)(3)	326,022	919,688	947,669	974,271	698,500

(1)

In the first quarter of 2020, we adopted new credit impairment guidance for the measurement of credit losses in accordance with ASC 326, Credit Impairment. See Note 6. Credit Losses, to our consolidated financial statements included in Part I, Item 1 in our Form 10-Q for the quarter ended June 30, 2020, incorporated herein by reference.

(2)

In the first quarter of 2019, we adopted new lease accounting guidance on a modified retrospective basis in accordance with ASC 842, Leases. See Note 11. Leases, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(3)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance, ASC 606, on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

Non-GAAP Measures

The following table sets forth the reconciliation of net income attributable to common shareholders to Adjusted Net Income, Adjusted EBITDA and Adjusted Operating Income (in thousands, except per share amounts):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Net (loss) income attributable to common stockholders	$(656,811)	$84,688	$158,592	$337,531	$242,531
Loss (Income) from discontinued operations, net of tax	2,798	102	1,766	(1,739)	1,932
Net income attributable to noncontrolling interests(1)	712	2,518	3,954	5,129	5,113

(Loss) income from continuing operations	(653,301)	87,308	164,312	340,921	249,576

Adjustments:
Impairment and related charges(2)	—	—	—	—	81,112
Acquisition-related amortization(3a)	33,310	31,995	64,604	68,008	95,860
Loss on extinguishment of debt	—	—	—	633	1,012
Other, net(5)	53,584	4,349	9,432	8,509	(36,530)
Restructuring and other costs(6)	73,282	—	—	—	23,975
Acquisition-related costs(7)	22,200	20,641	41,037	3,266	—
Litigation costs, net(8)	1,856	2,824	(24,579)	8,323	(35,507)
Stock-based compensation	26,339	33,989	66,885	57,263	44,689
Tax impact of adjustments(9)	4,751	(19,453)	(42,476)	(59,353)	(34,069)

Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118

Adjusted Net (Loss) Income from continuing operations per share	$(1.59)	$0.58	$1.01	$1.54	$1.40
Diluted weighted-average common shares outstanding	274,865	276,596	276,217	277,518	278,320
Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118
Adjustments:
Depreciation and amortization of property and equipment(3b)	137,541	154,557	310,573	303,612	264,880
Amortization of capitalized implementation costs(3c)	18,964	21,738	39,444	41,724	40,131
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411
Interest expense, net	96,023	77,621	156,391	157,017	153,925
Remaining provision for income taxes	(37,723)	43,441	77,802	116,845	162,106

Adjusted EBITDA	$(185,885)	$497,984	$946,360	$1,124,390	$1,078,571
Less:
Depreciation and amortization(3)	189,815	208,290	414,621	413,344	400,871
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411
Acquisition related amortization(3a)	(33,310)	(31,995)	(64,604)	(68,008)	(95,860)

Adjusted Operating (Loss) Income	$(379,679)	$282,715	$513,408	$701,432	$706,149

See “Selected Historical Consolidated Financial Data—Non-GAAP Measures” for a reconciliation of operating income (loss) to Adjusted Gross Margin, Adjusted EBITDA and Adjusted Operating Income (Loss) by segment.

The following tables present information from our statements of cash flows and sets forth the reconciliation of Free Cash Flow to cash (used in) provided by operating activities, the most directly comparable GAAP measure (in thousands).

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033
Additions to property and equipment	(39,333)	(67,196)	(115,166)	(283,940)	(316,436)
Free Cash Flow	(434,369)	190,465	$466,094	$440,857	$361,597

(1)

Net income attributable to non-controlling interests represents an adjustment to include earnings allocated to non-controlling interest held in (i) Sabre Travel Network Middle East of 40%, Sabre Seyahat Dagitim Sistemleri A.S. of 40% and Sabre Travel Network Lanka (Pte) Ltd of 40% for all periods presented, and (ii) Sabre Bulgaria of 40% beginning in November 2017.

(2)

Impairment and related charges represents an $81 million charge in 2017 associated with net capitalized contract costs related to an Airline Solutions’ customer based on our analysis of the recoverability of such amounts. See Note 4. Impairment and Related Charges to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein, for additional information.

(3)	Depreciation and amortization expenses:
(a)	Acquisition-related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date.
(b)	Depreciation and amortization of property and equipment includes software developed for internal use as well as amortization of contract acquisition costs.
(c)	Amortization of capitalized implementation costs represents amortization of upfront costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)

Our Travel Network business at times provides upfront incentive consideration to travel agency subscribers at the inception or modification of a service contract, which are capitalized and amortized to cost of revenue over an average expected life of the service contract, generally over three to ten years. This consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. These service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentive consideration provided up front. These service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have terms requiring repayment of the upfront incentive consideration if those objectives are not met.

(5)

Other, net, includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix, as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. In 2018, we recorded an expense of $5 million related to our liability under the Tax Receivable Agreement (“TRA”) and an offsetting gain of $8 million on the sale of an investment. In 2017, we recognized a benefit of $60 million due to a reduction to our liability under the TRA primarily due to a provisional adjustment resulting from the enactment of TCJA which reduced the U.S. corporate income tax rate, offset by a loss of $15 million related to debt modification costs associated with a debt refinancing. In addition, all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement” for additional information regarding the TRA. For the six months ended June 30, 2020, Other, net includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix Inc. (“Farelogix”), as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Note 3. Acquisitions for further detail regarding the Farelogix acquisition.
(6)

Restructuring and other costs represent charges associated with business restructuring and associated charges, including a strategic realignment of our airline and agency-focused businesses, as well as other measures to support the new organizational structure and to respond to the impacts of the COVID-19 pandemic on our business and cost structure in 2020. We recorded $25 million in charges associated with announced actions to reduce our workforce in 2017. This reduction aligned our operations with business needs and implemented an ongoing cost and organizational structure consistent with our expected growth needs and opportunities.

(7)

Acquisition-related costs represent fees and expenses incurred associated with the 2018 agreement to acquire Farelogix, as well as costs related to the acquisition of Radixx in 2019. See Note 3. Acquisitions, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(8)

Litigation costs, net represent charges associated with antitrust litigation and other foreign non-income tax contingency matters. In 2019, we recorded the reversal of our previously accrued loss related to the US Airways legal matter for $32 million. In 2018, we recorded non-income tax expense of $4 million for tax, penalties and interest associated with certain non-income tax claims for historical periods regarding permanent establishment in a foreign jurisdiction. In 2017, we recorded a $43 million reimbursement, net of accrued legal and related expenses, from a settlement with our insurance carriers with respect to the American Airlines litigation. See Note 16. Commitments and Contingencies, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(9)

The tax impact on adjustments includes the tax effect of each separate adjustment based on the statutory tax rate for the jurisdiction(s) in which the adjustment was taxable or deductible, and the tax effect of items that relate to tax specific financial transactions, tax law changes, uncertain tax positions and other items. In 2018, the tax impact on adjustments includes a benefit of $27 million related to the provisional impact for deferred taxes and foreign tax effects recorded for the enactment of the TCJA in 2017. In 2017, the tax impact on adjustments includes a provisional impact of $47 million recognized in the fourth quarter of 2017 as a result of the enactment of the TCJA in December 2017.

RISK FACTORS

Investing in our mandatory convertible preferred stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained or incorporated by reference in this prospectus supplement, including the information under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, before making an investment decision. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in the shares. As used in this section, “we,” “our” and “us” refer to Sabre Corporation and not to its subsidiaries.

Risks Related to Our Business and Industry

Important risks relating to our business and industry (including the impact of COVID-19), which you should carefully consider, are described in the documents referred to above. A supplemental risk factor relating to our business and industry follows below.

Our cash outlay of revenue less expense per month may be different than we have projected if we are unable to realize the anticipated cost savings described in this prospectus supplement.

We are implementing a series of cost savings initiatives that, as described above under “Summary—Recent Developments—Liquidity and Cost Savings Measures,” we expect to result in the realization of significant net cost savings during 2020. There can be no assurance that we will be able to realize these savings in the anticipated amounts or within the anticipated timeframes.

Our anticipated costs savings involve assumptions, estimates and plans that may not reflect actual events in the future for a variety of reasons, including:

•	the costs we incur to implement our cost savings initiatives may be in excess of our current expectations;

•	the revenues we realize may be less than our current expectations;

•	changed or unanticipated circumstances and events occurring after the date on which such assumptions, estimates and plans were prepared; and

•	changes resulting from developments relating to the COVID-19 pandemic, travel restrictions or patterns, and changes in societal norms regarding travel and social distancing.

We undertake no obligation to update or otherwise revise or reconcile these anticipated cost savings or cash outlay whether as a result of new information, future events or otherwise. Neither our independent auditors nor any other independent auditors, have examined, compiled or performed any procedures with respect to these cost savings or cash outlay estimates, nor have they expressed any opinion, or any other form of assurance on such information or their achievability. Failure to realize the expected cost savings or revenues resulting in the reduction of our cash outlay could have an adverse effect on the combined on our financial condition, results of operations and prospects.

Risks Relating to the Mandatory Convertible Preferred Stock

The mandatory convertible preferred stock will be junior to our existing and future indebtedness and will be structurally junior to the liabilities of our subsidiaries.

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then our assets will be available to distribute to our equity holders, including holders of the mandatory convertible preferred stock, only if all of our then-outstanding indebtedness is first paid in full. The remaining assets, if any, would then be allocated among the holders of our equity securities in accordance with their respective liquidation rights. There may be insufficient remaining assets available to pay the liquidation preference and unpaid accumulated dividends on the mandatory convertible preferred stock. As of June 30, 2020, we had approximately $4,686 million consolidated indebtedness outstanding.

In addition, our subsidiaries will have no obligation to pay any amounts on the mandatory convertible preferred stock. If any of our subsidiaries liquidates, dissolves or winds up, whether voluntarily or involuntarily, then we, as a direct or indirect common equity owner of that subsidiary, will be subject to the prior claims of that subsidiary’s creditors, including trade creditors and preferred equity holders. We may never receive any amounts from that subsidiary, and, accordingly, the assets of that subsidiary may never be available to make payments on the mandatory convertible preferred stock.

We conduct a significant amount of our operations through our subsidiaries and will rely significantly on our subsidiaries to pay cash dividends on the mandatory convertible preferred stock.

We conduct a significant amount of our operations through our subsidiaries. Accordingly, our ability to obtain sufficient funds available to declare and pay dividends on the mandatory convertible preferred stock in cash will significantly depend on the cash flows of our subsidiaries and their ability to make distributions to us. None of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. Additionally, under applicable Delaware law, our board of directors (or an authorized committee thereof) may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to declare and pay cash dividends on the mandatory convertible preferred stock.

You will bear the risk of fluctuations in the trading price of our common stock.

Unless previously converted, each outstanding share of mandatory convertible preferred stock will automatically convert, for settlement on the mandatory conversion date, which is scheduled to occur on September 1, 2023, into between 11.9048 and 14.2857 shares of our common stock, which we refer to as the minimum conversion rate and the maximum conversion rate, respectively, subject to adjustment. The actual number of shares issuable upon mandatory conversion will be determined based on the average of the “daily VWAPs” (as defined in this prospectus supplement) over the “mandatory conversion observation period,” which is the 20 consecutive “VWAP trading days” (as defined in this prospectus supplement) beginning on, and including, the 21st “scheduled trading day” (as defined in this prospectus supplement) immediately before September 1, 2023. We refer to this average as the “mandatory conversion stock price.” If the mandatory conversion stock price is less than the minimum conversion price (which initially is $7.00 per share, the public offering price per share of our common stock in the concurrent offering, and is subject to adjustment), then the value of the shares of our common stock that you will receive upon mandatory conversion (excluding any shares issuable as payment for unpaid dividends) will be less than the liquidation preference of the mandatory convertible preferred stock. Accordingly, if the trading price of our common stock depreciates, or does not appreciate, during the time between the pricing of this offering and the mandatory conversion observation period, your investment in the mandatory convertible preferred stock may incur a loss. Furthermore, if the trading price of our common stock declines during the period between the last day of the mandatory conversion observation period and the date that we deliver the shares due upon mandatory conversion, then the value of the shares you receive may be worth significantly less at the time you receive them than the value of those shares as of the last day of the mandatory conversion observation period.

In addition, if we elect to pay any portion of a declared dividend on the mandatory convertible preferred stock in shares of our common stock, then the number of shares that we will deliver as payment will depend on the average of the daily VWAPs per share of common stock over the “dividend stock price observation period,” which is the five consecutive VWAP trading days beginning on, and including, the sixth scheduled trading day immediately before the relevant dividend payment date. If the trading price of our common stock declines during the period between the last day of the dividend stock price observation period and the date that we deliver the shares, then the value of the shares you receive as payment for the dividend may be worth significantly less than the dollar amount of the declared dividend.

If the trading price of our common stock appreciates, then a direct investment in our common stock will earn higher returns from the appreciation than would an investment in the mandatory convertible preferred stock.

The value of the shares of our common stock that you will receive upon mandatory conversion (excluding any shares issuable as payment for unpaid dividends) will generally exceed the liquidation preference of the mandatory convertible preferred stock only if the mandatory conversion stock price exceeds the maximum conversion price, which initially is $8.40 per share and is subject to adjustment. The maximum conversion price represents an appreciation of approximately 20% over the minimum conversion price, which initially is the public offering price per share of our common stock in the concurrent offering. In addition, if the mandatory conversion stock price is greater than the minimum conversion price and less than the maximum conversion price, then the value the shares of our common stock that you will receive upon mandatory conversion (excluding any shares issuable as payment for unpaid dividends) will generally be equal to the liquidation preference of the mandatory convertible preferred stock. Accordingly, if the trading price of our common stock price appreciates to, but does not exceed, the maximum conversion price, then the conversion value of the mandatory convertible preferred stock will generally be unaffected by the appreciation. Conversely, the value of a direct investment in our common stock will increase by the same percentage amount of such appreciation. For these reasons, a direct investment in our common stock may earn higher returns from an appreciation of the trading price of our common stock than an investment in the mandatory convertible preferred stock.

We may not have sufficient funds to pay, or may choose not to pay, dividends on the mandatory convertible preferred stock. In addition, regulatory and contractual restrictions may prevent us from declaring or paying dividends.

Our ability to declare and pay dividends on the mandatory convertible preferred stock will depend on many factors, including the following:

•	our financial condition, including the amount of cash we have on hand;

•	the amount of cash, if any, generated by our operations and financing activities;

•	our anticipated financing needs, including the amounts needed to service our indebtedness or other obligations;

•	the degree to which we decide to reinvest any cash generated by our operations or financing activities to fund our future operations;

•	the ability of our subsidiaries to distribute funds to us;

•	regulatory restrictions on our ability to pay dividends, including under the Delaware General Corporation Law; and

•	contractual restrictions on our ability to pay dividends.

In addition, our board of directors may choose not to pay accumulated dividends on the mandatory convertible stock for any reason. Accordingly, you may receive less than the full amount of accumulated dividends on your mandatory convertible preferred stock. In addition, if we fail to declare and pay accumulated dividends on the mandatory convertible preferred stock in full, then the trading price of the mandatory convertible preferred stock will likely decline.

Provisions contained in the instruments governing our existing and future indebtedness may restrict or prohibit us from paying cash dividends on the mandatory convertible preferred stock. If the terms of our indebtedness restrict or prohibit us from paying dividends, then we may seek to refinance that indebtedness or seek a waiver that would permit the payment of dividends. However, we may be unable or may choose not to refinance the indebtedness or obtain a waiver.

Under the Delaware General Corporation Law, we may declare dividends on the mandatory convertible preferred stock only out of our “surplus” (which generally means our total assets less total liabilities, each measured at their fair market values, less statutory capital), or, if there is no surplus, out of our net profits for the current or the immediately preceding fiscal year. We may not have sufficient surplus or net profits to declare and pay dividends on the mandatory convertible preferred stock.

If we are unable or decide not to pay accumulated dividends on the mandatory convertible preferred stock in cash, then we may, but are not obligated to, elect to pay dividends in shares of our common stock. However, the payment of dividends in shares of our common stock will expose you to dilution and the risk of fluctuations in the price of our common stock, as described further in this “Risk Factors” section.

If an “unpaid accumulated dividend amount” (as defined below under the caption “Description of Mandatory Convertible Preferred Stock—Definitions”) exists at the time any mandatory convertible preferred stock is converted, then we will, in certain circumstances, increase the applicable conversion rate to compensate preferred stockholders for such unpaid accumulated dividend amount. In the case of certain conversions in connection with a make-whole fundamental change, we may, in certain circumstances, instead choose to pay the unpaid accumulated dividend amount in cash, to the extent we are legally able to do so, as described below under the caption “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.” If the applicable conversion rate is increased on account of an unpaid accumulated dividend amount, then for purposes of calculating the increase, our common stock will be valued at the greater of (i) the “dividend make-whole stock price” (as defined below under the caption “Description of Mandatory Convertible Preferred Stock—Definitions”) and (ii) the floor price, which is 35% of the minimum conversion price. If the floor price exceeds the dividend make-whole stock price, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay the related deficiency in cash to the converting preferred stockholders. However, in the case of an early conversion that is not in connection with a make-whole fundamental change, we will have no obligation to pay such deficiency in cash or any other consideration. Accordingly, you may not be fully compensated for unpaid accumulated dividends upon conversion.

Not all events that may adversely affect the trading price of the mandatory convertible preferred stock and our common stock will result in an adjustment to the boundary conversion rates and the boundary conversion prices.

Each of the minimum conversion rate and the maximum conversion rate (which we collectively refer to as the “boundary conversion rates”), and the minimum conversion price and the maximum conversion price (which we collectively refer to as the “boundary conversion prices”), are subject to adjustment for certain events, including:

•	certain stock dividends, splits and combinations;

•	the issuance of certain rights, options or warrants to holders of our common stock;

•	certain distributions of assets, debt securities, capital stock or other property to holders of our common stock;

•	cash dividends on our common stock; and

•	certain tender or exchange offers.

See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments.” We are not required to adjust the boundary conversion rates or the boundary conversion prices for other events, such as third-party tender offers or an issuance of common stock (or securities exercisable for, or convertible into, common stock) for cash, that may adversely affect the trading price of the mandatory convertible preferred stock and our common stock. An event may occur that adversely affects the preferred stockholders and the trading price of the mandatory convertible preferred stock and the underlying shares of our common stock but that does not result in an adjustment to the boundary conversion rates and boundary conversion prices.

The make-whole fundamental change provisions may not adequately compensate you for any loss in the value of the mandatory convertible preferred stock that may result from a make-whole fundamental change.

If certain corporate events that constitute a “make-whole fundamental change” occur, then you will, in certain circumstances, be entitled to convert at the “make-whole fundamental change conversion rate” and receive an additional payment, in cash or shares of common stock, for a “future dividend present value amount.” See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.” The make-whole fundamental change conversion rate and the future dividend present value amount are designed to compensate preferred stockholders for the lost option value and the remaining scheduled dividend payments, respectively, of their mandatory convertible preferred stock. However, these provisions are subject to various limitations. For example, the make-whole fundamental change conversion rate is only an approximation of the lost option value and will not exceed the maximum conversion rate, and the number of shares that we may be required to deliver as payment for the future dividend present value amount may be limited based on the floor price prevailing at the time of the make-whole fundamental change. Accordingly, you may not be adequately compensated for any loss in the value of your mandatory convertible preferred stock that may result from a make-whole fundamental change.

Furthermore, the definition of make-whole fundamental change is limited to certain specific transactions, and these provisions will not protect preferred stockholders from other transactions that could significantly reduce the value of the mandatory convertible preferred stock. For example, a spin-off or sale of a subsidiary or business division with volatile earnings, or a change in our line of business, could significantly affect the trading characteristics of our common stock and reduce the value of the mandatory convertible preferred stock without constituting a make-whole fundamental change.

In addition, our obligation to pay the future dividend present value amount in connection with a make-whole fundamental change could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness and equitable remedies.

The mandatory convertible preferred stock has only limited voting rights.

The mandatory convertible preferred stock confers no voting rights except with respect to certain dividend arrearages, certain amendments to the terms of the mandatory convertible preferred stock and certain other limited circumstances, and except as required by the Delaware General Corporation Law. As a preferred stockholder, you will not be entitled to vote on an as-converted basis with holders of our common stock on matters on which our common stockholders are entitled to vote. For example, you will not have the right, as a preferred stockholder, to vote in the general election of our directors, although you will have a limited right, voting together with holders of any voting parity stock, to elect up to two directors if accumulated dividends on the mandatory convertible preferred stock have not been declared and paid in an aggregate amount corresponding to six or more dividend periods. See “Description of Mandatory Convertible Preferred Stock—Voting Rights—Right to Designate Two Preferred Stock Directors Upon a Dividend Non-Payment Event.” Accordingly, the voting provisions of the mandatory convertible preferred stock may not afford you with meaningful protections for your investment.

We may issue preferred stock in the future that ranks equally with the mandatory convertible preferred stock with respect to dividends and liquidation rights, which may adversely affect the rights of preferred stockholders.

Without the consent of any preferred stockholder, we may authorize and issue preferred stock that ranks equally with the mandatory convertible preferred stock with respect to the payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up. If we issue any such preferred stock in the future, your rights as a holder of the mandatory convertible preferred stock will be diluted and the trading price of the mandatory convertible preferred stock may decline.

There is currently no trading market for the mandatory convertible preferred stock. If an active trading market does not develop, then preferred stockholders may be unable to sell their mandatory convertible preferred stock at desired times or prices, or at all.

The mandatory convertible preferred stock is a new class of securities for which no market currently exists. We intend to apply to list the mandatory convertible preferred stock on The Nasdaq Global Select Market. If the listing is approved, we expect trading to commence within 30 days after the date the mandatory convertible preferred stock is first issued. However, our listing application may not be approved. Moreover, even if the listing is approved, a liquid trading market for the mandatory convertible preferred stock may not develop, and the listing may be subsequently withdrawn. Accordingly, you may not be able to sell your mandatory convertible preferred stock at the times you wish to or at favorable prices, if at all.

The liquidity of the trading market, if any, and future trading prices of the mandatory convertible preferred stock will depend on many factors, including, among other things, the trading price and volatility of our common stock, prevailing interest rates, our dividend yield, financial condition, results of operations, business, prospects and credit quality relative to our competitors, the market for similar securities and the overall securities market. Many of these factors are beyond our control. Historically, the market for convertible securities has been volatile. Market volatility could significantly harm the market for the mandatory convertible preferred stock, regardless of our financial condition, results of operations, business, prospects or credit quality.

The trading price of our common stock, the condition of the financial markets, prevailing interest rates and other factors could significantly affect the trading price of the mandatory convertible preferred stock.

We expect that the trading price of our common stock will significantly affect the trading price of the mandatory convertible preferred stock, which could result in greater volatility in the trading price of the mandatory convertible preferred stock than would be expected for non-convertible securities. The trading price of our common stock will likely continue to fluctuate in response to the factors described or referred to elsewhere in this section and under the caption “Cautionary Note Regarding Forward-Looking Statements,” among others, many of which are beyond our control.

In addition, the condition of the financial markets and changes in prevailing interest rates can have an adverse effect on the trading price of the mandatory convertible preferred stock. For example, prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future, and we would expect an increase in prevailing interest rates to depress the trading price of the mandatory convertible preferred stock.

Recent and future regulatory actions, changes in market conditions and other events may adversely affect the trading price and liquidity of the mandatory convertible preferred stock and the ability of investors to implement in a convertible arbitrage trading strategy.

We expect that many investors in the mandatory convertible preferred stock, including potential purchasers of the mandatory convertible preferred stock from investors in this offering, will seek to employ a convertible arbitrage strategy. Under this strategy, investors typically short sell a certain number of shares of our common stock and adjust their short position over time while they continue to hold the mandatory convertible preferred stock. Investors may also implement this type of strategy by entering into swaps on our common stock in lieu of, or in addition to, short selling shares of our common stock.

The SEC and other regulatory authorities have implemented various rules and taken certain actions, and may in the future adopt additional rules and take other actions, that may impact those engaging in short selling activity involving equity securities (including our common stock). These rules and actions include Rule 201 of SEC Regulation SHO, the adoption by the Financial Industry Regulatory Authority, Inc., and the national securities exchanges of a “limit up-limit down” program, the imposition of market-wide circuit breakers that halt trading of securities for certain periods following specific market declines, and the implementation of certain regulatory reforms required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Any governmental or regulatory action that restricts investors’ ability to effect short sales of our common stock or enter into equity swaps on our common stock could depress the trading price of, and the liquidity of the market for, the mandatory convertible preferred stock.

In addition, the liquidity of the market for our common stock and other market conditions could deteriorate, which could reduce, or eliminate entirely, the number of shares available for lending in connection with short sale transactions and the number of counterparties willing to enter into an equity swap on our common stock with an investor of the mandatory convertible preferred stock. These and other market events could make implementing a convertible arbitrage strategy prohibitively expensive or infeasible. If investors in this offering or potential purchasers of the mandatory convertible preferred stock that seek to employ a convertible arbitrage strategy are unable to do so on commercially reasonable terms, or at all, then the trading price of, and the liquidity of the market for, the mandatory convertible preferred stock may significantly decline.

You may be subject to tax if we adjust, or fail to adjust, the boundary conversion rates, even though you will not receive a corresponding cash distribution.

We will adjust the boundary conversion rates of the mandatory convertible preferred stock for certain events, including the payment of cash dividends. If we adjust the boundary conversion rate, then you may be deemed, for U.S. federal income tax purposes, to have received a taxable dividend to the extent of our earnings and profits, without the receipt of any cash. In addition, if we do not adjust (or adjust adequately) the boundary conversion rates after an event that increases your proportionate interest in us, then you could be treated to have received a deemed taxable dividend. The deemed dividend may be subject to U.S. federal withholding tax or backup withholding, which may be set off against payments on the mandatory convertible preferred stock or our common stock. See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments” and “Material United States Federal Income Tax Considerations.”

Provisions of the mandatory convertible preferred stock could delay or prevent an otherwise beneficial takeover of us.

Certain provisions in the mandatory convertible preferred stock could make a third party attempt to acquire us more difficult or expensive. For example, if a takeover constitutes a make-whole fundamental change, then preferred stockholders will have the right to convert their mandatory convertible preferred stock at a potentially increased conversion rate to receive an additional payment, in cash or shares of common stock, to compensate them for future scheduled dividends on their mandatory convertible preferred stock. See “Description of Mandatory Convertible Preferred Stock—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.” These make-whole fundamental change provisions could increase the cost of acquiring us or otherwise discourage a third party from acquiring us or removing incumbent management, including in a transaction that preferred stockholders or holders of our common stock may view as favorable.

Our management may spend the proceeds of this offering in ways with which you may disagree or that may not be profitable.

We intend to use the net proceeds to us from this offering and, if completed, the concurrent offering, for general corporate purposes. As a result, our management will have broad discretion to apply the net proceeds, and investors will rely on our management’s judgment in spending the net proceeds. Our management may use the proceeds in ways that do not earn a profit or otherwise result in the creation of stockholder value. In addition, pending our use of the proceeds, we may invest the proceeds primarily in instruments that do not produce significant income or that may lose value.

Because the mandatory convertible preferred stock will initially be held in book-entry form, preferred stockholders must rely on DTC’s procedures to exercise their rights and remedies.

We will initially issue the mandatory convertible preferred stock in the form of one or more “global certificates” registered in the name of Cede & Co., as nominee of DTC. Beneficial interests in global certificates will be shown on, and transfers of global certificates will be effected only through, the records maintained by DTC. Except in limited circumstances, we will not issue physical certificates representing the mandatory convertible preferred stock. See “Description of Mandatory Convertible Preferred Stock—Book Entry, Settlement and Clearance.” Accordingly, if you own a beneficial interest in a global certificate, then you will not be considered an owner or holder of the mandatory convertible preferred stock. Instead, DTC or its nominee will be the sole holder of the mandatory convertible preferred stock. Payments of cash dividends and other cash amounts on global certificates will be made to the dividend disbursing agent, who will remit the payments to DTC. We expect that DTC will then credit those payments to the DTC participant accounts that hold book-entry interests in the global certificates and that those participants will credit the payments to indirect DTC participants. Unlike persons who have physical certificates registered in their names, owners of beneficial interests in global certificates will not have the direct right to act on our solicitations for consents or requests for waivers or other actions from preferred stockholders. Instead, those beneficial owners will be permitted to act only to the extent that they have received appropriate proxies to do so from DTC or, if applicable, a DTC participant. The applicable procedures for the granting of these proxies may not be sufficient to enable owners of beneficial interests in global certificates to vote on any requested actions on a timely basis.

Holding mandatory convertible preferred stock will not, in itself, confer any rights with respect to our common stock.

Preferred stockholders will generally not be entitled to any rights with respect to our common stock (including the voting rights of, and rights to receive any dividends or other distributions on, our common stock). However, preferred stockholders will be subject to all changes affecting our common stock to the extent the trading price of the mandatory convertible preferred stock depends on the market price of our common stock and to the extent they receive shares of our common stock upon conversion of their mandatory convertible preferred stock. For example, if we propose an amendment to our charter documents that requires the approval of our common stockholders but not the approval of the preferred stockholders, then a preferred stockholder will not, as such, be entitled to vote on the amendment, although the preferred stockholder will be subject to any changes implemented by that amendment in the powers, preferences or special rights of our common stock.

Risks Related to Our Common Stock

The market price and trading volume of our common stock may be volatile, which could result in rapid and substantial losses for our stockholders.

Since our initial public offering on April 17, 2014 through August 19, 2020, the price of our common stock has ranged from a low of $3.30 on March 20, 2020 to a high of $30.46 on October 28, 2015. In the future, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the price at which you purchased them, if at all. The market price of our common stock may fluctuate or decline significantly in the future. Factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include, but are not limited to, those listed in the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2019, the “Risk Factors” section in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and the “Risk Factors” section in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, which are incorporated by reference herein, and the following, some of which are beyond our control regardless of our actual operating performance:

•	actual or anticipated quarterly variations in operational results and reactions to earning releases or other presentations by company executives;

•	failure to meet the expectations of securities analysts and investors;

•	rating agency credit rating actions;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	any increased indebtedness we may incur in the future;

•	actions by institutional stockholders;

•	speculation or reports by the press or the investment community with respect to us or our industry in general;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in our capital structure;

•	announcements of dividends;

•	additional future sales of our common stock by us, the Principal Stockholders or members of our management;

•	announcements of technological innovations or new services by us or our competitors or new entrants into the industry;

•	announcements by us, our competitors or vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	loss of a major travel supplier or global travel agency subscriber;

•	changes in the status of intellectual property rights;

•	third-party claims or proceedings against us or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	changes in applicable laws and regulations;

•	negative publicity for us, our business or our industry;

•	changes in expectations or estimates as to our future financial performance or market valuations of competitors, customers or travel suppliers;

•	results of operations of our competitors; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

Volatility in our stock price could also make us less attractive to certain investors, and/or invite speculative trading in our common stock or debt instruments.

In addition, securities exchanges, and in particular Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future issuances of debt or equity securities by us may adversely affect the market price of our common stock.

As of June 30, 2020, we have an aggregate of 7,770,495 shares of common stock authorized but unissued and reserved for issuance under our incentive plans. We may issue all of these shares of common stock without any action or approval by our stockholders, subject to certain exceptions. Additionally, if all Exchangeable Notes were exchanged and settled solely through delivery of shares of common stock (and not cash), this would result in the issuance of approximately 43.8 million shares of common stock (or up to approximately 58.0 million shares if the exchange rate were increased by the maximum potential amount upon the occurrence of a “Make-Whole Fundamental Change” (as defined in the related indenture) in each case subject to adjustment). Upon conversion of the mandatorily convertible preferred stock, 35,714,286 to 42,857,143 aggregate shares of common stock (or 41,071,429 to 49,285,714 shares if the underwriters exercise their option to purchase additional shares of common stock, solely to cover overallotments, in full) will be issued.

In the future, we may attempt to obtain financing or to increase further our capital resources by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. We would expect to finance the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness, asset-backed acquisition financing and/or cash from operations. In addition, we also expect to issue additional shares in connection with exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing stockholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Securities” in the accompanying prospectus.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market in future offerings, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future, at a time and price that we deem appropriate. In addition, the additional sale of our common stock by our officers or directors in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline.

We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our stockholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments.

We and certain of our executive officers and directors have agreed with the underwriter not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 60 days after the date of this prospectus, except for certain limited exceptions. See “Underwriting.” Approximately 0.7% of outstanding shares of our common stock are subject to these lock-up agreements.

After the expiration of the 60-day lock-up period under the lock-up agreement these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions and other securities laws. To the extent that any of these stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market after the contractual lock-ups and other legal restrictions on resale discussed in this prospectus lapse, the trading price of our common stock could decline significantly.

The underwriters may, in their sole discretion, release all or some portion of the shares subject to the 60-day lock-up agreements prior to expiration of such period.

Certain provisions of our Certificate of Incorporation, our Bylaws and Delaware law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our common stock.

Certain provisions under our Certificate of Incorporation, our Bylaws and Delaware law could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions include:

•	the sole ability of the then-current members of the board of directors to fill a vacancy created by the expansion of the board of directors;

•	a provision prohibiting stockholders from acting by written consent;

•	a provision prohibiting stockholders from calling a special meeting;

•	advance notice requirements for nominations for elections to our board of directors or for proposing matters that can be acted upon by stockholders at our stockholder meetings;

•

the ability of our board of directors to issue new series of, and designate the terms of, preferred stock, without stockholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by our board of directors;

•

our opting to have the provisions of Section 203 of the DGCL (as defined in “Description of Securities” in the accompanying prospectus), which regulates business combinations with “interested stockholders,” apply to us after the first date on which each of the Principal Stockholders and their affiliates no longer meets the requirements to be an “interested stockholder” as defined by Section 203 of the DGCL, but excluding for purposes thereof, clause (ii) of such definition of “interested stockholder”; and

•	provisions prohibiting cumulative voting.

Anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or change of our management and board of directors and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, efforts by stockholders to change the direction or management of the company may be unsuccessful. See “Description of Securities” in the accompanying prospectus for additional information regarding the provisions included in our Certificate of Incorporation and our Bylaws.

We do not expect to pay any cash dividends on our common stock for the foreseeable future.

Given the impacts of COVID-19, we have currently suspended share repurchases under our Share Repurchase Program as well as the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment.

You should not rely on an investment in our common stock to provide dividend income. Because of our liquidity management, we do not anticipate that we will pay any cash dividends to holders of our common stock in the foreseeable future. Instead, we plan to retain any earnings to maintain our operations. Any future dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. In the future our board of directors will periodically evaluate whether to make a dividend, and the amount and timing of any such dividends, based on factors including our operating results, financial condition, capital requirements and general business conditions. If we recommence the payment of quarterly dividends in the future, we will not be obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued at any time at our discretion and without prior notice.

Any future decision to recommence the payment of cash dividends on our common stock will also depend upon the availability to us of cash for such payments at the relevant time. We conduct a significant amount of our operations through our subsidiaries. Accordingly, our ability to pay a dividend in respect of any period may significantly depend on the cash flows of our subsidiaries and their ability to make distributions to us. None of our subsidiaries is under any obligation to make payments to us, the ability of our subsidiaries to distribute cash to us is subject to restrictions under our credit facilities, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. Additionally, under applicable Delaware law, our board of directors (or an authorized committee thereof) may only declare and pay dividends on shares of our capital stock out of our statutory “surplus” (which is defined as the amount equal to total assets minus total liabilities, in each case at fair market value, minus statutory capital), or if there is no such surplus, out of our net profits for the then current and/or immediately preceding fiscal year. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to pay dividends even if otherwise permitted to do so.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our strategies. In many cases, you can identify forward-looking statements by terms such as “expects,” “outlook,” “believes,” “provisional,” “may,” “intends,” “will,” “predicts,” “potential,” “anticipates,” “estimates,” “should,” “plans” or the negative of these terms or other comparable terminology.

The forward-looking statements contained or incorporated by reference in this prospectus supplement are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as included elsewhere or incorporated by reference in this prospectus supplement. These factors include, without limitation, economic, business, competitive, market and regulatory conditions and the following:

•

the severity, extent and duration of the global COVID-19 pandemic and its impact on our business and results of operations, financial condition and credit ratings, as well as on the travel industry and consumer spending more broadly, the actions taken to contain the disease or treat its impact, the effect of remote working arrangements on our operations and the speed and extent of the recovery across the broader travel ecosystem;

•

factors affecting transaction volumes in the global travel industry, particularly air travel transaction volumes, including global and regional economic and political conditions, financial instability or fundamental corporate changes to travel suppliers, outbreaks of contagious diseases, natural or man-made disasters, safety concerns or changes to regulations governing the travel industry;

•	systems and infrastructure failures or other unscheduled shutdowns or disruptions, including those due to natural disasters or cybersecurity attacks;

•	availability and performance of information technology services provided by third parties, such as DXC, which could result in additional costs or business disruptions for us;

•

security breaches occurring at our facilities or with respect to our infrastructure, resulting from computer viruses, malware, denial of service attacks by hackers, attacks on hardware vulnerabilities, physical or electronic break-ins, cybersecurity incidents or similar distributive problems;

•	potential failure to comply with PCI Data Security Standard;

•	potential failure to successfully implement software solutions, which could result in damage to our reputation;

•	our Travel Network business’ exposure to pricing pressures from travel suppliers and its dependence on relationships with several large travel buyers;

•

the fact that travel supplier customers may experience financial instability, consolidate with one another, pursue cost reductions, change their distribution model or experience other changes adverse to us;

•

travel suppliers’ use of alternative distribution models, such as direct distribution channels, technological incompatibilities between suppliers’ travel content and our GDS, and the diversion of consumer traffic to other channels;

•	our ability to adapt to technological developments or the evolving competitive landscape by introducing relevant new technologies, products and services;

•

potential negative impact of competition from other third-party solutions providers and from new participants entering the solutions market on our ability to maintain and grow our Airline Solutions and Hospitality Solutions businesses;

•	competition in the travel distribution market from other GDS providers, direct distribution by travel suppliers and new entrants or technologies that could challenge the existing GDS business model;

•

our ability to renew existing contracts or to enter into new contracts with travel supplier and buyer customers, third-party distributor partners and joint ventures on economically favorable terms or at all;

•	the potential failure to recruit, train and retain employees, including our key executive officers and key technical employees;

•

liabilities arising from our collection, processing, storage, use and transmission of personal data resulting from conflicting legal requirements, governmental regulation or security breaches, including compliance with payment card industry regulations;

•

our business being harmed by adverse global and regional economic and political conditions, particularly, given our geographic concentration, those that may adversely affect business and leisure travel originating in, or travel to, the United States and Europe, including the approval by voters in the U.K. for that country to exit the E.U. and economic uncertainty over related negotiations;

•	risks associated with operating as a global business in multiple countries and in multiple currencies;

•	risks associated with the value of our brand, which may be damaged by a number of factors, some of which are out of our control;

•

adverse outcomes in our legal proceedings, including our litigation with US Airways or the antitrust investigation by the U.S. Department of Justice, whether in the form of money damages or injunctive relief that could force changes to the way we operate our GDS;

•	our failure to comply with regulations that are applicable to us or any unfavorable changes in, or the enactment of, laws, rules or regulations applicable to us;

•

our reliance on third-party distributors and joint ventures to extend our GDS services to certain regions, which exposes us to risks associated with lack of direct management control and potential conflicts of interest;

•	risks associated with our use of open source software, including the possible future need to acquire licenses from third parties or re-engineer our solutions;

•	risks associated with acquisitions, divestitures, investments and strategic alliances;

•	our ability to protect and maintain our information technology and intellectual property rights, as well as defend against potential infringement claims against us, and the associated costs;

•	the possibility that we may have insufficient insurance to cover our liability for pending litigation claims or future claims, which could expose us to significant liabilities;

•	defects in our products resulting in significant warranty liabilities or product liability claims, for which we may have insufficient product liability insurance to pay material uninsured claims;

•	the fact that we may have higher than anticipated tax liabilities;

•	the fact that we may recognize impairments on long-lived assets, including goodwill and other intangible assets, or recognize impairments on our equity method investments;

•

the fact that our pension plan is currently underfunded and we may need to make significant cash contributions to our pension plan in the future, which could reduce the cash available for our business;

•	the fact that we may require more cash than we generate in our operating activities, and additional funding on reasonable terms or at all may not be available;

•	our significant amount of long-term indebtedness and the related restrictive covenants in the agreements governing our indebtedness;

•	our exposure to interest rate and exchange rate fluctuations;

•	the updating of some of our business process systems, including our enterprise resource planning system, including problems with the design or implementation of this system;

•

risks associated with maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members;

•	the impact of the large number of outstanding shares of our common stock eligible for future sale on the market price of our common stock; and

•

other risks and uncertainties, including those listed in the “Risk Factors” section and under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, and in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update them publicly in light of new information or future events.

You should carefully consider the risks specified in the “Risk Factors” section of this prospectus supplement, as well as other risks and uncertainties described under “Risk Factors” in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2019, under “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 and “Risk Factors” in Part II, Item 1A of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 and in subsequent public statements or reports we file with or furnish to the SEC, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus supplement includes or incorporates by reference industry data and forecasts that we obtained from industry publications and surveys, public filings and internal company sources. Statements as to our ranking, market position and market estimates are based on independent industry publications, government publications, third-party forecasts and management’s estimates and assumptions about our markets and our internal research. We have included or incorporated by reference explanations of certain internal estimates and related methods provided in this prospectus supplement along with these estimates. See “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2019 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. While we are not aware of any misstatements regarding our market, industry or similar data presented herein or in the information incorporated by reference herein, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included or incorporated by reference in this prospectus supplement.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $289.5 million (or approximately $333.0 million if the underwriters fully exercise their option to purchase additional shares of mandatory convertible preferred stock, solely to cover overallotments), after deducting the underwriting discounts and commissions and our estimated offering expenses. We estimate that the net proceeds to us from the concurrent offering, if consummated, will be approximately $238.6 million (or approximately $274.5 million if the underwriters of the concurrent offering fully exercise their option to purchase additional shares of common stock), after deducting the underwriting discounts and commissions and our estimated offering expenses.

We intend to use the net proceeds from this offering, together with the net proceeds from the concurrent offering in each case after fees, discounts, commissions and other offering expenses, for general corporate purposes.

Settlement of this offering is not conditioned upon settlement of the concurrent offering and settlement of the concurrent offering is not conditioned upon this offering.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization of Sabre Corporation as of June 30, 2020 (i) on an actual historical basis and (ii) as adjusted giving effect to this offering (assuming no exercise of the underwriters’ option to purchase additional shares, solely to cover overallotments) and the concurrent offering (assuming no exercise of the underwriters’ option to purchase additional shares of common stock) and application of the net proceeds as described under “Use of Proceeds,” as if each had occurred on June 30, 2020. This offering is not conditioned upon settlement of the concurrent offering, and settlement of the concurrent offering is not conditioned upon settlement of this offering.

The as adjusted column of the table below does not give effect to the Proposed Notes Offering or the application of any proceeds therefrom or to the Proposed Credit Facility Transactions. See “Summary—Recent Developments— Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.”

You should read the following table in conjunction with the sections titled “Summary Consolidated Financial Data,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and our financial statements and related notes incorporated by reference in this prospectus supplement.

	As of June 30, 2020
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$1,306,288	$1,834,388

Long-term debt, including current portion:
$530 million 5.375% senior secured notes due 2023	530,000	530,000
$500 million 5.250% senior secured notes due 2023	500,000	500,000
$345 million 4.000% exchangeable senior notes due 2025(2)	345,000	345,000
$775 million 9.250% senior secured notes due 2025	775,000	775,000
Credit Facility(3)	2,665,021	2,665,021
Finance lease obligations	2,065	2,065
Unamortized debt issuance costs and discounts	(130,734)	(130,734)

Total Long-term debt	4,686,352	4,686,352
Stockholders’ equity:
Common Stock: $0.01 par value; 1,000,000 authorized shares; 297,131 shares issued and 332,845 shares as adjusted	2,971	3,328
Preferred stock, $0.01 par value, 225,000 authorized, 0 shares issued and 3,000 as adjusted	—	30
Additional paid-in capital	2,411,716	2,939,429
Treasury Stock, at cost, 21,259 shares	(474,105)	(474,105)
Retained deficit	(1,466,428)	(1,466,428)
Accumulated other comprehensive loss	(157,432)	(157,432)
Noncontrolling interest	9,300	9,300

Total stockholders’ equity(4)	326,022	854,122

Total capitalization	$5,012,374	$5,540,474

(1)

Adjustment to cash and cash equivalents represents a net increase of $528.1 million after giving effect to the receipt of proceeds of $300 million from this offering (assuming no exercise of the underwriters’ option to purchase additional shares) and $250 million from the concurrent offering, in each case, net of estimated fees and expenses. The net proceeds from this offering and the concurrent offering are expected to be used for general corporate purposes. See “Use of Proceeds.” Settlement of this offering is not conditioned upon settlement of the concurrent offering or the launch, pricing or settlement of the Proposed Notes Offering, and settlement of the concurrent offering is not conditioned upon this offering.
(2)

This reflects the principal amount of the Exchangeable Notes without deduction for the equity component of those notes or issuance costs. In accordance with ASC 470-20, convertible debt that may be wholly or partially settled in cash is required to be separated into a liability and an equity component, such that interest expense reflects the issuer’s non-convertible debt interest rate. Upon issuance, a debt discount was recognized as a decrease in debt and an increase in equity. The debt component will accrete up to the principal amount ($345 million in aggregate for the Exchangeable Notes) over the expected term of the debt. ASC 470-20 does not affect the actual amount that we are required to repay, and the amount shown in the table above for the Exchangeable Notes is the aggregate principal amount of the Exchangeable Notes and does not reflect the debt discount that we are required to recognize in our consolidated balance sheet.

(3)

As of June 30, 2020, we had approximately $456 million and $1,834 million outstanding under the Term Loan A and Term Loan B, respectively. As of June 30, 2020, we had $375 million outstanding under the Revolver and $12 million outstanding under the letter of credit sub-facility, which reduces the amount available to be drawn under the Revolver.

(4)

The outstanding share information is set forth as of June 30, 2020. It assumes no issuance of shares of common stock reserved for issuance under our equity incentive plans. As of June 30, 2020, an aggregate of 7,415,417 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Omnibus Incentive Compensation Plan (the “2019 Omnibus Plan”) which includes shares of common stock that were available for future issuance under our prior equity plans. As of June 30, 2020, an aggregate of 355,078 shares of common stock were reserved for future issuance under the Sabre Corporation 2019 Director Equity Compensation Plan (the “2019 Director Plan”). Additionally, the outstanding share information set forth above does not include any shares issuable upon exchange of the notes and assumes:

•

no exercise of time-based stock options outstanding under our Sovereign Management Equity Incentive Plan (“2007 Sovereign New Equity”) plan. As of June 30, 2020, there were 30,625 time-based stock options outstanding under this plan with a weighted average exercise price of $8.87;

•

no exercise of time-based stock options outstanding under our Sovereign Holdings, Inc. 2012 Management Equity Incentive Plan (“Sovereign 2012 MEIP”). As of June 30, 2020, there were 292,287 time-based stock options outstanding under this plan with a weighted average exercise price of $12.34;

•

no exercise of time-based stock options outstanding under our 2014 Omnibus Incentive Compensation Plan (“2014 Omnibus Plan”). As of June 30, 2020, there were 444,575 time-based stock options outstanding under this plan with a weighted average exercise price of $23.92;

•

no exercise of time-based stock options outstanding under our 2016 Omnibus Incentive Compensation Plan (“2016 Omnibus Plan”). As of June 30, 2020, there were 3,144,114 time-based stock options outstanding under this plan with a weighted average exercise price of $22.37;

•

no exercise of time-based stock options outstanding under our 2019 Omnibus Plan. As of June 30, 2020, there were 1,734,163 time-based stock options outstanding under this plan with a weighted average exercise price of $9.02;

•	no vesting and settlement of the 1,331,116 performance-based restricted stock units, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 3,625,613 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2016 Omnibus Plan;

•	no vesting and settlement of the 9,469,146 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan;

•	no vesting and settlement of the 1,571,895 performance-based restricted stock units, unvested and outstanding as of June 30, 2020 under our 2019 Omnibus Plan; and

•	no vesting and settlement of the 131,432 restricted stock unit awards, unvested and outstanding as of June 30, 2020 under our 2019 Director Plan.

SELECTED HISTORICAL FINANCIAL INFORMATION

The following tables present selected historical consolidated financial data for Sabre Corporation’s business. You should read these tables along with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and Sabre Corporation’s consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus supplement.

The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2019, 2018 and 2017 and the consolidated balance sheet data as of December 31, 2019 and 2018 are derived from our audited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The consolidated statements of operations data and consolidated statements of cash flows data for the years ended December 31, 2016 and 2015 and the consolidated balance sheet data as of December 31, 2017, 2016, and 2015 are derived from audited consolidated financial statements not incorporated by reference in this prospectus supplement. The historical consolidated results presented below are not necessarily indicative of the results to be expected for any future period. All amounts presented below are in thousands, except per share amounts.

The consolidated statements of operations data and consolidated statements of cash flows data for the six months ended June 30, 2020 and 2019 and the consolidated balance sheet data as of June 30, 2020 and 2019 are derived from our unaudited consolidated financial statements and the notes thereto incorporated by reference in this prospectus supplement. The historical consolidated results presented below are not necessarily indicative of the results to be expected for any future period. All amounts presented below are in thousands, except per share amounts.

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Consolidated Statements of Operations Data:
Revenue (1)	$742,021	$2,049,367	$3,974,988	$3,866,956	$3,598,484	$3,373,387	$2,960,896
Operating (loss) income (1)	(535,481)	192,320	363,417	562,016	493,440	459,572	459,769
(Loss) Income from continuing operations (1)	(653,301)	87,308	164,312	340,921	249,576	241,390	234,555
(Loss) Income from discontinued operations, net of tax (1)	(2,798)	(102)	(1,766)	1,739	(1,932)	5,549	314,408
Net (loss) income attributable to common stockholders (1)	(656,811)	84,688	158,592	337,531	242,531	242,562	545,482
Net (loss) income per share attributable to common stockholders:
Basic (1)	$(2.39)	$0.31	$0.57	$1.23	$0.87	$0.87	$2.00
Diluted (1)	$(2.39)	$0.31	$0.57	$1.22	$0.87	$0.86	$1.95
Weighted-average common shares outstanding:
Basic	274,865	274,911	274,168	275,235	276,893	277,546	273,139
Diluted	274,865	276,596	276,217	277,518	278,320	282,752	280,067
Consolidated Statements of Cash Flows Data:
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)	(445,808)	(729,041)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)	(190,025)	93,144
Additions to property and equipment	39,333	67,196	115,166	283,940	316,436	327,647	286,697
Cash payments for interest	73,664	77,926	157,648	156,041	149,572	151,495	154,307
Other Financial Data:
Adjusted Gross Profit(1)	$38,100	$723,528	$1,391,806	$1,521,408	$1,500,186	$1,460,675	$1,316,820
Adjusted Operating (Loss) Income (1)	(379,679)	282,715	513,408	701,432	706,149	720,361	653,105

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Adjusted Net (Loss) Income (1)	(437,979)	161,653	279,215	427,570	390,118	370,937	308,072
Adjusted EBITDA (1)	(185,885)	497,984	946,360	1,124,390	1,078,571	1,046,646	941,587
Free Cash Flow	(434,369)	190,465	466,094	440,857	361,597	371,753	242,510
Key Metrics: (2)
Travel Network
Direct Billable Bookings - Air	63,900	263,166	499,111	491,820	462,381	445,050	384,309
Direct Billable Bookings - Lodging, Ground and Sea	14,551	33,896	67,197	66,454	62,443	60,421	58,414
Total Direct Billable Bookings	78,451	297,062	566,308	558,274	524,824	505,471	442,723
Airline Solutions Passengers Boarded	187,174	366,563	741,107	752,548	772,149	789,260	584,876
Hospitality Solutions Central Reservations System Transactions	32,113	51,914	108,482	88,655	N/A	N/A	N/A

(1)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”), on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(2)

“Direct Billable Bookings” and “Passengers Boarded” are the primary metrics utilized by Travel Network and Airline Solutions, respectively, to measure operating performance. Travel Network generates fees for each Direct Billable Booking which include bookings made through our GDS (e.g., Air, and Lodging, Ground and Sea (“LGS”)) and through our equity method investments in cases where we are paid directly by the travel supplier and for Air Bookings, are presented net of bookings cancelled within the period presented. Passengers Boarded (“PBs”) is the primary metric used by Airline Solutions to recognize SaaS and hosted revenue from recurring usage-based fees. The primary metric utilized by Hospitality Solutions is booking transactions processed through the Sabre Hospitality Solutions SynXis Central Reservation System (the “HS Central Reservation System”). These key metrics allow management to analyze customer volume over time for each of our three business segments to monitor industry trends and analyze performance. We believe that these key metrics are useful for investors and other third parties as indicators of our financial performance and industry trends. While these metrics are based on what we believe to be reasonable estimates of our transaction counts for the applicable period of measurement, there are inherent challenges associated with their measurement. In addition, we are continually seeking to improve our estimates of these metrics, and these estimates may change due to improvements or changes in our methodology.

	As of June 30,		As of December 31,
	2020	2019	2019	2018	2017	2016	2015
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,306,288	$396,848	$436,176	$509,265	$361,381	$364,114	$321,132
Total assets(1) (2) (3)	6,129,206	5,770,071	5,689,957	5,806,381	5,649,364	5,724,570	5,393,627
Long-term debt	4,608,478	3,298,922	3,261,821	3,337,467	3,398,731	3,276,281	3,169,344
Working capital surplus (deficit)(1) (3)	972,048	32,231	96,377	169,235	(11,455)	(312,977)	(222,400)
Noncontrolling interest	9,300	7,152	8,588	7,205	5,198	2,579	1,438
Total stockholders’ equity (1) (3)	326,022	919,688	947,669	974,271	698,500	625,615	484,140

(1)

In the first quarter of 2020, we adopted new credit impairment guidance for the measurement of credit losses in accordance with ASC 326, Credit Impairment. See Note 6. Credit Losses, to our consolidated financial statements included in our Form 10-Q for the quarter ended June 30, 2020, incorporated herein by reference.

(2)

In the first quarter of 2019, we adopted new lease accounting guidance on a modified retrospective basis in accordance with ASC 842, Leases. See Note 11. Leases, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(3)

In the first quarter of 2018, we adopted the comprehensive update to revenue recognition guidance, ASC 606, on a prospective basis from January 1, 2018. See Note 2. Revenue from Contracts with Customers, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

Non-GAAP Measures

The following table sets forth the reconciliation of Adjusted Net Income and Adjusted EBITDA to net loss attributable to Sabre Corporation, the most directly comparable GAAP measure (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Net (loss) income attributable to common stockholders	$(656,811)	$84,688	$158,592	$337,531	$242,531	$242,562	$545,482
Loss (Income) from discontinued operations, net of tax	2,798	102	1,766	(1,739)	1,932	(5,549)	(314,408)
Net income attributable to noncontrolling interests(1)	712	2,518	3,954	5,129	5,113	4,377	3,481

(Loss) Income from continuing operations	(653,301)	87,308	164,312	340,921	249,576	241,390	234,555

Adjustments:
Impairment and related charges(2)	—	—	—	—	81,112	—	—
Acquisition-related amortization(3a)	33,310	31,995	64,604	68,008	95,860	143,425	108,121
Loss on extinguishment of debt	—	—	—	633	1,012	3,683	38,783
Other, net(5)	53,584	4,349	9,432	8,509	(36,530)	(27,617)	(91,377)
Restructuring and other costs(6)	73,282	—	—	—	23,975	18,286	9,256
Acquisition-related costs(7)	22,200	20,641	41,037	3,266	—	779	14,437
Litigation costs, net(8)	1,856	2,824	(24,579)	8,323	(35,507)	46,995	16,709
Stock-based compensation	26,339	33,989	66,885	57,263	44,689	48,524	29,971
Tax impact of adjustments(9), (10)	4,751	(19,453)	(42,476)	(59,353)	(34,069)	(104,528)	(52,383)

Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118	$370,937	$308,072

Adjusted Net (Loss) Income from continuing operations per share	$(1.59)	$0.58	$1.01	$1.54	$1.40	$1.31	$1.10
Diluted weighted-average common shares outstanding	274,865	276,596	276,217	277,518	278,320	282,752	280,067
Adjusted Net (Loss) Income from continuing operations	$(437,979)	$161,653	$279,215	$427,570	$390,118	$370,937	$308,072
Adjustments:
Depreciation and amortization of property and equipment(3b)	137,541	154,557	310,573	303,612	264,880	233,303	213,520
Amortization of capitalized implementation costs(3c)	18,964	21,738	39,444	41,724	40,131	37,258	31,441
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411	55,724	43,521
Interest expense, net	96,023	77,621	156,391	157,017	153,925	158,251	173,298
Remaining provision for income taxes	(37,723)	43,441	77,802	116,845	162,106	191,173	171,735

Adjusted EBITDA	$(185,885)	$497,984	$946,360	$1,124,390	$1,078,571	$1,046,646	$941,587
Less:
Depreciation and amortization(3)	189,815	208,290	414,621	413,344	400,871	413,986	351,480
Amortization of upfront incentive consideration(4)	37,289	38,974	82,935	77,622	67,411	55,724	43,521
Acquisition related amortization(3a)	(33,310)	(31,995)	(64,604)	(68,008)	(95,860)	(143,425)	(106,519)

Adjusted Operating (Loss) Income	$(379,679)	$282,715	$513,408	$701,432	$706,149	$720,361	$653,105

The following tables set forth the reconciliation of operating income (loss) in our statement of operations, the most comparable GAAP measure, to Adjusted Gross Profit and Adjusted EBITDA and Adjusted Operating Income (Loss) by business segment (in thousands):

	Six Months Ended June 30, 2020
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating loss	$(160,174)	$(100,888)	$(35,866)	$(238,553)	$(535,481)
Add back:
Selling, general and administrative	80,582	66,667	20,092	148,095	315,436
Cost of revenue adjustments:
Depreciation and amortization(3)	43,598	75,231	20,700	12,837	152,366
Restructuring and other costs(6)	—	—	—	57,447	57,447
Amortization of upfront incentive consideration(4)	37,289	—	—	—	37,289
Stock-based compensation	—	—	—	11,043	11,043

Adjusted Gross Profit	1,295	41,010	4,926	(9,131)	38,100
Selling, general and administrative	(80,582)	(66,667)	(20,092)	(148,095)	(315,436)
Equity method loss	(1,185)	—	—	—	(1,185)
Selling, general and administrative adjustments:
Depreciation and amortization(3)	6,303	5,609	2,260	23,277	37,449
Restructuring and other costs(6)	—	—	—	15,835	15,835
Acquisition-related costs(7)	—	—	—	22,200	22,200
Litigation costs, net(8)	—	—	—	1,856	1,856
Stock-based compensation	—	—	—	15,296	15,296

Adjusted EBITDA	(74,169)	(20,048)	(12,906)	(78,762)	(185,885)
Less:
Depreciation and amortization(3)	49,901	80,840	22,960	36,114	189,815
Amortization of upfront incentive consideration(4)	37,289	—	—	—	37,289
Acquisition-related amortization(3)	—	—	—	(33,310)	(33,310)

Adjusted Operating Loss	$(161,359)	$(100,888)	$(35,866)	$(81,566)	$(379,679)

	Six Months Ended June 30, 2019
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$352,023	$38,084	$(11,463)	$(186,324)	$192,320
Add back:
Selling, general and administrative	88,942	45,119	20,131	151,904	306,096
Cost of revenue adjustments:
Depreciation and amortization(3)	55,034	80,729	23,809	11,941	171,513
Amortization of upfront incentive consideration(4)	38,974	—	—	—	38,974
Stock-based compensation	—	—	—	14,625	14,625

Adjusted Gross Profit	534,973	163,932	32,477	(7,854)	723,528
Selling, general and administrative	(88,942)	(45,119)	(20,131)	(151,904)	(306,096)
Equity method income	946	—	—	—	946
Selling, general and administrative adjustments:
Depreciation and amortization(3)	6,242	5,526	2,533	22,476	36,777
Acquisition-related costs(7)	—	—	—	20,641	20,641
Litigation costs, net(8)	—	—	—	2,824	2,824
Stock-based compensation	—	—	—	19,364	19,364

Adjusted EBITDA	453,219	124,339	14,879	(94,453)	497,984
Less:
Depreciation and amortization(3)	61,276	86,255	26,342	34,417	208,290
Amortization of upfront incentive consideration(4)	38,974	—	—	—	38,974
Acquisition-related amortization(3)	—	—	—	(31,995)	(31,995)

Adjusted Operating Income (Loss)	$352,969	$38,084	$(11,463)	$(96,875)	$282,715

	Year Ended December 31, 2019
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$646,794	$80,428	$(21,632)	$(342,173)	$363,417
Add back:
Selling, general and administrative	178,664	85,801	38,597	273,506	576,568
Cost of revenue adjustments:
Depreciation and amortization(3)	108,302	160,381	47,877	24,329	340,889
Amortization of upfront incentive consideration(4)	82,935	—	—	—	82,935
Stock-based compensation	—	—	—	27,997	27,997

Adjusted Gross Profit	1,016,695	326,610	64,842	(16,341)	1,391,806
Selling, general and administrative	(178,664)	(85,801)	(38,597)	(273,506)	(576,568)
Equity method income	2,044	—	—	—	2,044
Selling, general and administrative adjustments:
Depreciation and amortization(3)	12,781	10,633	5,221	45,097	73,732
Acquisition-related costs(7)	—	—	—	41,037	41,037
Litigation costs, net(8)	—	—	—	(24,579)	(24,579)
Stock-based compensation	—	—	—	38,888	38,888

Adjusted EBITDA	852,856	251,442	31,466	(189,404)	946,360
Less:
Depreciation and amortization(3)	121,083	171,014	53,098	69,426	414,621
Amortization of upfront incentive consideration(4)	82,935	—	—	—	82,935
Acquisition-related amortization(3)	—	—	—	(64,604)	(64,604)

Adjusted Operating Income (Loss)	$648,838	$80,428	$(21,632)	$(194,226)	$513,408

	Year Ended December 31, 2018
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$753,255	$111,146	$12,881	$(315,266)	$562,016
Add back:
Selling, general and administrative	160,298	73,675	33,626	245,927	513,526
Cost of revenue adjustments:
Depreciation and amortization(3)	106,877	170,258	36,826	27,692	341,653
Amortization of upfront incentive consideration(4)	77,622	—	—	—	77,622
Stock-based compensation	—	—	—	26,591	26,591

Adjusted Gross Profit	1,098,052	355,079	83,333	(15,056)	1,521,408
Selling, general and administrative	(160,298)	(73,675)	(33,626)	(245,927)	(513,526)
Equity method income	2,556	—	—	—	2,556
Selling, general and administrative adjustments:
Depreciation and amortization(3)	11,399	12,173	3,117	45,002	71,691
Acquisition-related costs(7)	—	—	—	3,266	3,266
Litigation costs, net(8)	—	—	—	8,323	8,323
Stock-based compensation	—	—	—	30,672	30,672

Adjusted EBITDA	951,709	293,577	52,824	(173,720)	1,124,390
Less:
Depreciation and amortization(3)	118,276	182,431	39,943	72,694	413,344
Amortization of upfront incentive consideration(4)	77,622	—	—	—	77,622
Acquisition-related amortization(3)	—	—	—	(68,008)	(68,008)

Adjusted Operating Income (Loss)	$755,811	$111,146	$12,881	$(178,406)	$701,432

	Year Ended December 31, 2017
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$744,045	$137,932	$9,670	$(398,207)	$493,440
Add back:
Selling, general and administrative	162,997	78,638	47,121	221,319	510,075
Impairment and related charges(2)	—	—	—	81,112	81,112
Cost of revenue adjustments:
Depreciation and amortization(3)	96,796	149,685	31,686	39,645	317,812
Restructuring and other costs(6)	—	—	—	12,604	12,604
Amortization of upfront incentive consideration(4)	67,411	—	—	—	67,411
Stock-based compensation	—	—	—	17,732	17,732

Adjusted Gross Profit	1,071,249	366,255	88,477	(25,795)	1,500,186
Selling, general and administrative	(162,997)	(78,638)	(47,121)	(221,319)	(510,075)
Equity method income	2,580	—	—	—	2,580
Selling, general and administrative adjustments:
Depreciation and amortization(3)	12,783	8,820	1,428	60,028	83,059
Restructuring and other costs(6)	—	—	—	11,371	11,371
Litigation costs, net(8)	—	—	—	(35,507)	(35,507)
Stock-based compensation	—	—	—	26,957	26,957

Adjusted EBITDA	923,615	296,437	42,784	(184,265)	1,078,571
Less:
Depreciation and amortization(3)	109,579	158,505	33,114	99,673	400,871
Amortization of upfront incentive consideration(4)	67,411	—	—	—	67,411
Acquisition-related amortization(3)	—	—	—	(95,860)	(95,860)

Adjusted Operating Income (Loss)	$746,625	$137,932	$9,670	$(188,078)	$706,149

	Year Ended December 31, 2016
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$735,354	$136,177	$16,807	$(428,766)	$459,572
Add back:
Selling, general and administrative	165,520	74,048	33,867	352,718	626,153
Cost of revenue adjustments:
Depreciation and amortization(3)	82,963	144,697	21,823	37,870	287,353
Restructuring and other costs(6)	—	—	—	12,660	12,660
Amortization of upfront incentive consideration(4)	55,724	—	—	—	55,724
Stock-based compensation	—	—	—	19,213	19,213

Adjusted Gross Profit	1,039,561	354,922	72,497	(6,305)	1,460,675
Selling, general and administrative	(165,520)	(74,048)	(33,867)	(352,718)	(626,153)
Equity method income	2,780	—	—	—	2,780
Selling, general and administrative adjustments:
Depreciation and amortization(3)	9,809	5,488	1,334	110,002	126,633
Restructuring and other costs(6)	—	—	—	5,626	5,626
Acquisition-related costs(7)	—	—	—	779	779
Litigation costs, net(8)	—	—	—	46,995	46,995
Stock-based compensation	—	—	—	29,311	29,311

Adjusted EBITDA	886,630	286,362	39,964	(166,310)	1,046,646
Less:
Depreciation and amortization(3)	92,772	150,185	23,157	147,872	413,986
Amortization of upfront incentive consideration(4)	55,724	—	—	—	55,724
Acquisition-related amortization(3)	—	—	—	(143,425)	(143,425)

Adjusted Operating Income (Loss)	$738,134	$136,177	$16,807	$(170,757)	$720,361

	Year Ended December 31, 2015
	Travel Network	Airline Solutions	Hospitality Solutions	Corporate	Total
Operating income (loss)	$679,045	$134,660	$6,236	$(360,172)	$459,769
Add back:
Selling, general and administrative	156,775	68,730	30,387	301,185	557,077
Cost of revenue adjustments:
Depreciation and amortization(3)	71,003	134,811	16,313	22,408	244,535
Amortization of upfront incentive consideration(4)	43,521	—	—	—	43,521
Stock-based compensation	—	—	—	11,918	11,918

Adjusted Gross Profit	950,344	338,201	52,936	(24,661)	1,316,820
Selling, general and administrative	(156,775)	(68,730)	(30,387)	(301,185)	(557,077)
Equity method income	14,842	—	—	—	14,842
Equity method intangible amortization(3a)	1,602	—	—	—	1,602
Selling, general and administrative adjustments:
Depreciation and amortization(3)	8,900	5,939	903	91,203	106,945
Restructuring and other costs(6)	—	—	—	9,256	9,256
Acquisition-related costs(7)	—	—	—	14,437	14,437
Litigation costs, net(8)	—	—	—	16,709	16,709
Stock-based compensation	—	—	—	18,053	18,053

Adjusted EBITDA	818,913	275,410	23,452	(176,188)	941,587
Less:
Depreciation and amortization(3)	79,903	140,750	17,216	113,611	351,480
Amortization of upfront incentive consideration(4)	43,521	—	—	—	43,521
Acquisition-related amortization(3)	1,602	—	—	(108,121)	(106,519)

Adjusted Operating Income (Loss)	$693,887	$134,660	$6,236	$(181,678)	$653,105

The following tables present information from our statements of cash flows and set forth the reconciliation of Free Cash Flow to cash (used in) provided by operating activities, the most directly comparable GAAP measure (in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Cash (used in) provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Cash used in investing activities	(43,746)	(76,163)	(243,026)	(275,259)	(317,525)	(445,808)	(729,041)
Cash provided by (used in) financing activities	1,308,193	(292,975)	(409,721)	(306,506)	(356,780)	(190,025)	93,144

	Six Months Ended June 30,		Year Ended December 31,
	2020	2019	2019	2018	2017	2016	2015
Cash provided by operating activities	$(395,036)	$257,661	$581,260	$724,797	$678,033	$699,400	$529,207
Additions to property and equipment	(39,333)	(67,196)	(115,166)	(283,940)	(316,436)	(327,647)	(286,697)

Free Cash Flow	$(434,369)	$190,465	$466,094	$440,857	$361,597	$371,753	$242,510

(1)

Net income attributable to non-controlling interests represents an adjustment to include earnings allocated to non-controlling interest held in (i) Sabre Travel Network Middle East of 40% and Sabre Seyahat Dagitim Sistemleri A.S. of 40% for all periods presented, (ii) Sabre Travel Network Lanka (Pte) Ltd of 40% beginning in July 2015, and (iii) Sabre Bulgaria of 40% beginning in November 2017.

(2)

Impairment and related charges represents an $81 million charge in 2017 associated with net capitalized contract costs related to an Airline Solutions’ customer based on our analysis of the recoverability of such amounts. See Note 4. Impairment and Related Charges to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein for additional information.

(3)	Depreciation and amortization expenses:
(a)

Acquisition-related amortization represents amortization of intangible assets from the take-private transaction in 2007 as well as intangibles associated with acquisitions since that date. Also includes amortization of the excess basis in our underlying equity interest in the net assets of SAPPL prior to its acquisition on July 1, 2015.

(b)	Depreciation and amortization of property and equipment includes software developed for internal use as well as amortization of contract acquisition costs.
(c)	Amortization of capitalized implementation costs represents amortization of upfront costs to implement new customer contracts under our SaaS and hosted revenue model.
(4)

Our Travel Network business at times provides upfront incentive consideration to travel agency subscribers at the inception or modification of a service contract, which are capitalized and amortized to cost of revenue over an average expected life of the service contract, generally over three to ten years. This consideration is made with the objective of increasing the number of clients or to ensure or improve customer loyalty. These service contract terms are established such that the supplier and other fees generated over the life of the contract will exceed the cost of the incentive consideration provided up front. These service contracts with travel agency subscribers require that the customer commit to achieving certain economic objectives and generally have terms requiring repayment of the upfront incentive consideration if those objectives are not met.

(5)

Other, net, includes a $46 million charge related to termination payments incurred in the first quarter of 2020 in connection with our proposed acquisition of Farelogix, as well as foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. In 2018, we recorded an expense of $5 million related to our liability under the Tax Receivable Agreement (“TRA”) and an offsetting gain of $8 million on the sale of an investment. In 2017, we recognized a benefit of $60 million due to a reduction to our liability under the TRA primarily due to a provisional adjustment resulting from the enactment of TCJA which reduced the U.S. corporate income tax rate, offset by a loss of $15 million related to debt modification costs associated with a debt refinancing. In 2016, we recognized a gain of $15 million from the sale of our available-for-sale marketable securities, and $6 million gain associated with the receipt of an earn-out payment related to the sale of a business in 2013. In 2015, we recognized a gain of $78 million associated with the remeasurement of our previously-held 35% investment in SAPPL to its fair value and a gain of $12 million related to the settlement of pre-existing agreements between us and SAPPL. In addition, all periods presented include foreign exchange gains and losses related to the remeasurement of foreign currency denominated balances included in our consolidated balance sheets into the relevant functional currency. See Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Tax Receivable Agreement” for additional information regarding the TRA.

(6)

Restructuring and other costs represent charges associated with business restructuring and associated charges, including a strategic realignment of our airline and agency-focused businesses, as well as other measures to support the new organizational structure and to respond to the impacts of the COVID-19 pandemic on our business and cost structure in 2020. We recorded $25 million and $20 million in charges associated with announced actions to reduce our workforce in 2017 and 2016, respectively. These reductions aligned our operations with business needs and implemented an ongoing cost and organizational structure consistent with our expected growth needs and opportunities. In 2015, we recognized a restructuring charge of $9 million associated with the integration of Abacus, and reduced that estimate by $4 million in 2016, as a result of the reevaluation of our plan derived from a shift in timing and strategy of originally contemplated actions. As of December 31, 2018, our actions under these activities were substantially completed and payments under the plans have been made.

(7)

Acquisition-related costs represent fees and expenses incurred associated with the 2018 agreement to acquire Farelogix, as well as costs related to the acquisition of Radixx in 2019. In 2016, acquisition-related costs relate to the acquisition of the Trust Group and Airpas Aviation. In 2015, acquisition-related costs relate to the acquisition of Abacus and the Trust Group. See Note 3. Acquisitions, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(8)

Litigation costs, net represent charges associated with antitrust litigation and other foreign non-income tax contingency matters. In 2019, we recorded the reversal of our previously accrued loss related to the US Airways legal matter for $32 million. In 2018, we recorded non-income tax expense of $4 million for tax, penalties and interest associated with certain non-income tax claims for historical periods regarding permanent establishment in a foreign jurisdiction. In 2017, we recorded a $43 million reimbursement, net of accrued legal and related expenses, from a settlement with our insurance carriers with respect to the American Airlines litigation. In 2016, we recorded an accrual of $32 million representing the trebling of the jury award plus our estimate of attorneys’ fees, expenses and costs in the US Airways litigation. See Note 16. Commitments and Contingencies, to our consolidated financial statements in Part II, Item 8 in our Annual Report on Form 10-K for the year ended December 31, 2019, incorporated by reference herein.

(9)

The tax impact on adjustments includes the tax effect of each separate adjustment based on the statutory tax rate for the jurisdiction(s) in which the adjustment was taxable or deductible, and the tax effect of items that relate to tax specific financial transactions, tax law changes, uncertain tax positions and other items. In 2018, the tax impact on adjustments includes a benefit of $27 million related to the provisional impact for deferred taxes and foreign tax effects recorded for the enactment of the TCJA in 2017. In 2017, the tax impact on adjustments includes a provisional impact of $47 million recognized in the fourth quarter of 2017 as a result of the enactment of the TCJA in December 2017.

(10)

In the first quarter of 2016, we adopted Accounting Standards Update (“ASU”) 2016-09, Improvements to Employee Share-Based Payment Accounting. For the year ended December 31, 2016, we recognized $35 million in excess tax benefits associated with employee equity-based awards, as a result of the adoption of this standard. There were no other material impacts to our consolidated financial statements as a result of adopting this updated standard.

DESCRIPTION OF MANDATORY CONVERTIBLE PREFERRED STOCK

The following is a summary of certain provisions of our 6.50% Series A Mandatory Convertible Preferred Stock (the “mandatory convertible preferred stock”). It is only a summary and is not complete. The terms of our mandatory convertible preferred stock will be set forth in a certificate of designations (the “certificate of designations”) and our fourth amended and restated certificate of incorporation (the “certificate of incorporation”). We qualify this summary by referring you to the certificate of designations and our certificate of incorporation, because they, and not this summary, define your rights as a holder of the mandatory convertible preferred stock. We will provide you with a copy of the certificate of designations, which includes the form of the certificates that will represent the mandatory convertible preferred stock, and our certificate of incorporation, as provided under the caption “Where You Can Find Additional Information.”

Certain terms used in this summary are defined below under the caption “—Definitions.” Certain other terms used in this summary are defined in the certificate of designations.

References to “we,” “us” and “our” in this section refer to Sabre Corporation only and not to any of its subsidiaries.

This “Description of Mandatory Convertible Preferred Stock” section supplements and, to the extent inconsistent therewith, supersedes the information in the accompanying prospectus under the caption “Description of Securities.”

Generally

Our certificate of incorporation authorizes us to issue up to 225,000,000 shares of preferred stock, $0.01 par value per share, in one or more series, and authorizes our board of directors to designate the preferences, rights and other terms of each series. As of the date of this prospectus supplement, no shares of preferred stock were outstanding. We will issue 3,000,000 shares (or, if the underwriters fully exercise their over-allotment option, 3,450,000 shares) of mandatory convertible preferred stock in this offering.

Subject to applicable law, we or our subsidiaries may directly or indirectly repurchase or otherwise acquire mandatory convertible preferred stock in the open market or otherwise, including through private or public tender or exchange offers, cash-settled swaps or other cash-settled derivatives, without the consent of, or notice to, holders. The certificate of designation requires us to promptly deliver to the transfer agent for cancellation all mandatory convertible preferred stock that we or our subsidiaries have purchased or otherwise acquired.

Transfer Agent, Registrar, Conversion Agent and Dividend Disbursing Agent

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock and will act as the initial transfer agent, registrar, conversion agent and dividend disbursing agent for the mandatory convertible preferred stock. However, we may change the transfer agent, registrar, dividend disbursing agent and conversion agent, and we or any of our subsidiaries may choose to act as registrar, dividend disbursing agent or conversion agent as well, without prior notice to the preferred stockholders.

Registered Holders

Absent manifest error, a person in whose name any share of mandatory convertible preferred stock is registered on the registrar’s books will be considered to be the holder of that share for all purposes, and only registered holders (which, in the case of mandatory convertible preferred stock held through DTC, will initially be DTC’s nominee, Cede & Co.) will have rights under our certificate of incorporation and certificate of designations as holders of the mandatory convertible preferred stock. In this section, we refer to the registered holders of the mandatory convertible preferred stock as “holders” of the mandatory convertible preferred stock or “preferred stockholders.”

The mandatory convertible preferred stock will initially be issued in global form, represented by one or more “global certificates” registered in the name of Cede & Co., as nominee of DTC, and DTC will act as the initial depositary for the mandatory convertible preferred stock. In limited circumstances, global certificates will be exchanged for “physical certificates” registered in the name of the applicable preferred stockholders. See “—Book Entry, Settlement and Clearance” for a definition of these terms and a description of certain DTC procedures that will be applicable to mandatory convertible preferred stock represented by global certificates.

Transfers and Exchanges

A preferred stockholder may transfer or exchange its mandatory convertible preferred stock at the office of the registrar in accordance with the terms of the certificate of designation. We, the transfer agent and the registrar may require the preferred stockholder to, among other things, deliver appropriate endorsements or transfer instruments as we or they may reasonably require. In addition, subject to the terms of the certificate of designations, we, the transfer agent and the registrar may refuse to register the transfer or exchange of any share of mandatory convertible preferred stock that is subject to conversion.

Listing

We intend to apply to list the mandatory convertible preferred stock on The Nasdaq Global Select Market under the symbol “SABRP.” If the listing is approved, we expect trading to commence within 30 days after the “initial issue date” (as defined below under the caption “—Definitions”). However, our listing application may not be approved. Moreover, even if the listing is approved, a liquid trading market for the mandatory convertible preferred stock may not develop, and the listing may be subsequently withdrawn. Accordingly, you may not be able to sell your mandatory convertible preferred stock at the times you wish to or at favorable prices, if at all.

Payments on the Mandatory Convertible Preferred Stock

We will pay (or cause the dividend disbursing agent to pay) all declared cash dividends or other cash amounts due on any mandatory convertible preferred stock represented by a global certificate by wire transfer of immediately available funds or otherwise in accordance with the applicable procedures of the depositary. We will pay (or cause the dividend disbursing agent to pay) all declared cash dividends or other cash amounts due on any mandatory convertible preferred stock represented by a physical certificate as follows:

•

if the aggregate “liquidation preference” (as defined below under the caption “—Definitions”) of the mandatory convertible preferred stock represented by such physical certificate is at least $5.0 million (or such lower amount as we may choose in our sole and absolute discretion) and the holder of such mandatory convertible preferred stock entitled to such cash dividend or amount has delivered to the dividend disbursing agent, no later than the time set forth below, a written request to receive payment by wire transfer to an account of such holder within the United States, by wire transfer of immediately available funds to such account; and

•	in all other cases, by check mailed to the address of such holder set forth in the register for the mandatory convertible preferred stock.

To be timely, a written request referred to in the first bullet point above must be delivered no later than the “close of business” (as defined below under the caption “—Definitions”) on the following date: (i) with respect to the payment of any declared cash dividend due on a dividend payment date for the mandatory convertible preferred stock, the immediately preceding regular record date; and (ii) with respect to any other payment, the date that is 15 calendar days immediately before the date such payment is due.

If the due date for a payment on any mandatory convertible preferred stock is not a “business day” (as defined below under the caption “—Definitions”), then such payment may be made on the immediately following business day and no interest, dividend or other amount will accrue or accumulate on such payment as a result of the related delay. Solely for purposes of the immediately preceding sentence, a day on which the applicable place of payment is authorized or required by law or executive order to close or be closed will be deemed not to be a “business day.”

Ranking

The mandatory convertible preferred stock will rank as follows:

•

senior to (i) “dividend junior stock” (as defined below under the caption “—Definitions”) with respect to the payment of dividends; and (ii) “liquidation junior stock” (as defined below under the caption “—Definitions”) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•

equally with (i) “dividend parity stock” (as defined below under the caption “—Definitions”) with respect to the payment of dividends; and (ii) “liquidation parity stock” (as defined below under the caption “—Definitions”) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•

junior to (i) “dividend senior stock” (as defined below under the caption “—Definitions”) with respect to the payment of dividends; and (ii) “liquidation senior stock” (as defined below under the caption “—Definitions”) with respect to the distribution of assets upon our liquidation, dissolution or winding up;

•	junior to our existing and future indebtedness; and

•	structurally junior to all existing and future indebtedness and other liabilities, including trade payables, and (to the extent we are not a holder thereof) capital stock of our subsidiaries.

As of June 30, 2020, we had approximately $4,686 million of consolidated indebtedness outstanding.

Dividends

Generally

The mandatory convertible preferred stock will accumulate cumulative dividends at a rate per annum equal to 6.50% (such rate per annum, the “stated dividend rate”) on the liquidation preference thereof, regardless of whether or not declared or funds are legally available for their payment. Subject to the other provisions described below, such dividends will be payable when, as and if declared by our “board of directors” (as defined below under the caption “—Definitions”), out of funds legally available for their payment to the extent paid in cash, quarterly in arrears on each “dividend payment date” (as defined below under the caption “—Definitions”) to the preferred stockholders of record as of the close of business on the “regular record date” (as defined below under the caption “—Definitions”) immediately preceding the applicable dividend payment date. Dividends on the mandatory convertible preferred stock will accumulate from, and including, the last date to which dividends have been paid (or, if no dividends have been paid, from, and including, the initial issue date) to, but excluding, the next dividend payment date, and dividends will cease to accumulate from and after September 1, 2023. No interest, dividend or other amount will accrue or accumulate on any dividend on the mandatory convertible preferred stock that is not declared or paid on the applicable dividend payment date.

Accumulated dividends will be computed on the basis of a 360-day year comprised of twelve 30-day months. If declared in full for payment in cash, the first scheduled dividend on the mandatory convertible preferred stock payable on December 1, 2020 will be approximately $1.7514 per share, assuming the initial issue date is August 24, 2020. Each subsequent scheduled quarterly dividend, if declared in full for payment in cash, will be $1.625 per share.

Declared dividends on the mandatory convertible preferred stock will be payable, at our election, in cash, shares of our common stock or a combination of cash and shares of our common stock, in the manner, and subject to the provisions, described below under the caption “—Method of Payment.” References in this “Description of Mandatory Convertible Preferred Stock” section to dividends “paid” on the mandatory convertible preferred stock, and any other similar language, will be deemed to include dividends paid thereon in shares of common stock in compliance with the provisions described in this “—Dividends” section.

Each payment of declared dividends on the mandatory convertible preferred stock will be applied to the earliest “dividend period” (as defined below under the caption “—Definitions”) for which dividends have not yet been paid.

Method of Payment

Generally

Each declared dividend on the mandatory convertible preferred stock will be paid in cash unless we elect, by providing written notice to each preferred stockholder no later than the 10th “scheduled trading day” (as defined below under the caption “—Definitions”) before the applicable dividend payment date, to pay all or any portion of such dividend in shares of our common stock. Such written notice must state the total dollar amount of the declared dividend per share of mandatory convertible preferred stock and the respective dollar portions thereof that will be paid in cash and in shares of our common stock. Any such election made in such written notice, once sent, will be irrevocable and will apply to all shares of mandatory convertible preferred stock then outstanding.

Dividends Paid Partially or Entirely in Shares of Common Stock

The number of shares of common stock payable in respect of any dollar amount of a declared dividend that we have duly elected to pay in shares of common stock will be (x) such dollar amount, divided by (y) the “dividend stock price” (as defined below under the caption “—Definitions”) for such dividend. However, in no event will the total number of shares of common stock issuable per share of mandatory convertible preferred stock as payment for a declared dividend exceed an amount equal to (x) the total dollar amount of such declared dividend per share of mandatory convertible preferred stock (including, for the avoidance of doubt, the portion thereof that we have not elected to pay in shares of common stock), divided by (y) the “floor price” (as defined below under the caption “—Definitions”) in effect on the last “VWAP trading day” (as defined below under the caption “—Definitions”) of the related “dividend stock price observation period” (as defined below under the caption “—Definitions”). If the dollar amount of such declared dividend per share of mandatory convertible preferred stock that we have duly elected to pay in shares of common stock exceeds the product of such dividend stock price and the number of shares of common stock delivered per share of mandatory convertible preferred stock in respect of such dividend, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay, on the relevant Dividend Payment Date, such excess amount in cash pro rata on all shares of mandatory convertible preferred stock then outstanding.

The initial floor price is $2.45 per share of common stock. The floor price will be subject to adjustment, as provided in its definition, whenever the “boundary conversion rates” (as defined below under the caption “—Definitions”) are adjusted pursuant to the provisions described below under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments.”

Payment of Cash in Lieu of any Fractional Share of Common Stock

Notwithstanding anything to the contrary in the provisions described above, in lieu of delivering any fractional share of common stock otherwise issuable as payment for all or any portion of a declared dividend that we have duly elected to pay in shares of common stock, we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, pay cash based on the “daily VWAP” (as defined below under the caption “—Definitions”) per share of our common stock on the last VWAP trading day of the relevant dividend stock price observation period.

When Preferred Stockholders Become Stockholders of Record of Shares of Common Stock Issued as Payment for a Declared Dividend

If we have duly elected to pay all or any portion of a declared dividend on any share of mandatory convertible preferred stock in shares of common stock, then such shares of common stock, when issued, will be registered in the name of the holder of such share of mandatory convertible preferred stock as of the close of business on the related regular record date, and such holder will be deemed to become the holder of record of such shares of common stock as of the close of business on the last VWAP trading day of the related dividend stock price observation period.

Settlement Delayed if Necessary to Calculate the Dividend Stock Price

If we have duly elected to pay all or any portion of a declared dividend in shares of common stock and the last VWAP trading day of the related dividend stock price observation period occurs on or after the related dividend payment date, then the payment of such declared dividend will be made on the business day immediately after such last VWAP trading day and no interest, dividend or other amount will accrue or accumulate as a result of the related delay.

Securities Laws Matters

If, in our reasonable judgment, the issuance of shares of common stock as payment for any declared dividend on the mandatory convertible preferred stock, or the resale of those shares by preferred stockholders or beneficial owners that are not, and have not at any time during the preceding three months been, an affiliate of ours for purposes of the Securities Act, requires registration under the Securities Act, then we will use our commercially reasonable efforts to:

•

file and cause there to become effective under the Securities Act a registration statement covering such issuance or covering such resales from time to time, pursuant to Rule 415 under the Securities Act, by such preferred stockholders or beneficial owners, as applicable; and

•

keep such registration statement effective under the Securities Act until all such shares are resold pursuant to such registration statement or are, or would be, eligible for resale without restriction, pursuant to Rule 144 under the Securities Act (or any successor rule), by preferred stockholders that are not, and have not at any time during the preceding three months been, an affiliate of ours.

In addition, we will use our commercially reasonable efforts to qualify or register such shares under applicable U.S. state securities laws, to the extent required in our reasonable judgment.

Treatment of Dividends Upon Conversion

If the “conversion date” (as defined below under the caption “—Definitions”) of any share of mandatory convertible preferred stock is after a regular record date for a declared dividend on the mandatory convertible preferred stock and on or before the next dividend payment date, then the holder of such share at the close of business on such regular record date will be entitled, notwithstanding such conversion, to receive, on or, at our election, before such dividend payment date, such declared dividend on such share.

Except as described in the preceding paragraph or below under the captions “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Mandatory Conversion—Unpaid Accumulated Dividend Amount,”

“—Early Conversion at the Option of the Preferred Stockholders—Unpaid Accumulated Dividend Amount” and “—Conversion During a Make-Whole Fundamental Change Conversion Period—Unpaid Accumulated Dividend Amount and Future Dividend Present Value Amount, dividends on any share of mandatory convertible preferred stock will cease to accumulate from and after the conversion date for such share.

Limitations on Our Ability to Pay Dividends

We may not have sufficient cash to pay dividends on the mandatory convertible preferred stock. In addition, applicable law (including the Delaware General Corporations Law), regulatory authorities and the agreements governing our indebtedness may restrict our ability to pay dividends on the mandatory convertible preferred. Similarly, statutory, contractual or other restrictions may limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us to enable us to pay cash dividends on the mandatory convertible preferred stock. See “Risk Factors—Risks Relating to the Mandatory Convertible Preferred Stock—We conduct a significant amount of our operations through our subsidiaries and will rely significantly on our subsidiaries to pay cash dividends on the mandatory convertible preferred stock” and “—We may not have sufficient funds to pay, or may choose not to pay, dividends on the mandatory convertible preferred stock. In addition, regulatory and contractual restrictions may prevent us from declaring or paying dividends.”

Priority of Dividends; Limitation on Junior Payments; No Participation Rights

Except as described below under “—Limitation on Dividends on Parity Stock” and “—Limitation on Junior Payments,” the certificate of designations will not prohibit or restrict us or our board of directors from declaring or paying any dividend or distribution (whether in cash, securities or other property, or any combination of the foregoing) on any class or series of our stock, and, unless such dividend or distribution is declared on the mandatory convertible preferred stock, the mandatory convertible preferred stock will not be entitled to participate in such dividend or distribution.

For purposes of the following two paragraphs, a dividend on the mandatory convertible preferred stock will be deemed to have been paid if such dividend is declared and consideration in kind and amount that is sufficient, in accordance with the certificate of designations, to pay such dividend is set aside for the benefit of the preferred stockholders entitled thereto.

Limitation on Dividends on Parity Stock

If:

•	less than all accumulated and unpaid dividends on the outstanding mandatory convertible preferred stock have been declared and paid as of any dividend payment date; or

•

our board of directors declares a dividend on the mandatory convertible preferred stock that is less than the total amount of unpaid dividends on the outstanding mandatory convertible preferred stock that would accumulate to, but excluding, the dividend payment date following such declaration, then, until and unless all accumulated and unpaid dividends on the outstanding mandatory convertible preferred stock have been paid, no dividends may be declared or paid on any class or series of dividend parity stock unless dividends are simultaneously declared on the mandatory convertible preferred stock on a pro rata basis, such that (i) the ratio of (x) the dollar amount of dividends so declared per share of mandatory convertible preferred stock to (y) the dollar amount of the total accumulated and unpaid dividends per share of mandatory convertible preferred stock immediately before the payment of such dividend is no less than (ii) the ratio of (x) the dollar amount of dividends so declared or paid per share of such class or series of dividend parity stock to (y) the dollar amount of the total accumulated and unpaid dividends per share of such class or series of dividend parity stock immediately before the payment of such dividend (which dollar amount in this clause (y) will, if dividends on such class or series of dividend parity stock are not cumulative, be the full amount of dividends per share thereof in respect of the most recent dividend period thereof).

Limitation on Junior Payments

If any mandatory convertible preferred stock is outstanding, then no dividends or distributions (whether in cash, securities or other property, or any combination of the foregoing) will be declared or paid on any of our “junior stock” (as defined below under the caption “—Definitions”), and neither we nor any of our “subsidiaries” (as defined below under the caption “—Definitions”) will purchase, redeem or otherwise acquire for value (whether in cash, securities or other property, or any combination of the foregoing) any of our junior stock, in each case unless all accumulated dividends on the mandatory convertible preferred stock then outstanding for all prior completed dividend periods, if any, have been paid in full. However, the restrictions described in the preceding sentence will not apply to the following:

•	dividends and distributions on junior stock that are payable solely in shares of junior stock, together with cash in lieu of any fractional share;

•

purchases, redemptions or other acquisitions of junior stock in connection with the administration of any benefit or other incentive plan of ours (including any employment contract) in the ordinary course of business, including (x) the forfeiture of unvested shares of restricted stock, or any withholdings (including withholdings effected by a repurchase or similar transaction), or other surrender, of shares that would otherwise be deliverable upon exercise, delivery or vesting of equity awards under any such plan or contract, in each case whether for payment of applicable taxes or the exercise price, or otherwise; (y) cash paid in connection therewith in lieu of issuing any fractional share; and (z) purchases of junior stock pursuant to a publicly announced repurchase plan to offset the dilution resulting from issuances pursuant to any such plan or contract; provided, however, that repurchases pursuant to this clause (z) will be permitted pursuant to the exception described in this bullet point only to the extent that the number of shares of junior stock so repurchased does not exceed the related “number of incremental diluted shares” (as defined below under the caption “—Definitions”);

•

purchases, or other payments in lieu of the issuance, of any fractional share of junior stock in connection with the conversion, exercise or exchange of such junior stock or of any securities convertible into, or exercisable or exchangeable for, junior stock;

•

(x) dividends and distributions of junior stock, or rights to acquire junior stock, pursuant to a stockholder rights plan; and (y) the redemption or repurchase of such rights pursuant to such stockholder rights plan;

•	purchases of junior stock pursuant to a binding contract (including a stock repurchase plan) to make such purchases, if such contract was in effect before the initial issue date;

•

the settlement of any convertible note hedge transactions or capped call transactions entered into in connection with the issuance, by us or any of our subsidiaries, of any debt securities that are convertible into, or exchangeable for, common stock (or into or for any combination of cash and common stock based on the value of the common stock); provided such convertible note hedge transactions or capped call transactions, as applicable, are on customary terms and were entered into in compliance with the provision described in the first sentence under this “—Limitation on Junior Payments” section;

•

the acquisition, by us or any of our subsidiaries, of record ownership of any junior stock solely on behalf of persons (other than us or any of our subsidiaries) that are the beneficial owners thereof, including as trustee or custodian; and

•	the exchange, conversion or reclassification of junior stock solely for or into other junior stock, together with the payment, in connection therewith, of cash in lieu of any fractional share.

For the avoidance of doubt, the provisions described in this “—Limitation on Junior Payments” section will not prohibit or restrict the payment or other acquisition for value of any debt securities that are convertible into, or exchangeable for, any junior stock.

Rights Upon Our Liquidation, Dissolution or Winding Up

If we liquidate, dissolve or wind up, whether voluntarily or involuntarily, then, subject to the rights of any of our creditors or holders of any outstanding liquidation senior stock, each share of mandatory convertible preferred stock will entitle the holder thereof to receive payment for the following amount out of our assets or funds legally available for distribution to our stockholders, before any such assets or funds are distributed to, or set aside for the benefit of, any liquidation junior stock:

•	the liquidation preference per share of mandatory convertible preferred stock, which is equal to $100.00 per share; and

•	all unpaid dividends that will have accumulated on such share to, but excluding, the date of such payment.

Upon payment of such amount in full on the outstanding mandatory convertible preferred stock, holders of the mandatory convertible preferred stock will have no rights to our remaining assets or funds, if any. If such assets or funds are insufficient to fully pay such amount on all outstanding shares of mandatory convertible preferred stock and the corresponding amounts payable in respect of all outstanding shares of liquidation parity stock, if any, then, subject to the rights of any of our creditors or holders of any outstanding liquidation senior stock, such assets or funds will be distributed ratably on the outstanding shares of mandatory convertible preferred stock and liquidation parity stock in proportion to the full respective distributions to which such shares would otherwise be entitled.

For purposes of the provisions described above in this “—Rights Upon Our Liquidation, Dissolution or Winding Up” section, our consolidation or combination with, or merger with or into, or the sale, lease or other transfer of all or substantially all of our assets (other than a sale, lease or other transfer in connection with our liquidation, dissolution or winding up) to, another person will not, in itself, constitute our liquidation, dissolution or winding up, even if, in connection therewith, the mandatory convertible preferred stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing.

We may have no assets or funds available for payment on the mandatory convertible preferred stock upon our liquidation, dissolution or winding up. See “Risk Factors—Risks Relating to the Mandatory Convertible Preferred Stock—The mandatory convertible preferred stock will be junior to our existing and future indebtedness and will be structurally junior to the liabilities of our subsidiaries.”

No Redemption at Our Option

We may not redeem the mandatory convertible preferred stock at our option.

Voting Rights

The mandatory convertible preferred stock will have no voting rights except as described below or as provided in our certificate of incorporation or required by the Delaware General Corporation Law.

Right to Designate Two Preferred Stock Directors Upon a Dividend Non-Payment Event

Generally

If a “dividend non-payment event” (as defined below under the caption “—Definitions”) occurs, then, subject to the other provisions described below, the authorized number of our directors will automatically increase by two and the preferred stockholders, voting together as a single class with the holders of each class or series of voting parity stock, if any, will have the right to elect two directors to fill such two new directorships at our next annual meeting of stockholders (or, if earlier, at a special meeting of our stockholders called for such purpose) and at each following annual meeting of our stockholders until such dividend non-payment event has been cured, at which time such right will terminate with respect to the mandatory convertible preferred stock until and unless a subsequent dividend non-payment event occurs. However, as a condition to the election of any such director, whom we refer to as a “preferred stock director,” such election must not cause us to violate any rule of any securities exchange or other trading facility on which any of our securities are then listed or qualified for trading requiring that a majority of our directors be independent. We refer to this condition as the “director qualification requirement.” In addition, our board of directors will at no time include more than two preferred stock directors. Upon the termination of such right with respect to the mandatory convertible preferred stock and all other outstanding voting parity stock, if any, the term of office of each person then serving as a preferred stock director will immediately and automatically terminate and the authorized number of our directors will automatically decrease by two.

Each preferred stock director will hold office until our next annual meeting of stockholders or, if earlier, upon his or her death, resignation or removal or the termination of the term of such office as described above.

Removal and Vacancies of the Preferred Stock Directors

At any time, each preferred stock director may be removed either (i) with cause in accordance with applicable law; or (ii) with or without cause by the affirmative vote of the preferred stockholders, voting together as a single class with the holders of each class or series of voting parity stock, if any, with similar voting rights that are then exercisable, representing a majority of the combined voting power of the mandatory convertible preferred stock and such voting parity stock.

During the continuance of a dividend non-payment event, a vacancy in the office of any preferred stock director (other than vacancies before the initial election of the preferred stock directors in connection with such dividend non-payment event) may be filled, subject to the director qualification requirement, by the remaining preferred stock director or, if there is no remaining preferred stock director or such vacancy resulted from the removal of a preferred stock director, by the affirmative vote of the preferred stockholders, voting together as a single class with the holders of each class or series of voting parity stock, if any, with similar voting rights that are then exercisable, representing a majority of the combined voting power of the mandatory convertible preferred stock and such voting parity stock.

The Right to Call A Special Meeting to Elect Preferred Stock Directors

During the continuance of a dividend non-payment event, the preferred stockholders, and holders of each class or series of voting parity stock, if any, with similar voting rights that are then exercisable, representing at least 25% of the combined voting power of the mandatory convertible preferred stock and such voting parity stock will have the right to call a special meeting of stockholders for the election of preferred stock directors (including an election to fill any vacancy in the office of any preferred stock director). Such right may be exercised by written notice, executed by such preferred stockholders and holders, as applicable, delivered to us at our principal executive offices (except that, in the case of any global certificate representing the mandatory convertible preferred stock or such voting parity stock, such notice must instead comply with the applicable “depositary procedures” (as defined below under the caption “—Definitions”)). However, if our next annual or special meeting of stockholders is scheduled to occur within 90 days after such right is exercised, and we are otherwise permitted to conduct such election at such next annual or special meeting, then such election will instead be included in the agenda for, and conducted at, such next annual or special meeting.

Voting and Consent Rights with Respect to Specified Matters

Subject to the other provisions described below, while any mandatory convertible preferred stock is outstanding, each following event will require, and cannot be effected without, the affirmative vote or consent of preferred stockholders, and holders of each class or series of voting parity stock, if any, with similar voting or consent rights with respect to such event, representing at least two thirds of the combined outstanding voting power of the mandatory convertible preferred stock and such voting parity stock, if any:

(1)

any amendment or modification of our certificate of incorporation to authorize or create, or to increase the authorized number of shares of, any class or series of dividend senior stock or liquidation senior stock;

(2)

any amendment, modification or repeal of any provision of our certificate of incorporation or the certificate of designations that adversely affects the rights, preferences or voting powers of the mandatory convertible preferred stock (other than an amendment, modification or repeal permitted by the provisions described below under the caption “—Certain Amendments Permitted Without Consent”); or

(3)

our consolidation or combination with, or merger with or into, another person, or any binding or statutory share exchange or reclassification involving the mandatory convertible preferred stock, in each case unless:

(a)

the mandatory convertible preferred stock either (i) remains outstanding after such consolidation, combination, merger, share exchange or reclassification; or (ii) is converted or reclassified into, or is exchanged for, or represents solely the right to receive, preference securities of the continuing, resulting or surviving person of such consolidation, combination, merger, share exchange or reclassification, or the parent thereof; and

(b)

the mandatory convertible preferred stock that remains outstanding or such preference securities, as applicable, have rights, preferences and voting powers that, taken as a whole, are not materially less favorable to the holders thereof than the rights, preferences and voting powers, taken as a whole, of the mandatory convertible preferred stock immediately before the consummation of such consolidation, combination, merger, share exchange or reclassification.

However, a consolidation, combination, merger, share exchange or reclassification that satisfies the requirements of clauses (a) and (b) of paragraph (3) above will not require any vote or consent pursuant to paragraph (1) or (2) above. In addition, each of the following will be deemed not to adversely affect the rights, preferences or voting powers of the mandatory convertible preferred stock (or cause any of the rights, preferences or voting powers of any such preference securities to be materially less favorable as described above) and will not require any vote or consent pursuant to any of the preceding clauses (1), (2) or (3):

•	any increase in the number of the authorized but unissued shares of our undesignated preferred stock;

•	any increase in the number of authorized or issued shares of mandatory convertible preferred stock;

•	the creation and issuance, or increase in the authorized or issued number, of any class or series of stock that is neither dividend senior stock nor liquidation senior stock; and

•

the application of the provisions described below under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Effect of Common Stock Change Event,” including the execution and delivery of any supplemental instruments described under such caption solely to give effect to such provisions.

If any event described in paragraphs (1), (2) or (3) above would adversely affect the rights, preferences or voting powers of one or more, but not all, classes or series of voting parity stock (which term, solely for these purposes, includes the mandatory convertible preferred stock), then those classes or series whose rights, preferences or voting powers would not be adversely affected will be deemed not to have voting or consent rights with respect to such event. Furthermore, an amendment, modification or repeal described in paragraph (2) above that adversely affects the special rights, preferences or voting powers of the mandatory convertible preferred stock cannot be effected without the affirmative vote or consent of preferred stockholders, voting separately as a class, of at least two thirds of the mandatory convertible preferred stock then outstanding.

Certain Amendments Permitted Without Consent

Notwithstanding anything to the contrary described in paragraph (2) above under the caption “—Voting and Consent Rights with Respect to Specified Matters,” we may amend, modify or repeal any of the terms of the mandatory convertible preferred stock without the vote or consent of any preferred stockholder to:

•

cure any ambiguity or correct any omission, defect or inconsistency in the certificate of designations or the certificates representing the mandatory convertible preferred stock, including the filing of a certificate of correction, or a corrected instrument, pursuant to Section 103(f) of the Delaware General Corporation Law in connection therewith;

•

conform the provisions of the certificate of designations or the certificates representing the mandatory convertible preferred stock to this “Description of Mandatory Convertible Preferred Stock” section, as supplemented by the related pricing term sheet; or

•

make any other change to our certificate of incorporation, the certificate of designations or the certificates representing the mandatory convertible preferred stock that does not, individually or in the aggregate with all other such changes, adversely affect the rights of any preferred stockholder (other than preferred stockholders that have consented to such change), as such, in any material respect.

Procedures for Voting and Consents

If any vote or consent of the preferred stockholders will be held or solicited, including at a regular annual meeting or a special meeting of stockholders, then our board of directors will adopt customary rules and procedures at its discretion to govern such vote or consent, subject to the other provisions described in this section. Such rules and procedures may include fixing a record date to determine the preferred stockholders (and, if applicable, holders of voting parity stock) that are entitled to vote or provide consent, as applicable, rules governing the solicitation and use of proxies or written consents and customary procedures for the nomination and designation, by preferred stockholders (and, if applicable, holders of voting parity stock), of preferred stock directors for election. Without limiting the foregoing, the persons calling any special meeting of stockholders pursuant to the provisions described above under “—Right to Designate Two Preferred Stock Directors Upon a Dividend Non-Payment Event—The Right to Call A Special Meeting to Elect Preferred Stock Directors” will, at their election, be entitled to specify one or more preferred stock director nominees in the notice referred to in such section, if such special meeting is scheduled to include the election of any preferred stock director (including an election to fill any vacancy in the office of any preferred stock director).

Each share of mandatory convertible preferred stock will be entitled to one vote on each matter on which the holders of the mandatory convertible preferred stock are entitled to vote separately as a class and not together with the holders of any other class or series of stock. The respective voting powers of the mandatory convertible preferred stock and all classes or series of voting parity stock entitled to vote on any matter together as a single class will be determined (including for purposes of determining whether a plurality, majority or other applicable portion of votes has been obtained) in proportion to their respective liquidation amounts. Solely for these purposes, the liquidation amount of the mandatory convertible preferred stock or any such class or series of voting parity stock will be the maximum amount payable in respect of the mandatory convertible preferred stock or such class or series, as applicable, assuming we are liquidated on the record date for the applicable vote or consent (or, if there is no record date, on the date of such vote or consent).

At any meeting in which the mandatory convertible preferred stock (and, if applicable, any class or series of voting parity stock) is entitled to elect any preferred stock director (including to fill any vacancy in the office of any preferred stock director), the presence, in person or by proxy, of holders of mandatory convertible preferred stock (and, if applicable, holders of each such class or series) representing a majority of the outstanding voting power of the mandatory convertible preferred stock (and, if applicable, each such class or series) will constitute a quorum. The affirmative vote of a plurality of the outstanding voting power of the mandatory convertible preferred stock (and, if applicable, each such class or series) cast at such a meeting at which a quorum is present will be sufficient to elect the preferred stock director(s).

A consent or affirmative vote of the preferred stockholders pursuant to the provisions described above under the caption “—Voting and Consent Rights with Respect to Specified Matters” may be given or obtained either in writing without a meeting or in person or by proxy at a regular annual meeting or a special meeting of stockholders.

Conversion Provisions of the Mandatory Convertible Preferred Stock

Generally

The mandatory convertible preferred stock will be convertible into shares of our common stock (together, if applicable, with cash in lieu of any fractional share of common stock and, in certain circumstances, cash in payment for certain dividends on the mandatory convertible preferred stock) in the manner described below. In no event will any preferred stockholder be entitled to convert a number of shares of mandatory convertible preferred stock that is not a whole number.

Mandatory Conversion

Generally

Unless previously converted, each outstanding share of mandatory convertible preferred stock will automatically convert, for settlement on the “mandatory conversion settlement date” (as defined below under the caption “—Definitions”), at the “mandatory conversion rate” (as defined below under the caption “—Definitions”). We refer to such an automatic conversion as a “mandatory conversion.” The mandatory conversion settlement date is scheduled to occur on September 1, 2023.

Calculation of the Mandatory Conversion Rate

The mandatory conversion rate will be determined based on the average of the daily VWAPs for each VWAP trading day in the “mandatory conversion observation period,” which is the 20 consecutive VWAP trading days beginning on, and including, the 21st scheduled trading day immediately before September 1, 2023. We refer to this average as the “mandatory conversion stock price.”

As more fully set forth in its definition, the mandatory conversion rate will generally be as follows:

Mandatory Conversion Stock Price		Mandatory Conversion Rate

Equal to or greater than the maximum conversion price	g	The minimum conversion rate

Less than the maximum conversion price, but greater than the minimum conversion price	g	An amount (rounded to the nearest fourth decimal place) equal to (x) $100.00, divided by (y) mandatory conversion stock price

Equal to or less than the minimum conversion price	g	The maximum conversion rate

Accordingly, the mandatory conversion rate will be no less than the “minimum conversion rate” and no more than the “maximum conversion rate” (each, as defined below under the caption “—Definitions”), which are initially 11.9048 and 14.2857 shares of common stock, respectively, per share of mandatory convertible preferred stock. Each of the minimum conversion rate and the maximum conversion rate, which we refer to collectively as the “boundary conversion rates,” is subject to adjustment pursuant to the provisions described below under the caption “—Boundary Conversion Rate Adjustments.”

The initial “minimum conversion price” and “maximum conversion price” (each, as defined below under the caption “—Definitions”) are $7.00 and $8.40, respectively, and the initial maximum conversion price represents a premium of approximately 20% over the initial minimum conversion price. Each of the minimum conversion price and the maximum conversion price, which we refer to collectively as the “boundary conversion prices,” will be subject to adjustment, as provided in their respective definitions, whenever the boundary conversion rates are adjusted pursuant to the provisions described below under the caption “—Boundary Conversion Rate Adjustments.”

The table below presents the mandatory conversion rates that would apply for a series of hypothetical mandatory conversion stock prices, based on the initial boundary conversion rates. Also presented in the table below is the assumed conversion value per share of mandatory convertible preferred stock at each mandatory conversion rate, which is calculated as the product of such mandatory conversion rate and the applicable mandatory conversion stock price. The table below is for illustrative purposes only, and the actual mandatory conversion stock price, mandatory conversion rate and conversion value will be determined at the end of the mandatory conversion observation period.

Hypothetical Mandatory Conversion Stock Price	Mandatory Conversion Rate	Assumed Conversion Value per Share of Mandatory Convertible Preferred Stock
$ 2.00	14.2857	$ 28.57
$ 4.00	14.2857	$ 57.14
$ 7.00	14.2857	$100.00
$ 7.50	13.3333	$100.00
$ 8.40	11.9048	$100.00
$10.00	11.9048	$119.05
$15.00	11.9048	$178.57
$20.00	11.9048	$238.10
$30.00	11.9048	$357.14
$40.00	11.9048	$476.19
$50.00	11.9048	$595.24
$60.00	11.9048	$714.29

As shown in the table above, the assumed conversion value per share of mandatory convertible preferred stock will (i) exceed the liquidation preference per share of mandatory convertible preferred stock if the mandatory conversion price exceeds the maximum conversion price; (ii) equal the liquidation preference per share of mandatory convertible preferred stock if the mandatory conversion price is between the minimum conversion price and the maximum conversion price; and (iii) be less than the liquidation preference per share of mandatory convertible preferred stock if the mandatory conversion price is less than the minimum conversion price. In addition, if the trading price of our common stock at the time we settle any mandatory conversion is less than the applicable mandatory conversion stock price, then the actual conversion value at the time of settlement will be less than the assumed conversion values illustrated in the table above.

Unpaid Accumulated Dividend Amount

If, as of the conversion date for the mandatory conversion any share of mandatory convertible preferred stock, an “unpaid accumulated dividend amount” (as defined below under the caption “—Definitions”) exists for such share, then the conversion rate applicable to such conversion will be increased by a number of shares (rounded to the nearest fourth decimal place) equal to (i) such unpaid accumulated dividend amount, divided by (ii) the greater of (x) the floor price in effect on such conversion date; and (y) the “dividend make-whole stock price” (as defined below under the caption “—Definitions”) for such conversion. However, if such unpaid accumulated dividend amount exceeds the product of such dividend make-whole stock price and such number of shares added to the mandatory conversion rate, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay such excess amount in cash to the holder of such share of mandatory convertible preferred stock being converted (and, if we declare less than all of such excess for payment, then such payment will be made pro rata on all shares to be converted pursuant to a mandatory conversion).

Early Conversion at the Option of the Preferred Stockholders

Generally

Preferred stockholders will have the right to convert all or any portion of their shares of mandatory convertible preferred stock at any time until the close of business on the mandatory conversion date, at the minimum conversion rate. We refer to such a conversion at the option of the preferred stockholders as an “early conversion.” However, if the conversion date for any early conversion occurs during a “make-whole fundamental change conversion period” (as defined below under the caption “—Definitions”), which we refer to as a “make-whole fundamental change conversion,” then such early conversion will be at the “make-whole fundamental change conversion rate” (as defined below under the caption “—Conversion During a Make-Whole Fundamental Change Conversion Period”) instead of the minimum conversion rate.

Unpaid Accumulated Dividend Amount

If, as of the conversion date for the early conversion of any share of mandatory convertible preferred stock, other than a make-whole fundamental change conversion, an unpaid accumulated dividend amount exists for such share, then the conversion rate applicable to such conversion will be increased by a number of shares (rounded to the nearest fourth decimal place) equal to (i) such unpaid accumulated dividend amount, divided by (ii) the greater of (x) the floor price in effect on such conversion date; and (y) the dividend make-whole stock price for such conversion. If such unpaid accumulated dividend amount exceeds the product of such dividend make-whole stock price and such number of shares added to the mandatory conversion rate, then we will have no obligation to pay such excess in cash or any other consideration.

Conversion During a Make-Whole Fundamental Change Conversion Period

Generally

If a “make-whole fundamental change” (as defined below under the caption “—Definitions”) occurs and the conversion date for the early conversion of any share of mandatory convertible preferred stock occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described below, such early conversion will be settled at the conversion rate (the “make-whole fundamental change conversion rate”) set forth in the table below corresponding (after interpolation as described below) to the effective date and the “make-whole fundamental change stock price” (as defined below under the caption “—Definitions”) of such make-whole fundamental change:

	Make-Whole Fundamental Change Stock Price
Effective Date	$2.00	$4.00	$7.00	$7.50	$8.40	$10.00	$15.00	$20.00	$30.00	$40.00	$50.00	$60.00
August 24, 2020	13.0540	12.6480	12.3320	12.2935	12.2302	12.1361	11.9600	11.8852	11.8349	11.8218	11.8178	11.8165
September 1, 2021	13.3930	12.9230	12.4921	12.4357	12.3429	12.2035	11.9470	11.8704	11.8524	11.8477	11.8462	11.8457
September 1, 2022	13.9285	13.4245	12.7463	12.6471	12.4840	12.2499	11.9249	11.8784	11.8751	11.8751	11.8750	11.8750
September 1, 2023	14.2857	14.2857	14.2857	13.3333	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048	11.9048

If such effective date or make-whole fundamental change stock price is not set forth in the table above, then:

•

if such make-whole fundamental change stock price is between two prices in the table above or the effective date is between two dates in the table above, then the make-whole fundamental change conversion rate will be determined by straight-line interpolation between the make-whole fundamental change conversion rates set forth for the higher and lower prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable;

•

if the make-whole fundamental change stock price is greater than $60.00 (subject to adjustment in the same manner as the make-whole fundamental change stock prices set forth in the column headings of the table above are adjusted, as described below under the caption “—Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates”) per share, then the make-whole fundamental change conversion rate will be the minimum conversion rate in effect on the relevant conversion date; and

•

if the make-whole fundamental change stock price is less than $2.00 (subject to adjustment in the same manner) per share, then the make-whole fundamental change conversion rate will be the maximum conversion rate in effect on the relevant conversion date.

Adjustment of Make-Whole Fundamental Change Stock Prices and Conversion Rates

Whenever the minimum conversion rate is adjusted pursuant to the provisions described below under the caption “—Boundary Conversion Rate Adjustments—Generally,” each make-whole fundamental change stock price in the first row (i.e., the column headers) of the table above will be automatically adjusted at the same time by multiplying such make-whole fundamental change stock price by a fraction whose numerator is the minimum conversion rate immediately before such adjustment and whose denominator is the minimum conversion rate immediately after such adjustment. The make-whole fundamental change conversion rates in the table above will be adjusted in the same manner as, and at the same time and for the same events for which, the boundary conversion rates are adjusted pursuant to the provisions described below under the caption “—Boundary Conversion Rate Adjustments—Generally.”

Unpaid Accumulated Dividend Amount and Future Dividend Present Value Amount

If any share of mandatory convertible preferred stock is to be converted pursuant to a make-whole fundamental change conversion and, as of the effective date of the relevant make-whole fundamental change, an unpaid accumulated dividend amount exists for such share, then we will pay such unpaid accumulated dividend amount upon settlement of such conversion, in the manner, and subject to the provisions, described below. In addition, if a “future dividend present value amount” (as defined below under the caption “—Definitions”) exists for such share as of such effective date, then we will also pay such future dividend present value amount upon such settlement, in the manner, and subject to the provisions, described below.

Each of the unpaid accumulated dividend amount and the future dividend present value amount will be paid in cash, to the extent we are legally able to do so, unless we elect to pay all or any portion thereof in shares of our common stock. To make such an election, the notice of such make-whole fundamental change that we provide pursuant to the provisions described below under the caption “—Notice of the Make-Whole Fundamental Change” must be sent no later than the effective date of the make-whole fundamental change and must state such election and specify the respective dollar amounts of the unpaid accumulated dividend amount or future dividend present value amount, as applicable, per share of mandatory convertible preferred stock that will be paid in cash and in shares of our common stock. Any such election made in such make-whole fundamental change notice, once sent, will be irrevocable and will apply to all conversions of the mandatory convertible preferred stock with a conversion date occurring during the related make-whole fundamental change conversion period. However, to the extent that we are not legally able to pay any portion of the unpaid accumulated dividend amount or the future dividend present value amount in cash, we will elect to pay the same in shares of our common stock.

If we duly elect to pay all or any portion of the unpaid accumulated dividend amount or future dividend present value amount relating to a make-whole fundamental change conversion in shares of common stock, then:

•

the conversion rate applicable to such conversion will be increased by a number of shares (rounded to the nearest fourth decimal place) equal to (i) the dollar amount of such unpaid accumulated dividend amount or future dividend present value amount, as applicable, to be paid in shares of common stock, divided by (ii) the greater of (x) the floor price in effect on the conversion date for such conversion; and (y) the dividend make-whole stock price for such conversion; and

•

if the dollar amount of such unpaid accumulated dividend amount or future dividend present value amount, as applicable, to be paid in shares of common stock exceeds the product of such dividend make-whole stock price and such number of shares added to the make-whole fundamental change conversion rate in respect thereof, then we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, declare and pay such excess amount in cash to the holders of the relevant mandatory convertible preferred stock being converted (and, if we declare less than all of such excess for payment, then such payment will be made pro rata on all shares to be converted with a conversion date occurring during the related make-whole fundamental change conversion period).

Our obligation to pay the future dividend present value amount (whether in cash or by increasing the make-whole fundamental change conversion rate) in connection with a make-whole fundamental change could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness and equitable remedies.

Notice of the Make-Whole Fundamental Change

No later than the business day after the effective date of any make-whole fundamental change, we will provide notice to the preferred stockholders of such make-whole fundamental change. Such notice will also include certain addition information set forth in the certificate of designations, including the following:

•

a brief description of the preferred stockholders’ right to convert their shares of mandatory convertible preferred stock at the make-whole fundamental change conversion rate and, if applicable, to receive the unpaid accumulated dividend amount and the future dividend present value amount;

•	the make-whole fundamental change conversion period;

•	the make-whole fundamental change conversion rate; and

•

the unpaid accumulated dividend amount and future dividend present value amount per share of mandatory convertible preferred stock, including the dollar amounts thereof that we have elected to pay in cash or in shares of our common stock.

If we do not provide such notice by the business day after such effective date, then the last day of the related make-whole fundamental change conversion period will be extended by the number of days from, and including, the business day after such effective date to, but excluding, the date we provide the notice.

Conversion Procedures

Mandatory Conversion

Mandatory conversion will occur automatically, and without the need for any action on the part of the preferred stockholders, for all shares of mandatory convertible preferred stock that remain outstanding as of the mandatory conversion date. The shares of common stock due upon mandatory conversion of any mandatory convertible preferred stock will be registered in the name of, and, if applicable, the cash due upon conversion will be delivered to, the holder of such mandatory convertible preferred stock as of the close of business on the mandatory conversion date.

Make-Whole Fundamental Change Conversions and Other Early Conversions

To convert a beneficial interest in a global certificate pursuant to an early conversion (including a make-whole fundamental change conversion), the owner of the beneficial interest must:

•	comply with the depositary procedures for converting the beneficial interest (at which time such conversion will become irrevocable); and

•	if applicable, pay any documentary or other taxes as described below.

To convert any share of mandatory convertible preferred stock represented by a physical certificate pursuant to an early conversion (including a make-whole fundamental change conversion), the holder of such share must:

•	complete, manually sign and deliver to the conversion agent the conversion notice attached to such physical certificate or a facsimile of such conversion notice;

•	deliver such physical certificate to the conversion agent (at which time such conversion will become irrevocable);

•	furnish any endorsements and transfer documents that we or the conversion agent may require; and

•	if applicable, pay any documentary or other taxes as described below.

We refer to the first business day on which the requirements described above to convert a share of mandatory convertible preferred stock are satisfied as the “early conversion date.”

Mandatory convertible preferred stock may be surrendered for early conversion (including a make-whole fundamental change conversion) only after the “open of business” (as defined below under the caption “—Definitions”) and before the close of business on a day that is a business day.

Settlement upon Conversion

Generally

Subject to the provisions described below under the caption “—Payment of Cash in Lieu of any Fractional Share of Common Stock,” we will pay or deliver, as applicable, the following consideration for each share of mandatory convertible preferred stock to be converted:

•

a number of shares of our common stock equal to the “applicable conversion rate” (as defined below under the caption “—Definitions”) in effect immediately before the close of business on the conversion date for such conversion; and

•	to the extent applicable, the cash due in respect of any unpaid accumulated dividend amount or future dividend present value amount on such share.

We will pay or deliver, as applicable, such consideration on or before the second business day immediately after such conversion date.

Payment of Cash in Lieu of any Fractional Share of Common Stock

In lieu of delivering any fractional share of common stock otherwise due upon conversion, we will, to the extent we are legally able to do so and permitted under the terms of our indebtedness for borrowed money, pay cash based on the “last reported sale price” (as defined below under the caption “—Definitions”) per share of our common stock on the conversion date for such conversion (or, if such conversion date is not a “trading day” (as defined below under the caption “—Definitions”), the immediately preceding trading day).

Treatment of Accumulated Dividends upon Conversion

Except as described above under the captions “—Mandatory Conversion—Unpaid Accumulated Dividend Amount,” “—Early Conversion at the Option of the Preferred Stockholders—Unpaid Accumulated Dividend Amount” and “—Conversion During a Make-Whole Fundamental Change Conversion Period—Unpaid Accumulated Dividend Amount and Future Dividend Present Value Amount,” we will not adjust the conversion rate to account for any accumulated and unpaid dividends on any mandatory convertible preferred stock being converted.

If the conversion date of any share of mandatory convertible preferred stock to be converted is after a regular record date for a declared dividend on the mandatory convertible preferred stock and on or before the next dividend payment date, then such dividend will be paid pursuant to the provisions described above under the caption “—Dividends—Treatment of Dividends Upon Conversion” notwithstanding such conversion.

When Converting Preferred Stockholders Become Stockholders of Record of the Shares of Common Stock Issuable Upon Conversion

The person in whose name any share of common stock is issuable upon conversion of any mandatory convertible preferred stock will be deemed to become the holder of record of that share as of the close of business on the conversion date for such conversion.

Boundary Conversion Rate Adjustments

Generally

Each boundary conversion rate will be adjusted for the events described below. However, we are not required to adjust the boundary conversion rates for these events (other than a stock split or combination or a tender or exchange offer) if each preferred stockholder participates, at the same time and on the same terms as holders of our common stock, and solely by virtue of being a holder of the mandatory convertible preferred stock, in such transaction or event without having to convert such preferred stockholder’s mandatory convertible preferred stock and as if such preferred stockholder held a number of shares of our common stock equal to the product of (i) the maximum conversion rate in effect on the related record date; and (ii) the total number of shares of mandatory convertible preferred stock held by such preferred stockholder on such record date.

(1)

Stock Dividends, Splits and Combinations. If we issue solely shares of our common stock as a dividend or distribution on all or substantially all shares of our common stock, or if we effect a stock split or a stock combination of our common stock (in each case excluding an issuance solely pursuant to a common stock change event, as to which the provisions described below under the caption “—Effect of Common Stock Change Event” will apply), then each boundary conversion rate will be adjusted based on the following formula:

CR1 = CR0 ×	OS1
OS0

where:

CR0 =

such boundary conversion rate in effect immediately before the close of business on the “record date” (as defined below under the caption “—Definitions”) for such dividend or distribution, or immediately before the open of business on the effective date of such stock split or stock combination, as applicable;

CR1 =	such boundary conversion rate in effect immediately after the close of business on such record date or the open of business on such effective date, as applicable;

OS0 =

the number of shares of our common stock outstanding immediately before the close of business on such record date or effective date, as applicable, without giving effect to such dividend, distribution, stock split or stock combination; and

OS1 =	the number of shares of our common stock outstanding immediately after giving effect to such dividend, distribution, stock split or stock combination.

If any dividend, distribution, stock split or stock combination of the type described in this paragraph (1) is declared or announced, but not so paid or made, then each boundary conversion rate will be readjusted, effective as of the date our board of directors determines not to pay such dividend or distribution or to effect such stock split or stock combination, to the applicable boundary conversion rate that would then be in effect had such dividend, distribution, stock split or stock combination not been declared or announced.

(2)

Rights, Options and Warrants. If we distribute, to all or substantially all holders of our common stock, rights, options or warrants (other than rights issued or otherwise distributed pursuant to a stockholder rights plan, as to which the provisions described below in paragraph (3)(a) and under the caption “—Stockholder Rights Plans” will apply) entitling such holders, for a period of not more than 60 calendar days after the record date of such distribution, to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date such distribution is announced, then each boundary conversion rate will be increased based on the following formula:

CR1 = CR0 ×	OS + X
OS + Y

where:

CR0	=	such boundary conversion rate in effect immediately before the close of business on such record date;

CR1	=	such boundary conversion rate in effect immediately after the close of business on such record date;

OS	=	the number of shares of our common stock outstanding immediately before the close of business on such record date;

X	=	the total number of shares of our common stock issuable pursuant to such rights, options or warrants; and

Y	=	a number of shares of our common stock obtained by dividing (x) the aggregate price payable to exercise such rights, options or warrants by (y) the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date such distribution is announced.

To the extent such rights, options or warrants are not so distributed, each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the increase to such boundary conversion rate for such distribution been made on the basis of only the rights, options or warrants, if any, actually distributed. In addition, to the extent that shares of our common stock are not delivered after the expiration of such rights, options or warrants (including as a result of such rights, options or warrants not being exercised), each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the increase to such boundary conversion rate for such distribution been made on the basis of delivery of only the number of shares of our common stock actually delivered upon exercise of such rights, option or warrants.

For purposes of this paragraph (2), in determining whether any rights, options or warrants entitle holders of our common stock to subscribe for or purchase shares of our common stock at a price per share that is less than the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the date the distribution of such rights, options or warrants is announced, and in determining the aggregate price payable to exercise such rights, options or warrants, there will be taken into account any consideration we receive for such rights, options or warrants and any amount payable on exercise thereof, with the value of such consideration, if not cash, to be determined by our board of directors.

(3)	Spin-Offs and Other Distributed Property.

(a)

Distributions Other than Spin-Offs. If we distribute shares of our “capital stock” (as defined below under the caption “—Definitions”), evidences of our indebtedness or other assets or property of ours, or rights, options or warrants to acquire our capital stock or other securities, to all or substantially all holders of our common stock, excluding:

•	dividends, distributions, rights, options or warrants for which an adjustment to the boundary conversion rates is required pursuant to paragraph (1) or (2) above;

•	dividends or distributions paid exclusively in cash for which an adjustment to the boundary conversion rates is required pursuant to paragraph (4) below;

•	rights issued or otherwise distributed pursuant to a stockholder rights plan, except to the extent provided below under the caption “—Stockholder Rights Plans”;

•	spin-offs for which an adjustment to the boundary conversion rates is required pursuant to paragraph (3)(b) below;

•	a distribution solely pursuant to a tender offer or exchange offer for shares of our common stock, as to which the provisions described below in paragraph (5) will apply; and

•	a distribution solely pursuant to a common stock change event, as to which the provisions described below under the caption “—Effect of Common Stock Change Event” will apply,

then each boundary conversion rate will be increased based on the following formula:

CR1 = CR0 ×	SP
SP – FMV

where:

CR0 =	such boundary conversion rate in effect immediately before the close of business on the record date for such distribution;

CR1 =	such boundary conversion rate in effect immediately after the close of business on such record date;

SP =

the average of the last reported sale prices per share of our common stock for the 10 consecutive trading days ending on, and including, the trading day immediately before the “ex-dividend date” (as defined below under the caption “—Definitions”) for such distribution; and

FMV =

the fair market value (as determined by our board of directors), as of such record date, of the shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants distributed per share of our common stock pursuant to such distribution.

However, if FMV is equal to or greater than SP, then, in lieu of the foregoing adjustment to each boundary conversion rate, each preferred stockholder will receive, for each share of mandatory convertible preferred stock held by such preferred stockholder on such record date, at the same time and on the same terms as holders of our common stock, the amount and kind of shares of capital stock, evidences of indebtedness, assets, property, rights, options or warrants that such preferred stockholder would have received in such distribution if such preferred stockholder had owned, on such record date, a number of shares of our common stock equal to the maximum conversion rate in effect on such record date.

To the extent such distribution is not so paid or made, each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the adjustment been made on the basis of only the distribution, if any, actually made or paid.

(b)

Spin-Offs. If we distribute or dividend shares of capital stock of any class or series, or similar equity interests, of or relating to an “affiliate” (as defined below under the caption “—Definitions”) or subsidiary or other business unit of ours to all or substantially all holders of our common stock (other than solely pursuant to (x) a common stock change event, as to which the provisions described below under the caption

“—Effect of Common Stock Change Event” will apply; or (y) a tender offer or exchange offer for shares of our common stock, as to which the provisions described below in paragraph (5) will apply), and such capital stock or equity interests are listed or quoted (or will be listed or quoted upon the consummation of the transaction) on a U.S. national securities exchange (a “spin-off”), then each boundary conversion rate will be increased based on the following formula:

CR1 = CR0 ×	FMV + SP
SP

where:

CR0 =	such boundary conversion rate in effect immediately before the close of business on the last trading day of the “spin-off valuation period” (as defined below) for such spin-off;

CR1 =	such boundary conversion rate in effect immediately after the close of business on the last trading day of the spin-off valuation period;

FMV =

the product of (x) the average of the last reported sale prices per share or unit of the capital stock or equity interests distributed in such spin-off over the 10 consecutive trading day period (the “spin-off valuation period”) beginning on, and including, the ex-dividend date for such spin-off (such average to be determined as if references to our common stock in the definitions of “last reported sale price,” “trading day” and “market disruption event” were instead references to such capital stock or equity interests); and (y) the number of shares or units of such capital stock or equity interests distributed per share of our common stock in such spin-off; and

SP =	the average of the last reported sale prices per share of our common stock for each trading day in the spin-off valuation period.

Notwithstanding anything to the contrary, if the conversion date for any share of mandatory convertible preferred stock to be converted occurs during the spin-off valuation period, then, solely for purposes of determining the consideration due in respect of such conversion, such spin-off valuation period will be deemed to consist of the trading days occurring in the period from, and including, the ex-dividend date for such spin-off to, and including, such conversion date.

To the extent any dividend or distribution of the type described above in this paragraph (3)(b) is declared but not made or paid, each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(4)

Cash Dividends or Distributions. If any cash dividend or distribution is made to all or substantially all holders of our common stock, then each boundary conversion rate will be increased based on the following formula:

CR1 = CR0 ×	SP
SP–D

where:

CR0 =	such boundary conversion rate in effect immediately before the close of business on the record date for such dividend or distribution;

CR1 =	such boundary conversion rate in effect immediately after the close of business on such record date;

SP =	the last reported sale price per share of our common stock on the trading day immediately before the ex-dividend date for such dividend or distribution; and

D =	the cash amount distributed per share of our common stock in such dividend or distribution.

However, if D is equal to or greater than SP, then, in lieu of the foregoing adjustment to the boundary conversion rates, each preferred stockholder will receive, for each share of mandatory convertible preferred stock held by such preferred stockholder on such record date, at the same time and on the same terms as holders of our common stock, the amount of cash that such preferred stockholder would have received in such dividend or distribution if such preferred stockholder had owned, on such record date, a number of shares of our common stock equal to the maximum conversion rate in effect on such record date. To the extent such dividend or distribution is declared but not made or paid, each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the adjustment been made on the basis of only the dividend or distribution, if any, actually made or paid.

(5)

Tender Offers or Exchange Offers. If we or any of our subsidiaries makes a payment in respect of a tender offer or exchange offer for shares of our common stock, and the value (determined as of the expiration time by our board of directors) of the cash and other consideration paid per share of our common stock in such tender or exchange offer exceeds the last reported sale price per share of our common stock on the trading day immediately after the last date (the “expiration date”) on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), then each boundary conversion rate will be increased based on the following formula:

CR1 = CR0 ×	AC+(SP×OS1)
SP×OS0

where:

CR0 =

such boundary conversion rate in effect immediately before the close of business on the last trading day of the “tender/exchange offer valuation period” (as defined below) for such tender or exchange offer;

CR1 =	such boundary conversion rate in effect immediately after the close of business on the last trading day of the tender/exchange offer valuation period;

AC =

the aggregate value (determined as of the time (the “expiration time”) such tender or exchange offer expires by our board of directors) of all cash and other consideration paid for shares of our common stock purchased or exchanged in such tender or exchange offer;

OS0 =

the number of shares of our common stock outstanding immediately before the expiration time (including all shares of our common stock accepted for purchase or exchange in such tender or exchange offer);

OS1 =

the number of shares of our common stock outstanding immediately after the expiration time (excluding all shares of our common stock accepted for purchase or exchange in such tender or exchange offer); and

SP =

the average of the last reported sale prices per share of our common stock over the 10 consecutive trading day period (the “tender/exchange offer valuation period”) beginning on, and including, the trading day immediately after the expiration date;

provided, however, that such boundary conversion rate will in no event be adjusted down pursuant to the provisions described in this paragraph (5), except to the extent provided in the immediately following paragraph. Notwithstanding anything to the contrary, if the conversion date for any share of mandatory convertible preferred stock occurs during the tender/exchange offer valuation period for such tender or exchange offer, then, solely for purposes of determining the consideration due in respect of such conversion, such tender/exchange offer valuation period will be deemed to consist of the trading days occurring in the period from, and including, the trading day immediately after the expiration date to, and including, such conversion date.

To the extent such tender or exchange offer is announced but not consummated (including as a result of being precluded from consummating such tender or exchange offer under applicable law), or any purchases or exchanges of shares of common stock in such tender or exchange offer are rescinded, each boundary conversion rate will be readjusted to the applicable boundary conversion rate that would then be in effect had the adjustment been made on the basis of only the purchases or exchanges of shares of common stock, if any, actually made, and not rescinded, in such tender or exchange offer.

We will not be required to adjust the boundary conversion rates except as described above in this “Boundary Conversion Rate Adjustments—Generally” section (it being understood that adjustments to the applicable conversion rate may be made pursuant to the provisions described above under the captions “—Mandatory Conversion—Unpaid Accumulated Dividend Amount,” “—Early Conversion at the Option of the Preferred Stockholders—Unpaid Accumulated Dividend Amount” and “—Conversion During a Make-Whole Fundamental Change Conversion Period,” and adjustments to the make-whole fundamental change conversion rates may be made pursuant to the provisions described above under the caption “—Conversion During a Make-Whole Fundamental Change Conversion Period”). Without limiting the foregoing, we will not be required to adjust the boundary conversion rates on account of:

•

except as described above, the sale of shares of our common stock for a purchase price that is less than the market price per share of our common stock or less than the maximum conversion price or the minimum conversion price;

•

the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any such plan;

•

the issuance of any shares of our common stock or options or rights to purchase shares of our common stock pursuant to any present or future employee, director or consultant benefit plan or program of, or assumed by, us or any of our subsidiaries;

•	the issuance of any shares of our common stock pursuant to any option, warrant, right or convertible or exchangeable security of ours outstanding as of the initial issue date; or

•	solely a change in the par value of our common stock.

Notice of Boundary Conversion Rate Adjustments

Upon the effectiveness of any adjustment to the boundary conversion rates pursuant to the provisions described above under the caption “—Boundary Conversion Rate Adjustments—Generally,” we will promptly provide notice to the preferred stockholders containing (i) a brief description of the transaction or other event on account of which such adjustment was made; (ii) the boundary conversion rates and boundary conversion prices in effect immediately after such adjustment; and (iii) the effective time of such adjustment.

Voluntary Conversion Rate Increases

To the extent permitted by law and applicable stock exchange rules, we, from time to time, may (but are not required to) increase each boundary conversion rate (with a corresponding decrease to the boundary conversion prices pursuant to the definitions of those terms) by any amount if (i) our board of directors determines that such increase is in our best interest or that such increase is advisable to avoid or diminish any income tax imposed on holders of our common stock or rights to purchase our common stock as a result of any dividend or distribution of shares (or rights to acquire shares) of our common stock or any similar event; (ii) such increase is in effect for a period of at least 20 business days; (iii) such increase is irrevocable during such period; and (iv) each boundary conversion rate is increased by multiplying it by the same percentage factor for the period of such increase. No later than the first business day of such 20 business day period, we will provide notice to each preferred stockholder of such increase to the boundary conversion rates and corresponding decrease to the boundary conversion prices, the amounts thereof and the period during which such increase and decrease will be in effect.

Tax Considerations

A beneficial owner of the mandatory convertible preferred stock may, in some circumstances, including a cash distribution or dividend on our common stock, be deemed to have received a distribution that is subject to U.S. federal income tax as a result of an adjustment or the non-occurrence of an adjustment to the boundary conversion rates. Applicable withholding taxes (including backup withholding) may be withheld from dividends and payments upon conversion of the mandatory convertible preferred stock. In addition, if any withholding taxes (including backup withholding) are paid on behalf of a preferred stockholder, then those withholding taxes may be set off against payments of cash or the delivery of shares of common stock in respect of the mandatory convertible preferred stock (or, in some circumstances, any payments on our common stock) or sales proceeds received by, or other funds or assets of, that preferred stockholder. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Material United States Federal Income Tax Considerations.”

Adjustments to the Maximum Conversion Price, the Minimum Conversion Price and the Floor Price

For the avoidance of doubt, at the time any adjustment to the boundary conversion rates pursuant to the provisions described above under the caption “—Boundary Conversion Rate Adjustments—Generally” becomes effective, each of the maximum conversion price, the minimum conversion price and the floor price will automatically adjust in accordance with the definition of such term.

Special Provisions for Adjustments that Are Not Yet Effective

Notwithstanding anything to the contrary, if:

•	any share of mandatory convertible preferred stock is to be converted;

•

the record date, effective date or expiration time for any event that requires an adjustment to the boundary conversion rates pursuant to the provisions described above under the caption “—Boundary Conversion Rate Adjustments—Generally” has occurred on or before the conversion date for such conversion, but an adjustment to the boundary conversion rates for such event has not yet become effective as of such conversion date;

•	the consideration due upon such conversion includes any whole shares of our common stock; and

•	such shares are not entitled to participate in such event (because they were not held on the related record date or otherwise),

then, solely for purposes of such conversion, we will, without duplication, give effect to such adjustment on such conversion date in determining the number of shares of our stock to be delivered. In such case, if the date we are otherwise required to deliver the consideration due upon such conversion is before the first date on which the amount of such adjustment can be determined, then we will delay the settlement of such conversion until the second business day after such first date.

Stockholder Rights Plans

If any shares of our common stock are to be issued upon conversion of any mandatory convertible preferred stock and, at the time of such conversion, we have in effect any stockholder rights plan, then the holder of such mandatory convertible preferred stock will be entitled to receive, in addition to, and concurrently with the delivery of, the consideration otherwise due upon such conversion, the rights set forth in such stockholder rights plan, unless such rights have separated from our common stock at such time, in which case, and only in such case, the boundary conversion rates will be adjusted pursuant to the provisions described above in paragraph (3)(a) under the caption “—Boundary Conversion Rate Adjustments—Generally” on account of such separation as if, at the time of such separation, we had made a distribution of the type referred to in such paragraph to all holders of our common stock, subject to readjustment as described above if such rights expire, terminate or are redeemed. We currently do not have a stockholder rights plan in effect.

Effect of Common Stock Change Event

Generally

If there occurs any:

•

recapitalization, reclassification or change of our common stock, other than (x) changes solely resulting from a subdivision or combination of our common stock, (y) a change only in par value or from par value to no par value or no par value to par value or (z) stock splits and stock combinations that do not involve the issuance of any other series or class of securities;

•	consolidation, merger, combination or binding or statutory share exchange involving us;

•	sale, lease or other transfer of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any person; or

•	other similar event,

and, as a result of which, our common stock is converted into, or is exchanged for, or represents solely the right to receive, other securities, cash or other property, or any combination of the foregoing (such an event, a “common stock change event,” and such other securities, cash or property, the “reference property,” and the amount and kind of reference property that a holder of one share of our common stock would be entitled to receive on account of such common stock change event (without giving effect to any arrangement not to issue or deliver a fractional portion of any security or other property), a “reference property unit”), then, notwithstanding anything to the contrary,

•

from and after the effective time of such common stock change event, (i) the consideration due upon conversion of, or as payment for dividends on (including for purposes of determining whether a dividend non-payment event has occurred), any mandatory convertible preferred stock will be determined in the same manner as if each reference to any number of shares of common stock in the provisions described under this “—Conversion Provisions of the Mandatory Convertible Preferred Stock” section or under the captions “—Dividends” above and “—Certain Provisions Relating to the Issuance of Common Stock” below, as applicable, or in any related definitions, were instead a reference to the same number of reference property units; and (ii) for purposes of the definition of “make-whole fundamental change,” the terms “common stock” and “common equity” will be deemed to mean the common equity, if any, forming part of such reference property; and

•

for these purposes, (i) the daily VWAP of any reference property unit or portion thereof that consists of a class of common equity securities will be determined by reference to the definition of “daily VWAP,” substituting, if applicable, the Bloomberg page for such class of securities in such definition; and (ii) the daily VWAP of any reference property unit or portion thereof that does not consist of a class of common equity securities, and the last reported sale price of any reference property unit or portion thereof that does not consist of a class of securities, will be the fair value of such reference property unit or portion thereof, as applicable, determined in good faith by us (or, in the case of cash denominated in U.S. dollars, the face amount thereof).

If the reference property consists of more than a single type of consideration to be determined based in part upon any form of stockholder election, then the composition of the reference property unit will be deemed to be the weighted average of the types and amounts of consideration actually received, per share of our common stock, by the holders of our common stock. We will notify the preferred stockholders of such weighted average as soon as practicable after such determination is made.

We will not become a party to any common stock change event unless its terms are consistent with the provisions described under this “—Effect of Common Stock Change Event” caption.

Execution of Supplemental Instruments

On or before the date the common stock change event becomes effective, we and, if applicable, the resulting, surviving or transferee person (if not us) of such common stock change event (the “successor person”) will execute and deliver such supplemental instruments, if any, as we reasonably determine are necessary or desirable to (i) provide for subsequent adjustments to the boundary conversion rates in a manner consistent with the provisions described above; and (ii) give effect to such other provisions, if any, as we reasonably determine are appropriate to preserve the economic interests of the preferred stockholders and to give effect to the provisions described above. If the reference property includes shares of stock or other securities or assets of a person other than the successor person, then such other person will also execute such supplemental instrument(s) and such supplemental instrument(s) will contain such additional provisions, if any, that we reasonably determine are appropriate to preserve the economic interests of preferred stockholders. Notwithstanding any other term described herein, no consent of holders shall be required for the taking of such actions by means of supplemental instrument(s) as described in this paragraph.

Notice of Common Stock Change Event

We will provide notice of each common stock change event to preferred stockholders no later than the effective date of the common stock change event.

Certain Provisions Relating to the Issuance of Common Stock

Equitable Adjustments to Prices

Whenever the certificate of designations requires us to calculate the average of the last reported sale prices or daily VWAPs, or any function thereof, over a period of multiple days (including to calculate the mandatory conversion stock price, the make-whole fundamental change stock price, the dividend make-whole stock price, the dividend stock price or an adjustment to the boundary conversion rates), we will make appropriate adjustments, if any, to those calculations to account for any adjustment to the boundary conversion rates pursuant to the provisions described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally” that becomes effective, or any event requiring such an adjustment to the boundary conversion rates where the ex-dividend date, effective date or expiration date, as applicable, of such event occurs, at any time during such period.

Reservation of Shares of Common Stock

We will reserve, out of our authorized but unissued and unreserved shares of common stock, for delivery upon conversion of the mandatory convertible preferred stock, a number of shares of common stock that would be sufficient to settle the conversion of all shares of mandatory convertible preferred stock then outstanding, if any, at the maximum conversion rate then in effect.

Status of Shares of Common Stock

Each share of common stock delivered upon conversion of, or as payment for all or any portion of any declared dividends on the mandatory convertible preferred stock of any preferred stockholder will be duly and validly issued, fully paid, non-assessable, free from preemptive rights and free of any lien or adverse claim (except to the extent of any lien or adverse claim created by the action or inaction of such preferred stockholder or the person to whom such share of common stock will be delivered). If our common stock is then listed on any securities exchange, or quoted on any inter-dealer quotation system, then we will cause each such share of common stock, when so delivered, to be admitted for listing on such exchange or quotation on such system. In addition, if such mandatory convertible preferred stock is then represented by a global certificate, then each such share of common stock will be so delivered through the facilities of the applicable depositary and (except to the extent contemplated by the provisions described above under the caption “—Dividends—Method of Payment—Securities Laws Matters”) identified by an “unrestricted” CUSIP number (and, if applicable, ISIN number).

Taxes Upon Issuance of Common Stock

We will pay any documentary, stamp or similar issue or transfer tax or duty due on the issue of any shares of our common stock upon conversion of, or as payment for all or any portion of any declared dividends on the mandatory convertible preferred stock of any preferred stockholder, except any tax or duty that is due because such preferred stockholder requests those shares to be registered in a name other than such preferred stockholder’s name.

No Preemptive Rights

Without limiting the rights of preferred stockholders described above (including in connection with the issuance of common stock or reference property upon conversion of, or as payment for dividends on, the mandatory convertible preferred stock), the mandatory convertible preferred stock will not have any preemptive rights to subscribe for or purchase any of our securities.

Calculations

Responsibility; Schedule of Calculations

Except as otherwise provided in the certificate of designations, we will be responsible for making all calculations called for under the certificate of designations or the mandatory convertible preferred stock, including determinations of the boundary conversion prices, the boundary conversion rates, the daily VWAPs, the floor price, the last reported sale prices and accumulated dividends on the mandatory convertible preferred stock. We will make all calculations in good faith, and, absent manifest error, our calculations will be final and binding on all preferred stockholders. We will provide a schedule of these calculations to any preferred stockholder upon written request.

Calculations Aggregated for Each Preferred Stockholder

The composition of the consideration due upon conversion of, or as payment for any declared dividends on the mandatory convertible preferred stock of any preferred stockholder will (in the case of a global certificate, to the extent permitted by, and practicable under, the depositary procedures) be computed based on the total number of shares of mandatory convertible preferred stock of such preferred stockholder being converted with the same conversion date, or held by such preferred stockholder at the close of business on the related regular record date, respectively. For these purposes, any cash amounts due to such preferred stockholder in respect thereof will be rounded to the nearest cent.

Notices

We will provide all notices or communications to preferred stockholders pursuant to the certificate of designations in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to the preferred stockholders’ respective addresses shown on the register for the mandatory convertible preferred stock. However, in the case of mandatory convertible preferred stock represented by one or more global certificates, we are permitted to provide notices or communications to preferred stockholders pursuant to the depositary procedures, and notices and communications that we provide in this manner will be deemed to have been properly sent to such preferred stockholders in writing.

Legally Available Funds

Without limiting the other rights of the preferred stockholders (including pursuant to the provisions described above under the captions “—Rights Upon Our Liquidation, Dissolution or Winding Up” and “—Voting Rights—Right to Designate Two Preferred Stock Directors Upon a Dividend Non-Payment Event”), if we do not have sufficient funds legally available to fully pay any cash amount otherwise due on the mandatory convertible preferred stock, then we will pay the deficiency promptly after funds thereafter become legally available therefor.

Definitions

“Affiliate” has the meaning set forth in Rule 144 under the Securities Act as in effect on the initial issue date.

“Applicable conversion rate” has the following meaning with respect to the conversion of any share of mandatory convertible preferred stock:

(i) if such conversion is a mandatory conversion, the conversion rate applicable thereto determined pursuant to the provisions described under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Mandatory Conversion”;

(ii) if such conversion is a make-whole fundamental change conversion, the conversion rate applicable thereto determined pursuant to the provisions described under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period”; and

(iii) if such conversion is an early conversion that is not a make-whole fundamental change conversion, the conversion rate applicable thereto determined pursuant to the provisions described under the captions “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Early Conversion at the Option of the Preferred Stockholders—Generally” and “—Unpaid Accumulated Dividend Amount.”

“Board of directors” means our board of directors or a committee of such board duly authorized to act on behalf of such board.

“Boundary conversion prices” mean the minimum conversion price and the maximum conversion price.

“Boundary conversion rates” mean the minimum conversion rate and the maximum conversion rate.

“Business day” means any day other than a Saturday, a Sunday or any day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed.

“Capital stock” of any person means any and all shares of, interests in, rights to purchase, warrants or options for, participations in, or other equivalents of, in each case however designated, the equity of such person, but excluding any debt securities convertible into such equity.

“Close of business” means 5:00 p.m., New York City time.

“Common stock change event” has the meaning set forth above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Effect of Common Stock Change Event—Generally.”

“Conversion date” has the following meaning with respect to the conversion of any share of mandatory convertible preferred stock: (i) if such conversion is a mandatory conversion, the mandatory conversion date; and (ii) in all other cases, the early conversion date for such conversion.

“Daily VWAP” means, for any VWAP trading day, the per share volume-weighted average price of our common stock as displayed under the heading “Bloomberg VWAP” on Bloomberg page “SABR <EQUITY> AQR” (or, if such page is not available, its equivalent successor page) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such VWAP trading day (or, if such volume-weighted average price is unavailable, the market value of one share of our common stock on such VWAP trading day, determined, using a volume-weighted average price method, by a nationally recognized independent investment banking firm we select, which may include any of the underwriters). The daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session.

“Depositary” means, with respect to any conversion, transfer, exchange or transaction

“Depositary procedures” means, with respect to any conversion, transfer, exchange or transaction involving a global certificate representing any mandatory convertible preferred stock, or any beneficial interest in such certificate, the rules and procedures of the depositary applicable to such conversion, transfer, exchange or transaction.

“Director qualification requirement” means the requirement, as a condition to the election of any preferred stock director, that such election must not cause us to violate any rule of any securities exchange or other trading facility on which any of our securities are then listed or qualified for trading requiring that a majority of our directors be independent.

“Dividend junior stock” means any class or series of our stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the mandatory convertible preferred stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). Dividend junior stock includes our common stock. For the avoidance of doubt, dividend junior stock will not include any securities of our subsidiaries.

“Dividend make-whole stock price” has the following meaning with respect to the conversion of any share of mandatory convertible preferred stock: (i) if such conversion is a mandatory conversion, 97% of the mandatory conversion stock price; (ii) if such conversion is a make-whole fundamental change conversion, 97% of the make-whole fundamental change stock price for the relevant make-whole fundamental change; and (iii) if such conversion is an early conversion that is not a make-whole fundamental change conversion, the average of the daily VWAPs per share of common stock for each of the five consecutive VWAP trading days ending on, and including, the VWAP trading day immediately before the conversion date for such conversion.

A “Dividend non-payment event” will be deemed to occur when accumulated dividends on the outstanding mandatory convertible preferred stock have not been declared and paid in an aggregate amount corresponding to six or more dividend periods, whether or not consecutive. A dividend non-payment event that has occurred will be deemed to continue until such time when all accumulated and unpaid dividends on the outstanding mandatory convertible preferred stock have been paid in full, at which time such dividend non-payment event will be deemed to be cured and cease to be continuing. For purposes of this definition, a dividend on the mandatory convertible preferred stock will be deemed to have been paid if such dividend is declared and consideration in kind and amount that is sufficient, in accordance with the certificate of designations, to pay such dividend is set aside for the benefit of the preferred stockholders entitled thereto.

“Dividend parity stock” means any class or series of our stock (other than the mandatory convertible preferred stock) whose terms expressly provide that such class or series will rank equally with the mandatory convertible preferred stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, dividend parity stock will not include any securities of our subsidiaries.

“Dividend payment date” means each March 1, June 1, September 1 and December 1 of each year, beginning on December 1, 2020 and ending on, and including, September 1, 2023.

“Dividend period” means each period from, and including, a dividend payment date (or, in the case of the first dividend period, from, and including, the initial issue date) to, but excluding, the next dividend payment date.

“Dividend senior stock” means any class or series of our stock whose terms expressly provide that such class or series will rank senior to the mandatory convertible preferred stock with respect to the payment of dividends (without regard to whether or not dividends accumulate cumulatively). For the avoidance of doubt, dividend senior stock will not include any securities of our subsidiaries.

“Dividend stock price” means, with respect to any declared dividend on the mandatory convertible preferred stock, 97% of the average of the daily VWAPs per share of common stock for each VWAP trading day during the related dividend stock price observation period.

“Dividend stock price observation period” means, with respect to any declared dividend on the mandatory convertible preferred stock, the five consecutive VWAP trading days beginning on, and including, the sixth scheduled trading day immediately before the dividend payment date for such dividend.

“Early conversion” means the conversion of any share of mandatory convertible preferred stock other than a mandatory conversion.

“Early conversion date” means, with respect the early conversion (including a make-whole fundamental change conversion) of any share of mandatory convertible preferred stock, the first business day on which the requirements described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion Procedures—Make-Whole Fundamental Change Conversions and Other Early Conversions” for such conversion are satisfied.

“Ex-dividend date” means, with respect to an issuance, dividend or distribution on our common stock, the first date on which shares of our common stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution (including pursuant to due bills or similar arrangements required by the relevant stock exchange). For the avoidance of doubt, any alternative trading convention on the applicable exchange or market in respect of our common stock under a separate ticker symbol or CUSIP number will not be considered “regular way” for this purpose.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Expiration date” has the meaning set forth above in paragraph (5) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally.”

“Expiration time” has the meaning set forth above in paragraph (5) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally.”

“Floor price” means, as of any time, an amount (rounded to the nearest cent) equal to 35% of the minimum conversion price in effect at such time. Whenever in this prospectus supplement we refer to the floor price as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the floor price immediately before the close of business on such date.

“Future dividend present value amount” means, with respect to the make-whole fundamental change conversion of any share of mandatory convertible preferred stock, an amount equal to the present value, as of the effective date of the related make-whole fundamental change, of all regularly scheduled dividend payments on such share on each dividend payment date occurring after such effective date and on or before September 1, 2023, such present value to be computed using a discount rate equal to the stated dividend rate per annum; provided, however, that, for purposes of this definition, the amount of dividends payable on the dividend payment date immediately after such effective date will be deemed to be the following amount: (i) if such effective date is after a regular record date and on or before the next dividend payment date, and, as of the close of business on such effective date, we have declared part or all of the dividend scheduled to be paid on the mandatory convertible preferred stock on such dividend payment date, the excess, if any, of (x) the full amount of such dividend scheduled to be paid on such share on such dividend payment date (assuming the same were declared in full) over (y) the amount of such dividend actually so declared on such share (and, for the avoidance of doubt, the holder of such share as of the close of business on such regular record date will be entitled, notwithstanding such conversion, to receive such declared dividend on or, at our election, before such dividend payment date); and (ii) in all other cases, the full amount of dividends scheduled to be paid on such share on the dividend payment date immediately after such effective date, less an amount equal to dividends on such share that have accumulated from, and including, the dividend payment date immediately before such effective date to, but excluding, such effective date.

“Initial issue date” means the first date any mandatory convertible preferred stock offered by this prospectus supplement is issued.

“Junior stock” means any dividend junior stock or liquidation junior stock.

“Last reported sale price” of our common stock for any trading day means the closing sale price per share (or, if no closing sale price is reported, the average of the last bid price and the last ask price per share or, if more than one in either case, the average of the average last bid prices and the average last ask prices per share) of our common stock on such trading day as reported in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is then listed. If our common stock is not listed on a U.S. national or regional securities exchange on such trading day, then the last reported sale price will be the last quoted bid price per share of our common stock on such trading day in the over-the-counter market as reported by OTC Markets Group Inc. or a similar organization. If our common stock is not so quoted on such trading day, then the last reported sale price will be the average of the mid-point of the last bid price and the last ask price per share of our common stock on such trading day from each of at least three nationally recognized independent investment banking firms we select, which may include any of the underwriters.

“Liquidation junior stock” means any class or series of our stock whose terms do not expressly provide that such class or series will rank senior to, or equally with, the mandatory convertible preferred stock with respect to the distribution of assets upon our liquidation, dissolution or winding up. Liquidation junior stock includes our common stock. For the avoidance of doubt, liquidation junior stock will not include any securities of our subsidiaries.

“Liquidation parity stock” means any class or series of our stock (other than the mandatory convertible preferred stock) whose terms expressly provide that such class or series will rank equally with the mandatory convertible preferred stock with respect to the distribution of assets upon our liquidation, dissolution or winding up. For the avoidance of doubt, liquidation parity stock will not include any securities of our subsidiaries.

“Liquidation preference” means, with respect to the mandatory convertible preferred stock, an amount equal to $100.00 per share of mandatory convertible preferred stock.

“Liquidation senior stock” means any class or series of our stock whose terms expressly provide that such class or series will rank senior to the mandatory convertible preferred stock with respect to the distribution of assets upon our liquidation, dissolution or winding up. For the avoidance of doubt, liquidation senior stock will not include any securities of our subsidiaries.

“Make-whole fundamental change” means any of the following events:

(i) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than us or our “wholly owned subsidiaries” (as defined below) has become the direct or indirect “beneficial owner” (as defined below) of shares of our common equity representing more than 50% of the voting power of all of our then-outstanding common equity;

(ii) the consummation of: (1) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of us and our subsidiaries, taken as a whole, to any person; or (2) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of our common stock is exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property; or

(iii) our common stock ceases to be listed on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors);

provided, however, that a transaction or event or series of transactions or events described in clause (i) or (ii) above will not constitute a fundamental change if at least 90% of the consideration received or to be received by the holders of our common stock (excluding cash payments for fractional shares or pursuant to dissenters rights), in connection with such transaction or event or series of transactions or events, consists of shares of common stock listed on any of The New York Stock Exchange, The Nasdaq Global Market or The Nasdaq Global Select Market (or any of their respective successors), or that will be so listed when issued or exchanged in connection with such transaction or event, and such transaction or event or series of transactions or events constitutes a common stock change event whose reference property consists of such consideration.

For the purposes of this definition, whether a person is a “beneficial owner,” and whether shares are “beneficially owned” will be determined in accordance with Rule 13d-3 under the Exchange Act.

“Make-whole fundamental change conversion” means an early conversion of any share of mandatory convertible preferred stock with a conversion date that occurs during the related make-whole fundamental change conversion period.

“Make-whole fundamental change conversion period” means, with respect to a make-whole fundamental change, the period from, and including, the effective date of such make-whole fundamental change to, and including, the 20th calendar day after such effective date (or, if calendar day is not a business day, the next business day); provided, however, that the last day of such make-whole fundamental change conversion period is subject to extension pursuant to the provisions described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period—Notice of the Make-Whole Fundamental Change.”

“Make-whole fundamental change conversion rate” has the meaning set forth above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Conversion During a Make-Whole Fundamental Change Conversion Period.”

“Make-whole fundamental change stock price” has the following meaning for any make-whole fundamental change: (i) if the holders of our common stock receive only cash in consideration for their shares of common stock in such make-whole fundamental change and such make-whole fundamental change is pursuant to clause (ii) of the definition of such term, then the make-whole fundamental change stock price is the amount of cash paid per share of our common stock in such make-whole fundamental change; and (ii) in all other cases, the make-whole fundamental change stock price is the average of the last reported sale prices per share of common stock for the five consecutive trading days ending on, and including, the trading day immediately before the effective date of such make-whole fundamental change.

“Mandatory conversion” means the conversion of any share of mandatory convertible preferred stock pursuant to the provisions described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Mandatory Conversion.”

“Mandatory conversion date” means the last VWAP trading day of the mandatory conversion observation period.

“Mandatory conversion observation period” means the 20 consecutive VWAP trading days beginning on, and including, the 21st scheduled trading day immediately before September 1, 2023.

“Mandatory conversion rate” has the following meaning with respect to any mandatory conversion:

(i) if the mandatory conversion stock price is equal to or greater than the maximum conversion price as of the mandatory conversion date, then the mandatory conversion rate is the minimum conversion rate as of the mandatory conversion date;

(ii) if the mandatory conversion stock price is less than the maximum conversion price as of the mandatory conversion date, but greater than the minimum conversion price as of the mandatory conversion date, then the mandatory conversion rate is an amount (rounded to the nearest fourth decimal place) equal to (x) the liquidation preference per share of mandatory convertible preferred stock, divided by (y) mandatory conversion stock price; and

(iii) if the mandatory conversion stock price is equal to or less than the minimum conversion price as of the mandatory conversion date, then the mandatory conversion rate is the maximum conversion rate as of the mandatory conversion date.

“Mandatory conversion stock price” means the average of the daily VWAPs per share of common stock for each VWAP trading day in the mandatory conversion observation period.

“Market disruption event” means, with respect to any date, the occurrence or existence, during the one-half hour period ending at the scheduled close of trading on such date on the principal U.S. national or regional securities exchange or other market on which our common stock is listed for trading or trades, of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock.

“Maximum conversion price” means, as of any time, an amount (rounded to the nearest cent) equal to (i) the liquidation preference per share of mandatory convertible preferred stock, divided by (ii) the minimum conversion rate in effect at such time. Whenever in this prospectus supplement we refer to the maximum conversion price as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the maximum conversion price immediately before the close of business on such date.

“Maximum conversion rate” initially means 14.2857 shares of our common stock per share of mandatory convertible preferred stock, which amount is subject to adjustment as described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments.” Whenever in this prospectus supplement we refer to the maximum conversion rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the maximum conversion rate immediately before the close of business on such date.

“Minimum conversion price” means, as of any time, an amount (rounded to the nearest cent) equal to (i) liquidation preference per share of mandatory convertible preferred stock, divided by (ii) the maximum conversion rate in effect at such time. Whenever in this prospectus supplement we refer to the minimum conversion price as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the minimum conversion price immediately before the close of business on such date.

“Minimum conversion rate” initially means 11.9048 shares of our common stock per share of mandatory convertible preferred stock, which amount is subject to adjustment as described above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments.” Whenever in this prospectus supplement we refer to the minimum conversion rate as of a particular date without setting forth a particular time on such date, such reference will be deemed to be to the minimum conversion rate immediately before the close of business on such date.

“Number of incremental diluted shares” means the increase in the number of diluted shares of the applicable class or series of junior stock (determined in accordance with generally accepted accounting principles in the

United States, as the same is in effect on the initial issue date, and assuming net income is positive) that would result from the grant, vesting or exercise of equity-based compensation to directors, employees, contractors and agents (subject to proportionate adjustment for stock dividends, stock splits or stock combinations with respect to such class or series of junior stock).

“Open of business” means 9:00 a.m., New York City time.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof. Any division or series of a limited liability company, limited partnership or trust will constitute a separate “person.”

“Preferred stock director” means any person elected to serve as our director in connection with a dividend non-payment event pursuant to the provisions described above under the caption “—Voting Rights—Right to Designate Two Preferred Stock Directors Upon a Dividend Non-Payment Event.”

“Preferred stockholder” means any person in whose name any share of mandatory convertible preferred stock is registered on the registrar’s books.

“Record date” means, with respect to any dividend or distribution on, or issuance to holders of, our common stock, the date fixed (whether by law, contract or our board of directors or otherwise) to determine the holders of our common stock that are entitled to such dividend, distribution or issuance.

“Regular record date” has the following meaning: (i) February 15, in the case of a dividend payment date occurring on March 1; (ii) May 15, in the case of a dividend payment date occurring on June 1; (iii) August 15, in the case of a dividend payment date occurring on September 1; and (iv) November 15, in the case of a dividend payment date occurring on December 1.

“Reference property” has the meaning set forth above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Effect of Common Stock Change Event—Generally.”

“Reference property unit” has the meaning set forth above under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Effect of Common Stock Change Event—Generally.”

“Scheduled trading day” means any day that is scheduled to be a trading day on the principal U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock is not so listed or traded, then “scheduled trading day” means a business day.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Spin-off” has the meaning set forth above in paragraph (3)(b) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally.”

“Spin-off valuation period” has the meaning set forth above in paragraph (3)(b) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally.”

“Stated dividend rate” has the meaning set for above under the caption “Dividends—Generally.”

“Subsidiary” means, with respect to any person, (i) any corporation, association or other business entity (other than a partnership or limited liability company) of which more than 50% of the total voting power of the capital stock entitled (without regard to the occurrence of any contingency, but after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees, as applicable, of such corporation, association or other business entity is owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person; and (ii) any partnership or limited liability company where (x) more than 50% of the capital accounts, distribution rights, equity and voting interests, or of the general and limited partnership interests, as applicable, of such partnership or limited liability company are owned or controlled, directly or indirectly, by such person or one or more of the other subsidiaries of such person, whether in the form of membership, general, special or limited partnership or limited liability company interests or otherwise; and (y) such person or any one or more of the other subsidiaries of such person is a controlling general partner of, or otherwise controls, such partnership or limited liability company.

“Successor person” has the meaning set forth above in paragraph (5) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Execution of Supplemental Instruments.”

“Tender/exchange offer valuation period” has the meaning set forth above in paragraph (5) under the caption “—Conversion Provisions of the Mandatory Convertible Preferred Stock—Boundary Conversion Rate Adjustments—Generally.”

“Trading day” means any day on which (i) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded; and (ii) there is no “market disruption event” (as defined above in this “—Definitions” section). If our common stock is not so listed or traded, then “trading day” means a business day.

“Unpaid accumulated dividend amount” has the following meaning with respect to the conversion of any share of mandatory convertible preferred stock:

(i) if such conversion is a mandatory conversion, the aggregate accumulated dividends, if any, on such share that have not been declared, at or before the close of business on September 1, 2023, in respect of all dividend periods ending on or before September 1, 2023;

(ii) if such conversion is a make-whole fundamental change conversion, the sum (without duplication) of (1) the aggregate accumulated dividends, if any, on such share that have not been declared, at or before the close of business on the effective date for the related make-whole fundamental change, in respect of all dividend periods ending on a dividend payment date that is before such effective date; and (2) the amount of accumulated and unpaid dividends, if any, on such share for the period from, and including, the dividend payment date immediately before such effective date to, but excluding, such effective date; provided, however, that if such effective date is after a regular record date and on or before the next dividend payment date, and, as of the close of business on such effective date, we have declared the dividend due on the mandatory convertible preferred stock on such dividend payment date, then the unpaid accumulated dividend amount will not include any portion of such declared dividend (and, for the avoidance of doubt, the holder of such share as of the close of business on such regular record date will be entitled, notwithstanding such conversion, to receive such declared dividend on or, at our election, before such dividend payment date); and

(iii) if such conversion is an early conversion that is not a make-whole fundamental change conversion, the aggregate accumulated dividends, if any, on such share that have not been declared, at or before the close of business on the conversion date for such conversion, in respect of all dividend periods ending on a dividend payment date that is before such conversion date.

“Voting parity stock” means, with respect to any matter as to which preferred stockholders are entitled to vote pursuant to the provisions described above under the caption “—Voting Rights—Right to Designate Two

Preferred Stock Directors Upon a Dividend Non-Payment Event” or “—Voting and Consent Rights with Respect to Specified Matters,” each class or series of outstanding dividend parity stock or liquidation parity stock, if any, upon which similar voting rights are conferred and are exercisable with respect to such matter. For the avoidance of doubt, voting parity stock will not include any securities of our subsidiaries.

“VWAP market disruption event” means, with respect to any date, (i) the failure by the principal U.S. national or regional securities exchange on which our common stock is then listed, or, if our common stock is not then listed on a U.S. national or regional securities exchange, the principal other market on which our common stock is then traded, to open for trading during its regular trading session on such date; or (ii) the occurrence or existence, for more than one half hour period in the aggregate, of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant exchange or otherwise) in our common stock or in any options contracts or futures contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m., New York City time, on such date.

“VWAP trading day” means a day on which (i) there is no VWAP market disruption event; and (ii) trading in our common stock generally occurs on the principal U.S. national or regional securities exchange on which our common stock is then listed or, if our common stock is not then listed on a U.S. national or regional securities exchange, on the principal other market on which our common stock is then traded. If our common stock is not so listed or traded, then “VWAP trading day” means a business day.

“Wholly owned subsidiary” of a person means any subsidiary of such person all of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares) are owned by such person or one or more wholly owned subsidiaries of such person.

Book Entry, Settlement and Clearance

Global Certificates

The mandatory convertible preferred stock will be initially issued in the form of one or more certificates (the “global certificates”) registered in the name of Cede & Co., as nominee of DTC, and will be deposited with the transfer agent as custodian for DTC.

Only persons who have accounts with DTC (“DTC participants”) or persons who hold interests through DTC participants may own beneficial interests in a global certificate. We expect that, under procedures established by DTC:

•

upon deposit of a global certificate with DTC’s custodian, DTC will credit the shares of mandatory convertible preferred stock represented by such global certificate to the accounts of the DTC participants designated by the underwriters; and

•

ownership of beneficial interests in a global certificate will be shown on, and transfers of such interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the global certificate).

Book-Entry Procedures for Global Certificates

All interests in a global certificate will be subject to the operations and procedures of DTC. Accordingly, you must allow for sufficient time in order to comply with those operations and procedures if you wish to exercise any of your rights with respect to the mandatory convertible preferred stock. The operations and procedures of DTC are controlled by DTC and may be changed at any time. None of us, the transfer agent or any of the underwriters will be responsible for those operations or procedures.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a “banking organization” within the meaning of the New York State Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC’s participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and other organizations. Indirect access to DTC’s book-entry system is also available to other “indirect participants,” such as banks, brokers, dealers and trust companies, who directly or indirectly clear through or maintain a custodial relationship with a DTC participant. Purchasers of mandatory convertible preferred stock who are not DTC participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants in DTC.

So long as DTC or its nominee is the registered owner of a global certificate, DTC or that nominee will be considered the sole owner or holder of the mandatory convertible preferred stock represented by that global certificate for all purposes under the certificate of designations. Except as provided below, owners of beneficial interests in a global certificate:

•	will not be entitled to have mandatory convertible preferred stock represented by the global certificate registered in their names;

•	will not receive or be entitled to receive physical, certificated mandatory convertible preferred stock registered in their respective names (“physical certificates”); and

•	will not be considered the owners or holders of the mandatory convertible preferred stock under the certificate of designations for any purpose.

As a result, each investor who owns a beneficial interest in a global certificate must rely on the procedures of DTC (and, if the investor is not a participant or an indirect participant in DTC, on the procedures of the DTC participant through whom the investor owns its interest) to exercise any rights of a preferred stockholder under the certificate of designations.

Payments on any global certificates will be made to DTC’s nominee as the registered holder of the global certificate. Neither we nor the transfer agent will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a global certificate, for any aspect of the records relating to, or payments made on account of, those interests by DTC or for maintaining, supervising or reviewing any records of DTC relating to those interests. Payments by participants and indirect participants in DTC to the owners of beneficial interests in a global certificate will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTC.

Transfers between participants in DTC will be effected under DTC’s procedures and will be settled in same-day funds.

Physical Certificates

A global certificate will be exchanged, pursuant to customary procedures, for one or more physical certificates only if:

•	DTC notifies us or the transfer agent that it is unwilling or unable to continue as depositary for such global certificate or DTC ceases to be a “clearing agency” registered under Section 17A of the

Exchange Act and, in each case, we fail to appoint a successor depositary within 90 days of such notice or cessation; or

•	we, in our sole discretion, permit the exchange of any beneficial interest in such global certificate for one or more physical certificates at the request of the owner of such beneficial interest.

The information in this section concerning DTC and its book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

DESCRIPTION OF INDEBTEDNESS

The following descriptions of our indebtedness are qualified in their entirety by reference to their respective governing documents which have been filed with the SEC as exhibits to our Annual Report on Form 10-K for the year ended December 31, 2019.

Senior Secured Credit Facilities

On February 19, 2013, Sabre GLBL completed a refinancing of its former senior secured credit facilities pursuant to the Credit Agreement (as defined herein). As part of this refinancing, it repaid or converted all outstanding term loans totaling $2,177 million and obtained new senior secured credit facilities consisting of (i) a term loan facility (the “2013 Term Loan B”) in an aggregate principal amount of $1,775 million; (ii) a term loan facility (the “2013 Term Loan C”) in an aggregate principal amount of $425 million; and (iii) a multi-currency revolver (the “2013 Revolver”) in an aggregate principal amount of $352 million (and subsequently increased by amendment to $405 million). In September 2013, Sabre GLBL entered into an agreement to amend the Credit Agreement to add a new class of term loans in the amount of $350 million (the “2013 Incremental Term Loan Facility”).

In July 2016, Sabre GLBL entered into a series of amendments (the “Credit Agreement Amendments”) to our Credit Agreement to provide for an incremental term loan under a new class with an aggregate principal amount of $600 million (the “2016 Term Loan A”) and to replace the 2013 Revolver with a new revolving credit facility totaling $400 million (the “2016 Revolver”). The proceeds from the 2016 Term Loan A were used in part to repay a portion of our 2013 Term Loan B and our 2013 Incremental Term Loan Facility, and the outstanding balance was used on the 2016 Revolver.

On February 22, 2017, Sabre GLBL entered into a Third Incremental Term Facility Amendment to our Credit Agreement (the “2017 Term Facility Amendment”). The new agreement replaced the 2013 Term Loan B, 2013 Incremental Term Loan Facility and 2013 Term Loan C with a single class of term loan (the “2017 Term Loan B”) with an aggregate principal amount of $1,900 million maturing on February 22, 2024, the proceeds of which were used in part to pay off all existing classes of outstanding term loans (other than the 2016 Term A Loan), to pay off Sabre’s outstanding mortgage on its corporate headquarters and for other general corporate purposes.

On August 23, 2017, Sabre GLBL entered into a Fourth Incremental Term Facility Amendment to our Credit Agreement, Term Loan A Refinancing Amendment to the Credit Agreement, and Second Revolving Facility Refinancing Amendment to the Credit Agreement to refinance and modify the terms of the 2017 Term Loan B, the 2016 Term Loan A, and the 2016 Revolver, resulting in a reduction of the applicable margins for each of these instruments and approximately a one-year extension of the maturity of the 2016 Term Loan A and 2016 Revolver (the “2017 Refinancing”). We incurred no additional indebtedness as a result of the 2017 Refinancing. The 2017 Refinancing included a Revolver that replaced the 2016 Revolver, as well as the application of the proceeds of the Term Loan B and Term Loan A to replace the 2017 Term Loan B and the 2016 Term Loan A. The applicable margins for the Term Loan B were reduced to 2.25% per annum for Eurocurrency rate loans and 1.25% per annum for base rate loans. The applicable margins for the Term Loan A and the Revolver were reduced to (i) between 2.50% and 1.75% per annum for Eurocurrency rate loans and (ii) between 1.50% and 0.75% per annum for base rate loans, in each case with the applicable margin for any quarter reduced by 25 basis points (up to 75 basis points total) if the Senior Secured First-Lien Net Leverage Ratio (as defined in the Credit Agreement) is less than 3.75 to 1.0, 3.00 to 1.0, or 2.25 to 1.0, respectively. The Eurocurrency rate is based on LIBOR. In July 2017, the Financial Conduct Authority announced its intention to phase out LIBOR by the end of 2021. If a published U.S. dollar LIBOR rate is unavailable, the interest rates on our debt indexed to LIBOR will be determined using various alternative methods set forth in our Credit Agreement, any of which could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if U.S. dollar LIBOR were available in its current form. See “Risk Factors—We are exposed to interest rate fluctuations.” We anticipate amending our Credit Agreement prior to the phaseout of LIBOR to provide for a Eurocurrency rate alternative to LIBOR.

On March 2, 2018, Sabre GLBL entered into a Fifth Incremental Term Facility Amendment to our Credit Agreement to refinance and modify the terms of the Term Loan B, resulting in a reduction of the applicable margins for the Term Loan B to 2.00% per annum for Eurocurrency rate loans and 1.00% per annum for base rate loans. We incurred no additional indebtedness as a result of this transaction.

Upon the issuance of the Senior Secured Notes in the Proposed Notes Offering, Sabre GLBL expects to enter into an amendment to the Credit Agreement (the “Extension Amendment”) to extend the maturity date of the Revolver and a significant portion of the Term Loan A to February 22, 2024 (subject to an earlier “springing” maturity date in the event the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes have not been extended), and to modify certain terms of the Term Loan A and the Revolver, resulting in (i) an increase of the applicable margins for any Term Loan A loans with an extended maturity and the Revolver to 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans, and (ii) additional restrictions on certain investments, indebtedness, restricted payments, and prepayments of junior indebtedness, in each case to be applicable during a covenant suspension period that results from a material travel event disruption (as described below). The financial maintenance covenant in our credit agreement is currently suspended as a result of a material travel event disruption. In connection with our request to extend the maturity date of our Revolver and our Term A Loan, we intend to agree that, during any covenant suspension resulting from a Material Travel Event Disruption (including during the current covenant suspension period), we will maintain liquidity of at least $450 million on a monthly basis and to limit certain payments to equity holders, certain investments, certain prepayments of unsecured debt and the ability of certain subsidiaries to incur additional debt. See “Summary—Recent Developments—Concurrent Offering, Proposed Notes Offering and Credit Facility Transactions.

We may modify the amount, structure or other proposed terms of the Proposed Credit Facility Transactions, and may not complete the Proposed Credit Facility Transactions on the terms or in the amount currently anticipated, or at all. We may, in lieu of the Proposed Credit Facility Transactions described above, reduce the amount of the existing Revolver and the existing Term Loan A that is repaid or refinanced, and leave a portion of such facilities outstanding. Settlement of this offering is not conditioned upon the consummation of the Proposed Credit Facility Transactions, and settlement of the Proposed Credit Facility Transactions is not conditioned upon the settlement of this offering.

Under the Credit Agreement, the loan parties are subject to certain customary non-financial covenants, including certain restrictions on incurring certain types of indebtedness, creation of liens on certain assets, making of certain investments, and payment of dividends, as well as a maximum leverage ratio. Pursuant to Credit Agreement Amendments, effective July 18, 2016, the maximum leverage ratio has been adjusted to be based on the Total Net Leverage Ratio (as defined in the Credit Agreement) and we are required, at all times (no longer solely when a threshold amount of revolving loans or letters of credit were outstanding), to maintain a Total Net Leverage Ratio of less than 4.5 to 1.0.

As of June 30, 2020, the principal amount outstanding on our Term Loan A was $456,000,000, and the principal amount outstanding on our Term Loan B was $1,834,021,000. The proceeds of the Senior Secured Notes in the Proposed Notes Offering will be applied towards prepayment of the Term Loan A, and following such prepayment, it is expected that the remaining principal amount outstanding on our Term Loan A will be $156 million.

On March 17, 2020, we drew $375.0 million under the Revolver, resulting in a total of $387.1 million that is currently outstanding under the Credit Agreement, including $12.1 million in outstanding letters of credit.

The following is a summary of the material terms of the Credit Agreement, as amended. The description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Credit Agreement.

Maturity and Principal Payments.    The Term Loan A matures on July 1, 2022, the Term Loan B matures on February 22, 2024, and the Revolver matures on July 1, 2022. Following the issuance of the Senior Secured Notes in the Proposed Notes Offering and the Extension Amendment, any extended Term Loan A loans and of the Revolver will mature on February 22, 2024 (subject to an earlier “springing” maturity date that is 91 days prior to the maturity dates of the Term Loan B, the April 2023 Notes and the November 2023 Notes, respectively, unless the maturity dates of each of the Term Loan B, the April 2023 Notes and the November 2023 Notes have been extended to August 20, 2024 or later).

Principal payments on the Term Loan A are due on a quarterly basis equal to 2.50% of its initial aggregate principal amount during the first two years following the Extension Amendment and 3.75% of its initial aggregate principal amount during the next three years of its term following the Extension Amendment. Term Loan B matures on February 22, 2024, and required principal payments in equal quarterly installments of 0.25% through to the maturity date of which the remaining balance is due. For the quarter ended June 30, 2020, we made $4.7 million of scheduled principal payments.

We are also required to pay down the term loans by an amount equal to 50% of annual excess cash flow, as defined in our Credit Agreement. This percentage requirement may decrease or be eliminated if certain leverage ratios are achieved. Based on our results for the year ended December 31, 2018, we were not required to make an excess cash flow payment in 2019, and no excess cash flow payment is required in 2020 with respect to our results for the year ended December 31, 2019. We are further required to pay down the term loan with proceeds from certain asset sales or borrowings as defined in the Credit Agreement.

Guarantee.     Sabre GLBL’s obligations under the Credit Agreement are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement (such guarantors, together with Sabre GLBL, the “Loan Parties”).

Security and Ranking.    Sabre GLBL’s obligations under the Credit Agreement are secured by a perfected first priority security interest in substantially all of each Loan Party’s tangible and intangible assets other than certain excluded assets as set forth in the Pledge and Security Agreement, including capital stock of Sabre GLBL and capital stock of domestic subsidiaries directly held by any Loan Party and 65% of the voting capital stock of material foreign subsidiaries directly held by a Loan Party. The first-priority security interest in these assets are shared on a pari passu basis with the first priority security interest securing the April 2023 Notes, the November 2023 Notes, the April 2025 Notes and the Senior Secured Notes.

Interest.     Borrowings under the Credit Agreement bear interest at a rate equal to either, at Sabre GLBL’s option: (i) the Eurocurrency rate plus an applicable margin for Eurocurrency borrowings as set forth below, or (ii) a base rate determined by the highest of (1) the prime rate of Bank of America, (2) the federal funds effective rate plus 1/2% or (3) LIBOR plus 1.00%, plus an applicable margin for base rate borrowings as set forth below, unless (following the Extension Amendment) a covenant suspension period is in effect, in which case the applicable margin for extended Term Loan A loans and the Revolver is 1.75% per annum for base rate loans and 2.75% per annum for Eurocurrency Rate Loans. The Eurocurrency rate is based on LIBOR for all U.S. dollar borrowings and has a floor. We have elected the one-month LIBOR as the floating interest rate on all of our outstanding term loans. Interest payments are due on the last day of each month as a result of electing one-month LIBOR. Interest on a portion of the outstanding loan is hedged with interest rate swaps (See Note 8. Derivatives in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020).

	Eurocurrency Borrowings	Base rate borrowings
	Applicable Margin(1)(2)	Applicable Margin
Term Loan A	2.50%	1.00%
Term Loan B	2.00%	1.00%
Revolver, $400 million	2.50%	1.00%

(1)	Applicable margins do not reflect potential step downs of Term Loan A and Revolver, which are determined by the Senior Secured Leverage Ratio. See below for additional information.
(2)	Term Loan A, Term Loan B, and Revolver, are subject to a 0% floor.

Applicable margins for the Term Loan B are 2.00% per annum for Eurocurrency rate loans and 1.00% per annum for base rate loans over the life of the loan and are not dependent on the Senior Secured Leverage Ratio. Applicable margins for the Term Loan A and the Revolver (i) step down by 25 basis points for any quarter if the Senior Secured Leverage Ratio is greater than or equal to 3.00 to 1.0, but less than 3.75 to 1.0, (ii) step down by an additional 25 basis points for any quarter if the Senior Secured Leverage Ratio is greater than or equal to 2.25 to 1.0, but less than 3.00 to 1.0, and (iii) step down again by an additional 25 basis points for any quarter if the Senior Secured Leverage Ratio is less than 2.25 to 1.0. In addition, we are required to pay a quarterly commitment fee of 0.500% per annum for unused Revolver commitments. The commitment fee may decrease to 0.375% per annum if the Senior Secured Leverage Ratio is greater than or equal to 3.00 to 1.0, but less than 3.75 to 1.0, and to 0.250% per annum if the Senior Secured Leverage Ratio is less than 3.00 to 1.0.

Our effective interest rates on borrowings under the Credit Agreement for the years ended December 31, 2019, 2018 and 2017, inclusive of amounts charged to interest expense, are as follows:

	Year Ended December 31,
	2019	2018	2017
Including the impact of interest rate swaps	4.64%	4.57%	4.35%
Excluding the impact of interest rate swaps	4.63%	4.36%	4.03%

Prepayments.    Sabre GLBL may, at its option, voluntarily prepay any amounts outstanding under the Credit Agreement in whole or in part without premium or penalty.

In addition, Sabre GLBL is required to make mandatory prepayments under the Credit Agreement in certain situations, depending on the Senior Secured First-Lien Net Leverage Ratio, including but not limited to: a percentage of excess cash flow; a percentage of proceeds from certain asset dispositions; the amount of indebtedness incurred other than permitted indebtedness; and the amount of borrowings under the Revolver exceeding the commitments under such facility.

Extensions, Refinancings and Incremental Credit Extension.    Sabre GLBL may, without further approval from a majority of lenders, (a) extend the revolving commitments and term loans in one or more tranches,

(b) refinance the revolving commitments and term loans with one or more new facilities with secured, subordinated or unsecured notes or loans, and (c) issue incremental credit in the form of incremental term loans, revolving commitment increases or additional secured, subordinated or unsecured notes or loans; in each case upon the satisfaction of certain conditions.

Covenants.     The Credit Agreement contains certain affirmative covenants, including, among others, covenants to furnish the lenders with financial statements and other financial information, to provide the lenders notice of material events and information regarding collateral, to cause certain newly formed restricted subsidiaries to guarantee and pledge their assets as security for the Credit Agreement, to correct documentation with respect to the collateral, to provide the agent with mortgages to secure real property, as necessary, and to maintain title insurance policies with respect to any such mortgaged property, and to only redesignate restricted subsidiaries as unrestricted subsidiaries and vice versa in certain situations specified in the Credit Agreement.

The Credit Agreement contains negative covenants that restrict the ability of Sabre GLBL and its restricted subsidiaries, subject to certain exceptions, to incur additional indebtedness, grant liens on assets, undergo fundamental changes, make investments, sell assets, make acquisitions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements and charter documents and change its fiscal year. The Credit Agreement also contains negative covenants that restrict the ability of Sabre Holdings to engage in any business or operations other than those incidental to ownership of Sabre and other activities specifically permitted under the Credit Agreement, including the performance of its obligations with respect to its existing indebtedness, any public offering of equity interests and certain financing activities. Sabre Holdings is also restricted from creating or acquiring any material direct subsidiaries other than Sabre GLBL or any holding company for Sabre GLBL.

In addition, pursuant to the Credit Agreement Amendments, effective July 18, 2016, the maximum leverage ratio has been adjusted to be based on the Total Net Leverage Ratio (as defined in the Credit Agreement) and we are required, at all times (no longer solely when a threshold amount of revolving loans or letters of credit were outstanding), to maintain a Total Net Leverage Ratio of less than 4.5 to 1.0.

If certain material travel event disruptions set forth in the Credit Agreement occur, the foregoing requirement is suspended from and after the last date of the quarter in which such disruption occurs until the last date of the second succeeding quarter; however, during such suspension period, Sabre GLBL and restricted subsidiaries may be subject to additional restrictions on its ability to incur certain additional debt or make restricted payments, acquisitions, investments, and payments on unsecured or subordinated indebtedness.

As of December 31, 2019, Sabre GLBL and Sabre Holdings were in compliance with all covenants under the Credit Agreement.

Senior Secured Notes

In 2015, we issued our $530 million 5.375% senior secured notes due in 2023, or the April 2023 Notes, and our $500 million 5.250% senior secured notes due 2023, or the November 2023 Notes. In 2020, we issued our $775 million 9.250% senior secured notes due 2025, or the April 2025 Notes (together, the “Senior Secured Notes”). The Senior Secured Notes were issued by Sabre GLBL and are guaranteed by Sabre Holdings and each of Sabre GLBL’s existing and subsequently acquired or organized subsidiaries that are borrowers under or guarantors of our senior secured credit facilities. The Senior Secured Notes are secured by a first priority security interest in substantially all present and after acquired property and assets of Sabre GLBL and the guarantors of the Senior Secured Notes, which also constitutes collateral securing indebtedness under our senior secured facilities on a first priority basis.

The following is a summary of the material terms of the Senior Secured Notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indentures governing the Senior Secured Notes.

Maturity.    The April 2023 Notes mature on April 15, 2023. The November 2023 Notes mature on November 15, 2023. The April 2025 Notes mature on April 15, 2025.

Guarantee.    Sabre GLBL’s obligations under the Senior Secured Notes are guaranteed on a senior secured basis by Sabre Holdings and each of Sabre GLBL’s existing and future wholly owned material domestic subsidiaries, other than certain excluded subsidiaries as set forth in the Credit Agreement.

Security.    The Senior Secured Notes and related guarantees are secured, subject to permitted liens, by a first-priority security interest in substantially all the assets of Sabre GLBL and each of the guarantors other than certain excluded assets as set forth in the Pledge and Security Agreement.

Interest.    Interest on the April 2023 Notes is payable semi-annually on April 15 and October 15 of each year, with a stated interest rate of 5.375%. Interest on the November 2023 Notes is payable semi-annually on May 15 and November 15 of each year, with a stated interest rate of 5.250%. Interest on the April 2025 Notes is payable semi-annually on April 15 and October 15 of each year, with a stated interest rate of 9.250%.

Ranking.    The 2023 Notes are general senior secured obligations of Sabre GLBL and each guarantor. They rank equally in right of payment to all existing and future unsubordinated indebtedness of Sabre GLBL and senior in right of payment to all existing and future subordinated indebtedness of Sabre GLBL. They are effectively senior to all unsecured indebtedness of Sabre GLBL (including the Senior Secured Notes in the Proposed Notes Offering), to the extent of the value of the collateral securing the 2023 Notes, which it shares pari passu with the Credit Facility and the Senior Secured Notes. They are structurally subordinated to all existing and future indebtedness, claims of holders of preferred stock and other liabilities of subsidiaries of Sabre GLBL that do not guarantee the 2023 Notes.

Optional Redemption.    The 2023 Notes are redeemable, in whole or in part, at any time and at Sabre GLBL’s option. The 2023 Notes may be redeemed at the redemption prices set forth in the indentures governing the 2023 Notes plus accrued and unpaid interest, if any, to the redemption date.

Covenants.    The 2023 Notes include certain non-financial covenants, including restrictions on incurring certain indebtedness, creation of certain liens, making of certain investments, and payment of dividends and repurchases of stock. These covenants are similar in nature to those existing on the Credit Facility. As of December 31, 2019, Sabre GLBL was in compliance with all covenants under the indentures for the 2023 Notes.

Covenants.    The Senior Secured Notes include certain non-financial covenants, including restrictions on incurring certain indebtedness, creation of certain liens, making of certain investments, and payment of dividends and repurchases of stock. These covenants are similar in nature to those existing on the Credit Facility. As of June 30, 2020, Sabre GLBL was in compliance with all covenants under the indentures for the Senior Secured Notes

Exchangeable Notes

On April 17, 2020, Sabre GLBL issued $345 million aggregate principal amount of 4.000% senior exchangeable notes due 2025. The Exchangeable Notes are senior, unsecured obligations of Sabre GLBL, accrue interest payable semi-annually in arrears and mature on April 15, 2025, unless earlier repurchased or exchanged in accordance with specified circumstances and terms of the indenture governing the Exchangeable Notes.

Under the terms of indenture, the Exchangeable Notes are exchangeable into our common stock at the following times or circumstances:

•

during any calendar quarter commencing after the calendar quarter ended June 30, 2020, if the last reported sale price per share of our common stock exceeds 130% of the exchange price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter;

•

during the five consecutive business days immediately after any five consecutive trading day period (such five consecutive trading day period, the “Measurement Period”) if the trading price per $1,000 principal amount of Exchangeable Notes, as determined following a request by their holder in accordance with the procedures in the indenture, for each trading day of the Measurement Period was less than 98% of the product of the last reported sale price per share of our common stock on such trading day and the exchange rate on such trading day;

•	upon the occurrence of certain corporate events or distributions on our common stock, including but not limited to a “Fundamental Change” (as defined in the indenture governing the notes);

•	upon the occurrence of specified corporate events; or

•	on or after October 15, 2024, until the close of business on the second scheduled trading day immediately preceding the maturity date, April 15, 2025.

With certain exceptions, upon a Change of Control or other Fundamental Change (both as defined in the indenture governing the Exchangeable Notes), the holders of the Exchangeable Notes may require us to repurchase all or part of the principal amount of the Exchangeable Notes at a repurchase price equal to 100% of the principal amount of the Exchangeable Notes, plus any accrued and unpaid interest to, but excluding, the repurchase date. As of June 30, 2020, none of the conditions allowing holders of the Exchangeable Notes to exchange had been met.

The Exchangeable Notes are convertible at their holder’s election into shares of our common stock based on an initial conversion rate of 126.9499 shares of common stock per $1,000 principal amount of the Exchangeable Notes, which is equivalent to an initial conversion price of approximately $7.88 per share. The exchange rate is subject to anti-dilution and other adjustments. Upon conversion, Sabre GLBL will pay or deliver, as the case may be, cash, shares of our common stock or a combination of cash and shares of common stock, at our election. If a “Make-Whole Fundamental Change” (as defined in the Exchangeable Notes Indenture) occurs with respect to any Exchangeable Note and the exchange date for the exchange of such Exchangeable Note occurs during the related “Make-Whole Fundamental Change Exchange Period” (as defined in the Exchangeable Notes Indenture), then, subject to the provisions set forth in the Exchangeable Notes Indenture, the exchange rate applicable to such exchange will be increased by a number of shares set forth in the table contained in the Exchangeable Notes Indenture, based on a function of the time since origination and our stock price on the date of the occurrence of such Make-Whole Fundamental Change.

MARKET PRICE OF OUR COMMON STOCK

Our common stock has been listed on The Nasdaq Global Select Market under the symbol “SABR” since it was listed on April 17, 2014 in connection with our initial public offering. Before then, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low sales prices of our shares of common stock as reported by The Nasdaq Global Select Market:

	High	Low
Quarter ended December 31, 2017	$20.79	$18.00
Quarter ended March 31, 2018	$24.09	$17.91
Quarter ended June 30, 2018	$26.78	$19.71
Quarter ended September 30, 2018	$26.78	$24.22
Quarter ended December 31, 2018	$26.42	$20.60
Quarter ended March 31, 2019	$24.00	$20.71
Quarter ended June 30, 2019	$23.61	$19.41
Quarter ended September 30, 2019	$25.44	$21.09
Quarter ended December 31, 2019	$23.86	$20.75
Quarter ended March 31, 2020	$23.25	$3.30
Quarter ended June 30, 2020	$11.50	$4.27
Quarter ended September 30, 2020 (through August 19, 2020)	$8.94	$6.64

On August 19, 2020, the last reported sale price on The Nasdaq Global Select Market of our common stock was $7.02 per share. As of July 31, 2020, we had approximately 106 holders of record of our shares of common stock. A substantially greater number of stockholders are beneficial holders of our shares of common stock in “street name” through banks, brokers and other financial institutions that are record holders.

DIVIDEND POLICY

Given the impacts of COVID-19, we have currently suspended share repurchases under our Share Repurchase Program as well as the payment of quarterly cash dividends on our common stock, effective with respect to the dividends occurring after the March 30, 2020 payment. See “Risk Factors—Risks Related to Our common stock—We do not expect to pay any cash dividends on our common stock for the foreseeable future.” Any future dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. In the future we will periodically evaluate whether to make a dividend, and the amount and timing of any such dividends, based on our operating results, financial condition, capital requirements and general business conditions. If we recommence the payment of quarterly dividends in the future, we will not be obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued at any time at our discretion and without prior notice.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of material U.S. federal income tax considerations that may be relevant to the purchase, ownership and disposition of mandatory convertible preferred stock and the common stock received upon conversion thereof. This summary is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, laws, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. This summary deals only with beneficial owners that will hold our mandatory convertible preferred stock and common stock as capital assets. This summary does not address all aspects of U.S. federal income taxation relevant to holders of our mandatory convertible preferred stock and common stock, and does not address differing tax considerations applicable to investors that may be subject to special tax rules, such as banks, regulated investment companies, tax-exempt entities, insurance companies, dealers in securities or currencies, traders in securities electing to mark to market, non-resident individuals present in the United States for more than 182 days during the taxable year, persons that will hold our mandatory convertible preferred stock or common stock as a position in a “straddle” or conversion transaction, or as part of a “synthetic security” or other integrated financial transaction, entities taxed as partnerships or the partners therein, persons that are “controlled foreign corporations,” persons that are “passive foreign investment companies,” persons subject to the alternative minimum tax, U.S. expatriates, persons that have a “functional currency” other than the U.S. dollar, or persons that own (or are treated as owning) 5% or more of the shares of any class of our stock. This summary addresses only U.S. federal income tax considerations, and does not address state, local, or foreign tax laws, estate or gift taxes or the Medicare tax on net investment income. Investors should consult their tax advisors regarding the tax consequences to them of holding mandatory convertible preferred stock or common stock received upon conversion thereof under such tax laws, as well as the application to their particular situation of the U.S. federal income tax considerations discussed below.

As used herein, a “U.S. Holder” is a beneficial owner of our mandatory convertible preferred stock or common stock received upon conversion thereof that is, for U.S. federal income tax purposes, a citizen or resident of the U.S. or a domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of the mandatory convertible preferred stock or common stock received upon conversion thereof. A “non-U.S. Holder” is a beneficial owner of our mandatory convertible preferred stock or common stock received upon conversion thereof that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

Distributions on Mandatory Convertible Preferred Stock and Common Stock

A distribution of cash or common stock with respect to our mandatory convertible preferred stock or a distribution of cash with respect to our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in income by the U.S. Holder and taxable as ordinary income when received. If such a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of a U.S. Holder’s investment, up to the U.S. Holder’s tax basis in the shares of our mandatory convertible preferred stock or common stock, as applicable, and thereafter as a capital gain from the sale or exchange of such mandatory convertible preferred stock or common stock, as described below under “—Sale, Exchange, or Other Taxable Disposition of Mandatory Convertible Preferred Stock and Common Stock.” The amount of income associated with a distribution of common stock with respect to our mandatory convertible preferred stock will be equal to the fair market value of those shares of common stock at the time of the distribution. Dividends received by a non-corporate U.S. Holder will be eligible to be taxed at reduced rates if the U.S. Holder meets certain holding period and other applicable requirements. Dividends received by a corporate U.S. Holder will be eligible for the dividends-received deduction if the U.S. Holder meets certain holding period and other applicable requirements.

Extraordinary Dividends

Dividends that exceed certain thresholds in relation to a U.S. Holder’s tax basis in the mandatory convertible preferred stock or common stock could be characterized as “extraordinary dividends” under the Code. Corporate U.S. Holders that have held our mandatory convertible preferred stock or common stock for two years or less before the dividend announcement date and that receive an extraordinary dividend will generally be required to reduce their tax basis in the stock with respect to which such dividend was made by the nontaxed portion of such dividend. If the amount of the reduction exceeds the U.S. Holder’s tax basis in such stock, the excess is taxable as capital gain realized on the sale or other disposition of the mandatory convertible preferred stock or common stock and will be treated as described under “—Sale, Exchange, or Other Taxable Disposition of Mandatory Convertible Preferred Stock and Common Stock” below. Non-corporate U.S. Holders that receive an extraordinary dividend will be required to treat any losses on the sale of our mandatory convertible preferred stock or common stock as long-term capital losses to the extent of the extraordinary dividends such U.S. holder receives that qualify for taxation at the special rates discussed above under “—Distributions on Mandatory Convertible Preferred Stock and Common Stock.”

Sale, Exchange, or Other Taxable Disposition of Mandatory Convertible Preferred Stock and Common Stock

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of mandatory convertible preferred stock (other than pursuant to a conversion into common stock) or common stock equal to the difference between the amount realized upon the taxable disposition, and the U.S. Holder’s adjusted tax basis in the stock that was disposed. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the mandatory convertible preferred stock or common stock exceeds one year. Long-term capital gains of a non-corporate U.S. Holder are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Adjustments to the Conversion Rate

The conversion rate of our mandatory convertible preferred stock will be adjusted in certain circumstances, as described above under the caption “—Boundary Conversion Rate Adjustments”. Adjustments (or failure to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits may, in some circumstances, result in a deemed distribution to the U.S. Holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of a U.S. Holder of our mandatory convertible preferred stock, however, will generally not be considered to result in a deemed distribution to the U.S. Holder. Certain of the possible conversion rate adjustments provided in the terms of our mandatory convertible preferred stock (including adjustments in respect of taxable dividends paid to holders of common stock) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If adjustments that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings and profits and that do not qualify as being pursuant to a bona fide reasonable adjustment formula are made, U.S. Holders of our mandatory convertible preferred shares may generally be deemed to have received a distribution even though they have not received any cash. Any such deemed distribution will generally be taxable to a U.S. Holder in the same manner as an actual distribution as described above under “—Distributions on Mandatory Convertible Preferred Stock and Common Stock.” Because constructive distributions deemed received by a U.S. Holder would not give rise to any cash from which any applicable withholding could be satisfied, if an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), an applicable withholding agent may withhold such taxes from payments of cash or shares of common stock payable to such U.S. Holder.

Treatment of the Conversion

In general

A U.S. Holder of our mandatory convertible preferred stock will not recognize any income, gain or loss in respect of the receipt of shares of common stock upon the conversion of our mandatory convertible preferred stock, except that (1) the amount of cash you receive in respect of accrued and unpaid dividends will generally be taxable as described under “—Distributions on Mandatory Convertible Preferred Stock and Common Stock” above; (2) although the matter is not free from doubt, we intend to treat common stock that you receive in respect of accrued and unpaid dividends as a taxable distribution as described under “—Distributions on Mandatory Convertible Preferred Stock and Common Stock” above, (3) any cash you received in respect of as-yet-undeclared dividends attributable to the dividend period containing the date of conversion and any future dividend present value will generally be taxable as capital gain to the extent your amount realized on the conversion exceeds your basis in your mandatory convertible preferred stock and (4) your receipt of cash in lieu of a fractional share of common stock will generally be treated as if you received the fractional share and then received such cash in redemption of such fractional share. Such redemption will generally result in capital gain or loss equal to the difference between the amount of cash received and your tax basis in the share of common stock that is allocable to the fractional share.

Because receipt of common stock that is treated as dividends will not give rise to any cash from which any applicable withholding tax could be satisfied, if an applicable withholding agent pays backup withholding on behalf of a U.S. Holder (because such U.S. Holder failed to establish an exemption from backup withholding), such applicable withholding agent may withhold such taxes from shares of common stock or current or subsequent payments of cash with respect to such shares of common stock to such U.S. Holder.

In the event our mandatory convertible preferred stock is converted pursuant to certain transactions (including our consolidation or merger into another person), the tax treatment of such a conversion will depend upon the facts underlying the particular transaction triggering such a conversion.

You should consult your tax advisor to determine the specific tax consequences of a conversion under the particular circumstances, including the tax consequences of the receipt of cash or shares in respect of accrued and unpaid dividends or cash in lieu of a fractional share.

Tax basis and holding period

Your tax basis in the common stock you receive upon a conversion of our mandatory convertible preferred stock (including any basis allocable to a fractional share) will generally equal the tax basis of the mandatory convertible preferred stock that was converted, reduced by any as-yet-undeclared dividends attributable to the dividend period containing the date of conversion and future dividend present value amount paid in cash and increased by any gain recognized under clause (3) above. Your tax basis in a fractional share will be determined by allocating your tax basis in the common stock between the common stock you receive upon conversion and the fractional share, in accordance with their respective fair market values. Your holding period for the common stock you receive (other than common stock received in respect of accrued and unpaid dividends) will include your holding period for the mandatory convertible preferred stock converted. The basis of common stock received in respect of accrued and unpaid dividends that is treated as a taxable distribution will equal its fair market value at the time it is distributed and its holding period will begin on the day following the distribution.

Non-U.S. Holders

Distributions on Mandatory Convertible Preferred Stock and Common Stock

A distribution of cash or common stock with respect to our mandatory convertible preferred stock or cash with respect to our common stock generally will be treated as a dividend to the extent paid out of our current or accumulated earnings and profits. If such a distribution exceeds our current and accumulated earnings and profits, the excess will be first treated as a tax-free return of the non-U.S. Holder’s investment, up to the non-U.S. Holder’s tax basis in the shares of mandatory convertible preferred stock or common stock, as applicable, and thereafter as a capital gain subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Mandatory Convertible Preferred Stock and Common Stock.” The amount of income associated with a distribution of common stock with respect to our mandatory convertible preferred stock will be equal to the fair market value of those shares of common stock at the time of the distribution.

Dividends paid to a non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable tax treaty.

Even if a non-U.S. Holder is eligible for a lower treaty rate, a withholding agent generally will be required to withhold at a 30% rate (rather than the lower treaty rate) unless the non-U.S. Holder has furnished a valid Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E, or other documentary evidence establishing the non-U.S. Holder’s entitlement to the lower treaty rate with respect to such dividend payments, and the withholding agent does not have actual knowledge or reason to know to the contrary.

If a non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty or otherwise, the non-U.S. Holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Investors are encouraged to consult with their tax advisors regarding the possible implications of these withholding requirements on their investment in the shares of mandatory convertible preferred stock and common stock received upon conversion thereof.

Sale, Exchange or Other Taxable Disposition of Mandatory Convertible Preferred Stock and Common Stock

We believe that we are not, and we do not anticipate becoming, a U.S. real property holding corporation for U.S. federal income tax purposes. Accordingly, a non-U.S. Holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange, or other taxable disposition of mandatory convertible preferred stock or common stock.

Treatment of the Conversion

In general

Generally, if you are a non-U.S. Holder, you should not recognize any income, gain or loss on the conversion of our mandatory convertible preferred stock into our common stock, except that (1) the amount of cash you receive in respect of accrued and unpaid dividends will generally be treated as a distribution as described above under “—Tax Consequences to Non-U.S. Holders”; (2) although the matter is not free from doubt, we intend to treat common stock that you receive in respect of accrued and unpaid dividends as a taxable distribution as described under “—Distributions on Mandatory Convertible Preferred Stock and Common Stock” above, and (3) cash received in lieu of a fractional share of common stock and cash you received in respect of as-yet-undeclared dividends attributable to the dividend period containing the date of conversion and any future dividend present value will generally be treated as proceeds from the sale or disposition of the relevant shares of common stock or mandatory convertible preferred stock as described above under “—U.S. Holders.”

Information Reporting and Backup Withholding

Information returns on IRS Form 1099 are required to be filed with the IRS in connection with payments on the mandatory convertible preferred stock and common stock made to certain U.S. Holders. In addition, certain U.S. Holders may be subject to backup withholding in respect of payments on, or in exchange for, the mandatory convertible preferred stock and common stock if they do not provide their taxpayer identification numbers to the applicable withholding agent. Non-U.S. Holders may be required to comply with applicable certification procedures to establish that they are not U.S. Holders in order to avoid the application of such information reporting requirements and backup withholding tax. However, distributions paid to non-U.S. Holders may be reportable on IRS Form 1042-S. Any information reported on such form may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the non-U.S. Holder resides or is established. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. or non-U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA

Under the U.S. tax rules known as the Foreign Account Tax Compliance Act (commonly known as “FATCA”), a holder of our mandatory convertible preferred stock or common stock will generally be subject to 30% U.S. withholding tax on payments made on such stock if the holder is not FATCA compliant, or holds the stock through a foreign financial institution that is not FATCA compliant. In order to be treated as FATCA compliant, a holder must provide certain documentation (usually an IRS Form W-8BEN or W-8BEN-E) containing information about its identity, its FATCA status, and if required, its direct and indirect U.S. owners. These requirements may be modified by the adoption or implementation of a particular intergovernmental agreement between the United States and another country or by future U.S. Treasury regulations. Documentation that non-U.S. Holders provide in order to be treated as FATCA compliant may be reported to the IRS and other tax authorities, including information about a non-U.S. Holder’s identity, its FATCA status, and if applicable, its direct and indirect U.S. owners.

UNDERWRITING

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus supplement, the underwriters named below, for whom Morgan Stanley & Co. LLC and BofA Securities, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares of mandatory convertible preferred stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC	825,000
BofA Securities, Inc.	735,000
Goldman Sachs & Co. LLC	390,000
Mizuho Securities USA LLC	210,000
Wells Fargo Securities, LLC	210,000
Deutsche Bank Securities Inc.	180,000
Citigroup Global Markets Inc.	90,000
PNC Capital Markets LLC	120,000
MUFG Securities Americas Inc.	120,000
TPG Capital BD, LLC	90,000
ING Financial Markets LLC	30,000
Total:	3,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of mandatory convertible preferred stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of mandatory convertible preferred stock offered by this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of mandatory convertible preferred stock offered by this prospectus supplement if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer part of the shares of mandatory convertible preferred stock directly to the public at the offering price listed on the cover page of this prospectus supplement and part to certain dealers. After the initial offering of the shares of mandatory convertible preferred stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares of mandatory convertible preferred stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted the underwriters an option, which is exercisable within 30 days after the date of this prospectus supplement, to purchase up to an additional 450,000 shares of mandatory convertible preferred stock solely to cover over-allotments at the public offering price listed on the cover page of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of mandatory convertible preferred stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of mandatory convertible preferred stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 450,000 shares of mandatory convertible preferred stock.

		Total
	Per Share	No Exercise	Full Exercise
Public offering price	$100.00	$300,000,000	$345,000,000
Underwriting discounts and commissions:	$3.25	$9,750,000	$11,212,500
Proceeds, before expenses	$96.75	$290,250,000	$333,787,500

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $750,000. We have agreed to reimburse the underwriters for certain fees and disbursements of their counsel in an amount not to exceed $25,000.

We intend to apply to list the mandatory convertible preferred stock on The Nasdaq Global Select Market under the symbol “SABRP.” If the listing is approved, we expect trading to commence within 30 days after the date the mandatory convertible preferred stock is first issued.

We, our executive officers and our Chairman of the Board, have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, subject to certain exceptions, we and they will not, and will not publicly disclose an intention to, during the period ending 60 days after the date of this prospectus supplement (the “restricted period”):

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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

•

file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock whether any such transaction described in the first two bullets above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person has agreed that, without the prior written consent of Morgan Stanley & Co. LLC and BofA Securities, Inc. on behalf of the underwriters, such person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock.

The restrictions on certain of our directors and executive officers described in the immediately preceding paragraph do not apply to:

•	transfers as a bona fide gift or gifts;

•	transfers to any trust for the direct or indirect benefit of such person or the immediate family of such person;

•	transfers to any immediate family of such person;

•	transfers to any investment fund or other entity controlled or managed by such person;

•	transfers by will or intestacy or by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement;

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transfers pursuant to any contract, instruction or plan in accordance with Rule 10b5-1(c)(1)(i)(B) of the Exchange Act that has been established prior to the date of the lock-up letter provided, that no amendments or other modifications are made to such plans that would provide for the transfer of common stock during the restricted period;

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transfers resulting from the forfeiture, cancelation, withholding, surrender or delivery of such person’s common stock to us to satisfy any income, employment or social security tax withholding or remittance obligations in connection with the vesting during the restricted period of any restricted stock unit, restricted stock, performance contingent stock, stock options, warrants or other equity interests;

•	transfers to us or our subsidiaries upon death, disability or termination of employment, in each case, of such person;

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transfers to us or our subsidiaries (a) in connection with the exercise or vesting of outstanding stock options, warrants, restricted stock units, restricted stock, performance contingent stock or other equity interests granted pursuant to the our equity incentive plans, which are disclosed herein, including transfers deemed to occur upon the “net” or “cashless” exercise of options, or (b) for the sole purpose of paying the exercise price of such stock options, warrants, restricted stock units or other equity interests or for satisfying any tax or other governmental withholding obligation (including estimated taxes) due as a result of the exercise or vesting of such stock options, warrants, restricted stock units, restricted stock, performance contingent stock or other equity interests or as a result of the vesting of common stock under restricted stock awards pursuant to our employee benefit plans;

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transfers pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of common stock involving a change of control of the company, provided that if such transaction is not consummated, such person’s shares shall remain subject to the restrictions of the lock-up letter;

•	transfers as required by applicable law or pursuant to an order of a court or regulatory agency of competent jurisdiction; or

•	transfers to a nominee or custodian of a person or entity to whom transfer would be otherwise be permissible under the lock-up letter.

Morgan Stanley & Co. LLC and BofA Securities, Inc., in their sole discretion, may release the common stock and other securities subject to the restricted period described above in whole or in part at any time.

In order to facilitate the offering of the mandatory convertible preferred stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the mandatory convertible preferred stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the option. The underwriters can close out a covered short sale by exercising the option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option. The underwriters may also sell shares in excess of the option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the mandatory convertible preferred stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of mandatory convertible preferred stock in the open market to stabilize the price of the mandatory convertible preferred stock. These activities may raise or maintain the market price of the mandatory convertible preferred stock above independent market levels or prevent or retard a decline in the market price of the mandatory convertible preferred stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus supplement in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of mandatory convertible preferred stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Furthermore, affiliates of Morgan Stanley & Co. LLC, BofA Securities, Inc. and Goldman Sachs & Co. LLC, each an underwriter of this offering, are lenders under our Term Loan B and our Incremental Term Loan Facility. An affiliate of BofA Securities, Inc. is administrative agent to our Term Loan A and Term Loan B.

Each of the underwriters may act as an underwriter in the concurrent offering.

Selling Restrictions

European Economic Area and the United Kingdom

The mandatory convertible preferred stock is not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the mandatory convertible preferred stock or otherwise making them available to retail investors in the EEA or in the UK has been prepared and therefore offering or selling the mandatory convertible preferred stock or otherwise making them available to any retail investor in the EEA or in the UK may be unlawful under the PRIIPS Regulation. This prospectus supplement has been prepared on the basis that any offer of mandatory convertible preferred stock in any Member State of the EEA will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of mandatory convertible preferred stock. This prospectus supplement is not a prospectus for the purposes of the Prospectus Regulation.

References to Regulations or Directives include, in relation to the UK, those Regulations or Directives as they form part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 or have been implemented in UK domestic law, as appropriate.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

This prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares of our mandatory convertible preferred stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares of our mandatory convertible preferred stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Each underwriter has represented and agreed that:

•

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”) received by it in connection with the issue or sale of the shares of our mandatory convertible preferred stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

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it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our mandatory convertible preferred stock in, from or otherwise involving the United Kingdom.

Japan

No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of mandatory convertible preferred stock.

Accordingly, the shares of mandatory convertible preferred stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.

For Qualified Institutional Investors (“QII”)

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of mandatory convertible preferred stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of mandatory convertible preferred stock. The shares of mandatory convertible preferred stock may only be transferred to QIIs.

For Non-QII Investors

Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of mandatory convertible preferred stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of mandatory convertible preferred stock. The shares of mandatory convertible preferred stock may only be transferred en bloc without subdivision to a single investor.

Canada

The shares of mandatory convertible preferred stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of mandatory convertible preferred stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

Shares of our mandatory convertible preferred stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a ‘‘prospectus’’ within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation, or document relating to shares of our mandatory convertible preferred stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our mandatory convertible preferred stock which are or are intended to be disposed of only to persons outside Hong Kong or 226 only to ‘‘professional investors’’ within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our mandatory convertible preferred stock may not be circulated or distributed, nor may the shares of our mandatory convertible preferred stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (SFA) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where shares of our mandatory convertible preferred stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired shares of our mandatory convertible preferred stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission (ASIC) in relation to this offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the Corporations Act) and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act. Any offer in Australia of our mandatory convertible preferred stock may only be made to persons, or Exempt Investors, who are ‘‘sophisticated investors’’ (within the meaning of section 708(8) of the Corporations Act), ‘‘professional investors’’ (within the meaning of section 708(11) of the Corporations Act), or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer our mandatory convertible preferred stock without disclosure to investors under Chapter 6D of the Corporations Act. The mandatory convertible preferred stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation, or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the DFSA). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The mandatory convertible preferred stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the mandatory convertible preferred stock offered should conduct their own due diligence on the mandatory convertible preferred stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (FINMA) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (CISA) and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be licensable, with 228 FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to ‘‘qualified investors,’’ as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (CISO) such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

LEGAL MATTERS

Young Conaway Stargatt & Taylor, LLP will pass on the legality of the shares of mandatory convertible preferred stock to be sold in this offering. Certain legal matters in connection with this offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins, LLP.

EXPERTS

The consolidated financial statements and schedule of Sabre Corporation as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, incorporated by reference in this prospectus supplement and the registration statement of which this prospectus supplement forms a part, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 26, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020 filed with the SEC on May 8, 2020 and August 10, 2020, respectively;

•

our Current Reports on Form 8-K filed on January 14, 2020, February  6, 2020, March  6, 2020, March  20, 2020 (excluding Item 7.01), April  13, 2020, April  17, 2020, April  30, 2020, June  4, 2020, June  17, 2020, July  15, 2020, August  7, 2020 (excluding Item 2.02 and 9.01) and August 18, 2020; and

•

the description of our common stock contained in our Registration Statement on  Form 8-A, filed with the SEC on April 17, 2014 and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the following address:

Sabre Corporation

Attention: Corporate Secretary

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000

PROSPECTUS

Sabre Corporation

Common Stock

Preferred Stock

We or selling stockholders may offer and sell from time to time, together or separately, shares of our common stock, par value $0.01 per share, in amounts, at prices and on other terms to be determined at the time of the offering and to be described in an accompanying prospectus supplement. Additionally, we may offer and sell from time to time shares of our preferred stock (together with the common stock, the “securities”).

In the case of an offering by a selling stockholder, the applicable prospectus supplement will include the identity of, and specific information required with respect to, any selling stockholder, including the relationship between any selling stockholder and us. Any selling stockholders that are affiliates of us may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and, as a result, may be deemed to be offering securities, indirectly, on our behalf.

Any prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and each related prospectus supplement, together with the documents we incorporate by reference, before you invest. This prospectus may not be used to sell our securities unless accompanied by a prospectus supplement.

We may offer and sell our securities, and the selling stockholders may offer and sell our common stock through one or more underwriters, dealers or agents, through underwriting syndicates managed or co-managed by one or more underwriters, or directly to purchasers, on a continuous or delayed basis. We provide more information about how the shares may be offered and sold in the section entitled “Plan of Distribution” beginning on page 5. The prospectus supplement for each offering of our securities will describe in detail the plan of distribution for that offering.

Our common stock is listed on The NASDAQ Stock Market (“NASDAQ”) under the symbol “SABR.” The last reported closing sale price of our common stock on the NASDAQ on August 17, 2020 was $8.05 per share. We will provide information in the prospectus supplement for the trading market, if any, for any preferred securities we may offer.

INVESTING IN OUR SECURITIES INVOLVES RISKS. YOU SHOULD READ THE “RISK FACTORS” SECTION ON PAGE 1 OF THIS PROSPECTUS AND CAREFULLY CONSIDER THE DISCUSSION OF RISKS AND UNCERTAINTIES DESCRIBED UNDER THE HEADING “RISK FACTORS” IN ANY APPLICABLE PROSPECTUS SUPPLEMENT AND IN THE DOCUMENTS WE INCORPORATE BY REFERENCE.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any applicable prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus dated August 18, 2020

We and any selling stockholders are responsible for the information contained and incorporated by reference in this prospectus, any prospectus supplement and any free writing prospectus prepared by us or on behalf of us. Neither we nor any selling stockholders have authorized anyone to give you any other information, and we or any selling stockholders take no responsibility for any other information that others may give you. We and any selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) utilizing an automatic shelf registration process. Under this shelf process, we may periodically offer and sell any combination of the securities described in this prospectus in one or more offerings and selling stockholders may periodically offer and sell our common stock in one or more offerings. This prospectus provides a general description of our preferred stock and our common stock. Each time we or any selling stockholders offer securities, we or any selling stockholders will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information, including information about us, contained in this prospectus. Therefore, before making your investment decision, you should carefully read both this prospectus and any prospectus supplement together with the documents referred to in “Where You Can Find More Information” and “Incorporation by Reference.”

In this prospectus, unless we indicate otherwise or the context requires, references to the “company,” “Sabre,” “we,” “our,” “ours” and “us” refer to Sabre Corporation and its consolidated subsidiaries, and references to “Sabre GLBL” refer to Sabre GLBL Inc., formerly known as Sabre Inc. In the context of our Travel Network business, references to “travel buyers” refer to buyers of travel, such as online and offline travel agencies, travel management companies (“TMCs”) and corporate travel departments, and references to “travel suppliers” refer to suppliers of travel services such as airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators.

i

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not, imply a relationship with, or endorsement or sponsorship by, us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

GetThere, Sabre, Sabre Holdings, the Sabre logo, Sabre AirCentre, Sabre Airline Solutions, Sabre AirVision, Sabre Hospitality Solutions, Sabre Red, Sabre Travel Network, SabreSonic, TripCase and our other registered or common law trademarks, service marks or trade names appearing in this prospectus are the property of Sabre.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and the documents incorporated by reference contain “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts, such as statements regarding our future financial condition or results of operations, our prospects and strategies for future growth, the development and introduction of new products, and the implementation of our marketing and branding strategies. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “intends,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or the negative of these terms or other comparable terminology.

The forward-looking statements contained in this prospectus, any prospectus supplement, the documents incorporated by reference or elsewhere are based on our current expectations and assumptions regarding our business, the economy and other future conditions and are subject to risks, uncertainties and changes in circumstances that may cause events or our actual activities or results to differ significantly from those expressed in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, actions, levels of activity, performance or achievements. Readers are cautioned not to place undue reliance on these forward-looking statements. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements, including, but not limited to, those factors described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as included in a prospectus supplement and the documents incorporated by reference.

These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date they are made.

You should carefully consider the risks specified under the caption “Risk Factors” in any prospectus supplement and the documents incorporated by reference and in subsequent public statements or reports we file with or furnish to the SEC, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or results of operations could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

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SABRE CORPORATION

Sabre Corporation is a Delaware corporation formed in December 2006. On March 30, 2007, Sabre Corporation acquired Sabre Holdings Corporation, a Delaware corporation formed in 1996 (“Sabre Holdings”), which is the sole direct subsidiary of Sabre Corporation. Sabre Holdings was operated as a division of AMR Corporation, its parent company, until it was spun off completely in 2000. Sabre GLBL Inc. is the principal operating subsidiary and sole direct subsidiary of Sabre Holdings. Sabre GLBL Inc. or its direct or indirect subsidiaries conduct all of our businesses. Prior to our acquisition in 2007, we were previously a publicly-held travel technology company. Our initial public offering occurred on April 17, 2014 and our shares are listed on the NASDAQ. We are headquartered in Southlake, Texas.

At Sabre, we make travel happen. We are a software and technology company that powers the global travel industry. We partner with airlines, hoteliers, agencies and other travel partners to retail, distribute and fulfill travel. We connect the world’s leading travel suppliers, including airlines, hotels, car rental brands, rail carriers, cruise lines and tour operators, with travel buyers in a comprehensive travel marketplace. We also offer travel suppliers an extensive suite of leading software solutions, ranging from airline and hotel reservations systems to high-value marketing and operations solutions, such as planning airline crew schedules, re-accommodating passengers during irregular flight operations and managing day-to-day hotel operations. We are committed to helping customers operate more efficiently, drive revenue and offer personalized traveler experiences with next-generation technology solutions.

Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092 and our telephone number is (682) 605-1000. Our corporate website address is www.sabre.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated by reference into this prospectus and any applicable prospectus supplement, and investors should not rely on any such information in deciding whether to purchase our securities.

RISK FACTORS

Investing in our securities involves risks. Before deciding to invest in our securities, you should carefully consider the discussion of risks and uncertainties under the heading “Risk Factors” contained in any applicable prospectus supplement and in the documents that are incorporated by reference in this prospectus. See the sections entitled “Where You Can Find More Information” and “Incorporation by Reference” on page 7. The occurrence of any of these risks might cause you to lose all or part of your investment in the offered securities.

USE OF PROCEEDS

Except as otherwise set forth in a prospectus supplement, we intend to use the net proceeds from any sale of our securities by this prospectus for our general corporate purposes. The net proceeds may be invested temporarily in short-term marketable securities or applied to repay short-term debt until they are used for their stated purpose.

Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds from any sale of our common stock by a selling stockholder.

DESCRIPTION OF SECURITIES

The following is a description of the material terms of our fourth amended and restated certificate of incorporation (as amended, the “Certificate of Incorporation”) and sixth amended and restated bylaws (the “Bylaws”) as they are in effect as of August 18, 2020. This description may not contain all of the information that is important to you. To understand them fully, you should read our Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms part, as well as the relevant portions of the Delaware General Corporation Law, as amended (“DGCL”).

Common Stock

General. Our Certificate of Incorporation authorizes the issuance of up to 1 billion shares of common stock, par value $0.01. On August 3, 2020, there were 275,892,760 shares of common stock outstanding. None of our outstanding common stock has been designated as non-voting.

Voting Rights. Except as otherwise provided in our Certificate of Incorporation or required by law, holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Except for the election of directors, if a quorum is present, an action on a matter is approved if the votes cast favoring the action or matter exceed the votes cast against the action or matter, unless the vote of a greater number is required by applicable law, the DGCL, our Certificate of Incorporation or our Bylaws. The election of directors in an uncontested election will be determined by a majority of the votes cast with respect to that director’s election, requiring the number of votes cast “for” a director’s election to exceed the number of votes cast “against” that director. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividends. Holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts, liabilities and all preferential amounts to which holders of any outstanding class of preferred stock may be entitled.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are fully paid and nonassessable.

Preferred Stock

Our Certificate of Incorporation authorizes the issuance of up to 225 million shares of preferred stock, par value $0.01. Under our Certificate of Incorporation, our board of directors may provide for the issuance of shares of preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, powers, including voting powers, and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. The board of directors could, without stockholder approval, issue shares of preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue shares of preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company.

In respect of any offering of preferred stock under this prospectus, the applicable prospectus supplement will describe, among other things, the following:

•	the number of shares and designation or title of the shares;

•	dividend rights;

•

the right, if any, to exchange or convert the shares of such series into shares of any other class or classes, or of any other series of the same or any other class or classes of our stock, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and the adjustments, if any, at which such conversion or exchange may be made;

•	any redemption or sinking fund provisions of the preferred stock;

•	the voting rights, if any, which will apply;

•	the rights of the holders upon our dissolution or upon the distribution of our assets;

•	a discussion of any additional material federal income tax considerations regarding the preferred stock; and

•	any additional rights, preferences, privileges, limitations, and restrictions of the preferred stock.

Anti-Takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Our Certificate of Incorporation and our Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they may also discourage acquisitions that some stockholders may favor. These provisions include:

Classified Board. Our Certificate of Incorporation contains provisions under which the division of our board of directors into three classes, serving staggered three-year terms, is being gradually eliminated. Approximately two thirds of the directors are currently serving one-year terms, and approximately one third of the directors are serving a three-year term that will expire at the 2021 annual meeting of stockholders. Commencing with the 2021 annual meeting of stockholders, the classification of our board of directors will therefore cease. Until that time, those directors who are serving the final year of their three-year term may be subject to removal only for cause.

Authorized but Unissued or Undesignated Capital Stock. Our authorized capital stock consists of 1 billion shares of common stock and 225 million shares of preferred stock. A large quantity of authorized but unissued shares may deter potential takeover attempts because of the ability of our board of directors to authorize the issuance of some or all of these shares to a friendly party, or to the public, which would make it more difficult for a potential acquirer to obtain control of us. This possibility may encourage persons seeking to acquire control of us to negotiate first with our board of directors. The authorized but unissued stock may be issued by the board of directors in one or more transactions. In this regard, our Certificate of Incorporation grants the board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change of control. The preferred stock could also be used in connection with the issuance of a shareholder rights plan, sometimes referred to as a “poison pill.” Our board of directors is able to implement a shareholder rights plan without further action by our stockholders. The board of directors does not intend to seek stockholder approval prior to any issuance of preferred or common stock, unless otherwise required by law.

Action by Written Consent. Our Certificate of Incorporation provides that stockholder action can be taken only at an annual meeting or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.

Special Meetings of Stockholders. Our Certificate of Incorporation provides that special meetings of our stockholders may be called only by our board of directors or the chairman of the board of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Advance Notice Procedures. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not earlier than the opening of business 120 days prior, and not later than the close of business 90 days before, the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Under our Bylaws, the board of directors may adopt by resolution the rules and regulations for the conduct of meetings.

Except to the extent inconsistent with such rules and regulations adopted by the board of directors, the chairman of the meeting of stockholders shall have the right to adopt rules and regulations for the conduct of meetings, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of us.

Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. Our Bylaws provide that we will indemnify, to the fullest extent permitted by the DGCL, any person made or threatened to be made a party to any action or is involved in a proceeding by reason of the fact that the person is or was our director or officer, or our director or officer who, while a director or officer, is or was serving at the request of Sabre as a director, officer, employee, agent or manager of another corporation, partnership, limited liability company, joint venture, trust or other enterprise or non-profit entity, including service with respect to an employee benefit plan. Our Bylaws also provide that, subject to applicable law, we may, by action of our board of directors, grant rights to indemnification and advancement of expenses to persons other than our directors and officers with such scope and effect as the board of directors may then determine. We have entered into customary indemnification agreements with each of our directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Choice of Forum

Our Certificate of Incorporation provides that unless we consent to the selection of an alternate forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our Certificate of Incorporation or Bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our securities.

Exchange

Our common stock is listed on the NASDAQ under the symbol “SABR.”

PLAN OF DISTRIBUTION

We or the selling stockholders may offer and sell from time to time, together or separately, our securities covered by this prospectus in one or more or any combination of the following transactions:

•	on the NASDAQ, in the over-the-counter market or on any other national securities exchange on which our shares are listed or traded;

•	in privately negotiated transactions;

•	in underwritten transactions;

•	in a block trade in which a broker-dealer will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus; and

•	through any other method permitted by applicable law.

We or the selling stockholders may sell our securities at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of our securities from time to time will be determined by us or the selling stockholders, as applicable, and, at the time of the determination, may be higher or lower than the market price of our common stock on the NASDAQ or any other exchange or market.

Our securities may be offered to the public, from time to time, through broker-dealers acting as agent or principal, including through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time. The underwriters will be obligated to purchase all of the offered shares if they purchase any of the offered shares.

In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from us or the selling stockholders, as applicable, or from purchasers of the offered shares for whom they may act as agents. In addition, underwriters may sell our securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The selling stockholders and any underwriters, dealers or agents participating in a distribution of our securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.

We and the selling stockholders, as applicable, each may agree to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the selling of our securities, including liabilities arising under the Securities Act.

At any time a particular offer of securities covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will set forth the aggregate amount of shares covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents. In addition, to the extent required, any discounts, commissions, concessions and other items constituting underwriters’ or agents’ compensation, as well as any discounts, commissions or concessions allowed or reallowed or paid to dealers, will be set forth in such revised prospectus or prospectus supplement. Any such required prospectus or prospectus supplement, and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of our common stock covered by this prospectus.

To facilitate the offering of shares covered by this prospectus, certain persons participating in the offering may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. This may include over-allotments or short sales of our securities, which involve the sale by persons participating in the offering of more securities than we or the selling stockholders sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of our securities by bidding for or purchasing our securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if our securities sold by them is repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of our securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

The specific terms of any lock-up provisions in respect of any given offering will be described in the applicable prospectus supplement.

In the ordinary course of their business activities, any underwriter, broker-dealer or agent and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and other instruments. Any underwriter, broker-dealer or agent and their respective affiliates may also engage in transactions with or perform services for us or provide other types of financing to us in the ordinary course of their business.

To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution.

To comply with applicable state securities laws, our securities covered by this prospectus will be sold, if necessary, in such jurisdictions only through registered or licensed brokers or dealers. In addition, our securities may not be sold in some states absent registration or pursuant to an exemption from applicable state securities laws.

LEGAL MATTERS

The legality of the shares of our securities described in this prospectus will be passed upon for Sabre Corporation by Young Conaway Stargatt & Taylor, LLP. Certain legal matters in connection with any offering will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP. Certain legal matters in connection with any offering, including the legality of the shares of our common stock described in this prospectus, will be passed upon for any underwriters or agents, as the case may be, by counsel identified in the prospectus supplement with respect to any offering.

EXPERTS

The consolidated financial statements and schedule of Sabre Corporation as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon incorporated by reference herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Please note that the SEC’s website is included in this prospectus and any applicable prospectus supplement as an inactive textual reference only. The information contained on the SEC’s website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility.

INCORPORATION BY REFERENCE

We “incorporate by reference” into this prospectus and any applicable prospectus supplement certain information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Certain information that we subsequently file with the SEC will automatically update and supersede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the securities offered by this prospectus have been sold and all conditions to the consummation of such sales have been satisfied, except that we are not incorporating any information included in a Current Report on Form 8-K that has been or will be furnished (and not filed) with the SEC, unless such information is expressly incorporated herein by a reference in a furnished Current Report on Form 8-K or other furnished document:

•	our Annual Report on Form 10-K for the year ended December 31, 2019 filed with the SEC on February 26, 2020;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020, filed with the SEC on May 8, 2020 and August 10, 2020, respectively;

•

our Current Reports on Form 8-K filed with the SEC on January 14, 2020, February  6, 2020, February  26, 2020, March  6, 2020, March  17, 2020, March  20, 2020, April  13, 2020, April  17, 2020, April  30, 2020, May  8, 2020, May  28, 2020, June  4, 2020, June  17, 2020, June  24, 2020, July  15, 2020, August  7, 2020 and August 18, 2020; and

•

the description of our common stock contained in our Registration Statement on  Form 8-A, filed with the SEC on April 17, 2014 and any amendment or report filed with the SEC for the purpose of updating such description.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, a copy of any and all of the documents which are incorporated by reference in this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the following address:

Sabre Corporation

Attention: Corporate Secretary

3150 Sabre Drive

Southlake, TX 76092

Telephone: (682) 605-1000